Exhibit 10.19

THE SYMBOL “[Redacted]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED

LICENSE AND COLLABORATION AGREEMENT

by and between

I-Mab Biopharma Co., Ltd. 天境生物科技(上海)有限公司

and

I-Mab Biopharma US Limited

and

ABBVIE IRELAND UNLIMITED COMPANY

Dated as of September 3, 2020

i

6.5	Subcontracting; Distributors	51
6.6	Mono Licensed Product ROFN for Ironman Territory	51

ARTICLE 7 MANUFACTURING		52

7.1	Global Manufacturing Coordination and Manufacturing Technology Transfer Plan	52
7.2	Ironman Manufacturing	53
7.3	Manufacturing Technology Transfer	55
7.4	AbbVie Manufacturing	57
7.5	Other Licensed Products	58
7.6	Ironman Manufacturing After AbbVie Supply Discontinuation Notice	58

ARTICLE 8 REGULATORY ACTIVITIES		58

8.1	Regulatory Coordination	58
8.2	Ironman Regulatory Activities	58
8.3	AbbVie Regulatory Activities	60
8.4	AbbVie Territory Regulatory Transfer	61
8.5	Ironman Territory Regulatory Transfer	62
8.6	Pharmacovigilance Agreement; Global Safety Database	62
8.7	Recalls	62
8.8	Certain Sensitive Information	63

ARTICLE 9 GOVERNANCE		65

9.1	Joint Governance Committee	65
9.2	General Provisions Applicable to the JGC	66
9.3	Working Groups	68
9.4	Joint Project Team	69
9.5	Alliance Managers	69

ARTICLE 10 PAYMENTS AND RECORDS		69

10.1	Upfront Payment	69
10.2	Reimbursements	70
10.3	Milestones	70
10.4	Royalties on Sales by AbbVie	71
10.5	Estimated Sales Levels	73
10.6	Royalty Payments and Reports	73
10.7	Royalties on Sales by Ironman	74
10.8	Mode of Payment	75
10.9	Taxes	75
10.10	Late Payments	78
10.11	Financial Records	78
10.12	Audit 78	78
10.13	Right to Offset	79
10.14	Diagnostic or Veterinary Products	79

10.15	Financial Obligations under Agreements with Third Parties	79
10.16	Ironman Clinical Trials	80

ARTICLE 11 INTELLECTUAL PROPERTY		81

11.1	Ownership of Intellectual Property	81
11.2	Control of Intellectual Property	82
11.3	Prosecution and Maintenance of Patents	83
11.4	Enforcement of Patents	85
11.5	Infringement Claims by Third Parties	88
11.6	Invalidity or Unenforceability Defenses or Actions	89
11.7	Third Party Rights	90
11.8	Product Trademarks	92
11.9	Ironman Territory Trademarks	93
11.10	International Nonproprietary Name	94
11.11	Common Interest	94

ARTICLE 12 CONFIDENTIALITY AND NON-DISCLOSURE		94

12.1	Confidentiality Obligations	94
12.2	Permitted Disclosures	96
12.3	Additional Permitted Disclosures and Use	97
12.4	Use of Name	97
12.5	Public Announcements	97
12.6	Publications	98
12.7	Filing of this Agreement in the Ironman Territory	98
12.8	Return of Confidential Information	99

ARTICLE 13 REPRESENTATIONS AND WARRANTIES		99

13.1	Mutual Representations and Warranties	99
13.2	Additional Representations and Warranties of Ironman	100
13.3	Data Packages	107
13.4	Debarment	107
13.5	Pre-Effective Date Covenants	107
13.6	Additional Covenants	107
13.7	Additional Covenants of Ironman	108
13.8	Data Privacy and Security	109
13.9	DISCLAIMER OF WARRANTIES	110
13.10	Anti-Bribery and Anti-Corruption Compliance	110

ARTICLE 14 INDEMNITY		111

14.1	Indemnification of Ironman	111
14.2	Indemnification of AbbVie	111
14.3	Indemnification Procedures	112
14.4	Special, Indirect and Other Losses	114
14.5	Insurance	114

ARTICLE 15 TERM AND TERMINATION		115

15.1	Term and Expiration	115
15.2	Termination	115
15.3	Rights in Bankruptcy	116
15.4	Termination of this Agreement in its Entirety	117
15.5	Termination of this Agreement in a Terminated Territory	118
15.6	Reverse Royalty	120
15.7	Remedies	120
15.8	Rights of AbbVie In Lieu of Termination	121
15.9	Accrued Rights; Surviving Obligations	121

ARTICLE 16 MISCELLANEOUS		122

16.1	Force Majeure	122
16.2	Export Control	122
16.3	Ironman Change of Control	123
16.4	Assignment	123
16.5	Severability	124
16.6	Dispute Resolution	124
16.7	Governing Law, Jurisdiction and Service	125
16.8	Notices	126
16.9	Entire Agreement; Amendments	127
16.10	English Language	127
16.11	Equitable Relief	128
16.12	Waiver and Non-Exclusion of Remedies	128
16.13	No Benefit to Third Parties	128
16.14	Further Assurance	128
16.15	Relationship of the Parties	128
16.16	HSR Act Compliance	129
16.17	References	130
16.18	Construction	130
16.19	Counterparts	130

SCHEDULES AND EXHIBITS

Exhibit A	Compliance Certificate
Schedule 1.26	AbbVie Territory Development Plan
Schedule 1.177	Initial Development Plan
Schedule 1.181	Initial Licensed Compound
Schedule 1.163	I-Mab Territory Development Plan
Schedule 10.3.1(a)	Success Criteria for Milestone Event 1
Schedule 10.3.1(b)	Success Criteria for Milestone Event 2
Schedule 10.4	Example of Royalty Calculations
Schedule 10.17	Shared Litigation Cost Patents
Schedule 12.5	Press Release
Schedule 13.2.2	Existing Patents

Schedule 13.2.9	In-License Agreements
Schedule 13.2.12	Indications
Schedule 13.2.13	Special Claims
Schedule 15.2.6	Certain I-Mab Product Patents
Schedule 16.6.3	Arbitration Procedures

Initial Disclosure Schedules

v

LICENSE AND COLLABORATION AGREEMENT

This License and Collaboration Agreement (this “Agreement”) is made and entered into as of September 3, 2020 (the “Execution Date”) by and between I-Mab Biopharma Co., Ltd. (“I-Mab Shanghai”, 天境生物科技(上海)有限公司) and I-Mab Biopharma US Limited (“I-Mab US” and collectively with I-Mab Shanghai, “I-Mab”), and AbbVie Ireland Unlimited Company, an Irish private unlimited company (“AbbVie”). I-Mab and AbbVie are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, I-Mab owns and controls certain intellectual property rights with respect to certain Licensed Compounds (as defined below) and has developed certain pharmaceutical products incorporating the Licensed Compounds; and

WHEREAS, the Parties wish to further research, develop and commercialize such pharmaceutical products in accordance with the terms set forth below; and

WHEREAS, in connection therewith, I-Mab wishes to grant to AbbVie, and AbbVie wishes to obtain, an exclusive license under such intellectual property rights to Exploit (as defined below) Licensed Products (as defined below), in accordance with the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE 1

DEFINITIONS

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1    “AbbVie” has the meaning set forth in the preamble hereto.

1.2    “AbbVie Back-Up Supply Agreement” has the meaning set forth in Section 7.2.2.

1.3    “AbbVie Indemnitees” has the meaning set forth in Section 14.2.

1.4    “AbbVie Know-How” means any Information Controlled by AbbVie or any of its Affiliates as of the Effective Date or at any time during the Term and that is not generally known and is (a)(i) conceived, reduced to practice, discovered, developed or otherwise made solely by or on behalf of AbbVie or any of its Affiliates under this Agreement and (ii) necessary for the Exploitation of an I-Mab Licensed Product or (b) incorporated into or used in the Exploitation of an I-Mab Licensed Product by or on behalf of AbbVie or any of its Affiliates under this Agreement; provided that “AbbVie Know-How” does not include (x) any Other Ingredients or Agents Information, (y) any Information licensed to AbbVie or any of its Affiliates pursuant to an Excluded Upstream License or (z) without limiting the Information described in subsection (b) above, any platform technology that is proprietary to AbbVie or any of its Affiliates and is not specifically directed to an I-Mab Licensed Product.

1.5    “AbbVie Manufacturing Process” means AbbVie’s Manufacturing process, if any, used for Manufacturing the Licensed Products.

1.6    “AbbVie Non-C4 Multi-Specific Compound” means a Non-C4 Multi-Specific Compound that is, as between the Parties, first invented by or on behalf of, or that is otherwise controlled by, AbbVie, its Affiliates or (sub)licensees (including any Sublicensees) other than I-Mab or any of its Affiliates.

1.7    “AbbVie Non-C4 Multi-Specific Product” means a Non-C4 Multi-Specific Product containing an AbbVie Non-C4 Multi-Specific Compound (but, for clarity, not an I-Mab Non-C4 Multi-Specific Compound).

1.8    “AbbVie Non-C4 Multi-Specific Product Data Package” means, with respect to each AbbVie Non-C4 Multi-Specific Product, (a) the complete results of all Development activities conducted by or on behalf of AbbVie or its Affiliates or its or their Sublicensees with respect to such AbbVie Non-C4 Multi-Specific Product (whether or not previously provided to I-Mab), (b) copies of all Regulatory Documentation with respect to such AbbVie Non-C4 Multi-Specific Product submitted to or received from Regulatory Authorities, (c) a description of any and all obligations that AbbVie or any of its Affiliates has to a Third Party, financial or otherwise, with respect to the Development, Manufacture or Commercialization of such AbbVie Non-C4 Multi-Specific Product to the extent applicable to the applicable region(s) in the I-Mab Territory, and (d) copies of any and all agreements pursuant to which AbbVie or any of its Affiliates in-licenses or otherwise obtains rights to any Information, Patent or other intellectual property with respect to such AbbVie Non-C4 Multi-Specific Product to the extent applicable to the applicable region(s) in the I-Mab Territory, and in each case ((a)-–(d)), provided in English.

1.9    “AbbVie Non-C4 Multi-Specific Product Exercise Notice” has the meaning set forth in Section 5.7.4.

1.10    “AbbVie Non-C4 Multi-Specific Product Exercise Period” has the meaning set forth in Section 5.7.4.

1.11    “AbbVie Non-C4 Multi-Specific Product Negotiations” has the meaning set forth in Section 5.7.2.

1.12    “AbbVie Non-C4 Multi-Specific Product Transaction” has the meaning set forth in Section 5.7.2.

1.13    “AbbVie Non-C4 Multi-Specific Product Transaction Agreement” has the meaning set forth in Section 5.7.5.

1.14    “AbbVie Non-C4 Multi-Specific Product Transaction Notice” has the meaning set forth in Section 5.7.2.

1.15    “AbbVie Patents” means any Patent Controlled by AbbVie or any of its Affiliates in the I-Mab Territory as of the Effective Date or at any time during the Term that claim an invention that is (a)(i) conceived, reduced to practice, discovered, developed or otherwise made solely by or on behalf of AbbVie or any of its Affiliates under this Agreement and (ii) necessary for the Exploitation of such I-Mab Licensed Product; or (b) incorporated into, or used in the Exploitation of an I-Mab Licensed Product by or on behalf of AbbVie or any of its Affiliates under this Agreement; provided, for clarity, that “AbbVie Patents” do not include (x) any Other Ingredients or Agents Patent, (y) any Patent licensed to AbbVie or any of its Affiliates pursuant to an Excluded Upstream License, or (z) without limiting the invention described in subsection (b) above, any claims in a Patent that are not necessary for the Exploitation of an I-Mab Licensed Product into which such invention is incorporated or in the Exploitation of which such invention is used by AbbVie or any of its Affiliates.

1.16    “AbbVie ROFN Product” has the meaning set forth in Section 5.8.1.

1.17    “AbbVie ROFN Product Data Package” means, with respect to each AbbVie ROFN Product, (a) the complete results of all Development activities conducted by or on behalf of AbbVie or its Affiliates or its or their Sublicensees with respect to such AbbVie ROFN Product (whether or not previously provided to I-Mab), (b) copies of all Regulatory Documentation with respect to such AbbVie ROFN Product submitted to or received from Regulatory Authorities, (c) a description of any and all obligations that AbbVie or any of its Affiliates has to a Third Party, financial or otherwise, with respect to the Development, Manufacture or Commercialization of such AbbVie ROFN Product to the extent applicable to the applicable region(s) in the I-Mab Territory, and (d) copies of any and all agreements pursuant to which AbbVie or any of its Affiliates in-licenses or otherwise obtains rights to any Information, Patent or other intellectual property with respect to such AbbVie ROFN Product to the extent applicable to the applicable region(s) in the I-Mab Territory, and in each case ((a)–(d)), provided in English.

1.18    “AbbVie ROFN Product Exercise Notice” has the meaning set forth in Section 5.8.3.

1.19    “AbbVie Supply Agreement” has the meaning set forth in Section 7.4.2(b).

1.20    “AbbVie Supply Price” has the meaning set forth in Section 7.4.2(b).

1.21    “AbbVie Technology” means AbbVie Know-How and AbbVie Patents.

1.22    “AbbVie Terminated Product Know-How” means, with respect to a Terminated Product, (a) any Information Controlled by AbbVie or any of its Affiliates that is not generally known and (i)(A) conceived, reduced to practice, discovered, developed or otherwise made solely by or on behalf of AbbVie or any of its Affiliates under this Agreement and (B) is necessary for the Exploitation of such form(s) or formulation(s) of such Terminated Product pursuant to Section 15.4.4 or Section 15.5.3 as applicable or (ii) incorporated into, or used in the Exploitation of, the form(s) or formulation(s) of such Terminated Product by or on behalf of AbbVie or any of its Affiliates under this Agreement as of the effective date of termination or within the twelve (12)-month period preceding the effective date of termination for such Terminated Product; (b) AbbVie’s interest in any Joint Know-How; and (c) AbbVie’s interest in any Clinical Data generated by or on behalf of AbbVie or any of its Affiliates in human clinical trials of such Terminated Product; provided that “AbbVie Terminated Product Know-How” does not include (x) any Other Ingredients or Agents Information, or (y) without limiting the Information described in subsection (a)(ii) above, any platform technology that is proprietary to AbbVie or any of its Affiliates and is not specifically directed to such Terminated Product.

1.23    “AbbVie Terminated Product Patent” means, with respect to a Terminated Product, (a) any Patent Controlled by AbbVie or any of its Affiliates in the Terminated Territory that (i)(A) claims an invention conceived, reduced to practice, discovered, developed or otherwise made solely by or on behalf of AbbVie or any of its Affiliates under this Agreement and (B) is necessary for the Exploitation of such form(s) or formulation(s) of such Terminated Product pursuant to Section 15.4.4 or Section 15.5.3; or (ii) claims an invention that was incorporated into, or used in the Exploitation of, the form(s) or formulation(s) of such Terminated Product by or on behalf of AbbVie or any of its Affiliates under this Agreement as of the effective date of termination or within the twelve (12)-month period preceding the effective date of termination for such Terminated Product, and (b) is AbbVie’s interest in any Joint Patent in the Terminated Territory, provided that “AbbVie Terminated Product Patent” does not include (x) any Other Ingredients or Agents Patent, (y) any Patent licensed to AbbVie or any of its Affiliates pursuant to an Excluded Upstream License, or (z) any claims in a Patent that are not necessary for the Exploitation of such Terminated Product pursuant to Section 15.4.4 or Section 15.5.3 in the same form(s) and formulation(s) as such Terminated Product is or was being Developed or Commercialized by AbbVie or any of its Affiliates as of the effective date of termination or within the twelve (12)-month period preceding the effective date of termination of such Terminated Product.

1.24    “AbbVie Terminated Product Technology” means, with respect to a Terminated Product, AbbVie Terminated Product Know-How and AbbVie Terminated Product Patents, in each case, for such Terminated Product.

1.25    “AbbVie Territory” means, at any time, the entire world other than the I-Mab Territory and any Terminated Territory.

1.26    “AbbVie Territory Development Plan” means the high-level Development plan for the Development of the Licensed Compounds and Licensed Products in the Field in and for the AbbVie Territory. The initial AbbVie Territory Development Plan is attached hereto as Schedule 1.26 and shall be deemed to be approved by the JGC as of the Execution Date.

1.27    “AbbVie Territory Regulatory Transfer” has the meaning set forth in Section 8.4.

1.28    “Acceptance” means, with respect to a BLA, the receipt by AbbVie of a letter from FDA with respect to such BLA indicating that such BLA has been accepted for filing and further FDA review (or any equivalent indication of acceptance thereof in the event of a change in the procedures used by the FDA).

1.29    “Accounting Standards” means, with respect to the maintenance of records and books of accounts by a Party or its Affiliates or its or their Sublicensees, (a) United States Generally Accepted Accounting Principles, or (b) to the extent applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board, in each case ((a) or (b)), consistently applied.

1.30    “Affiliate” means, with respect to a Party, any Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such Party at any time for so long as such Person controls, is controlled by or is under common control with such Party. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” means: (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise; or (b) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).

1.31    “Agreement” has the meaning set forth in the preamble hereto.

1.32    “Alliance Manager” has the meaning set forth in Section 9.5.

1.33    “Anti-Corruption Laws” has the meaning set forth in Section 13.10.1.

1.34    “Anti-Shelve Notice” has the meaning set forth in Section 2.6.3.

1.35    “Antibody” means an immunoglobulin molecule (whether human, murine, camelid, cartilaginous fish, humanized, phage display, chimeric, polyclonal mixes, or any other type of antibody), whether multiple or single chain, recombinant or naturally occurring or a combination of the foregoing in any species, whole or fragment, including alternate formats such as F(Ab), F(Ab)’, F(Ab)2, Fv, scFv, miniaturized formats such as nanobodies, intrabodies, diabodies, monospecific/bi-specific/multi-specific/multivalent antibodies, and any analogs, constructs, conjugates, fusions or other modifications or attachments thereof or thereto, or any derivatives thereof.

1.36    “Applicable Law” means applicable laws, rules and regulations, including any rules, regulations, regulatory guidelines or other requirements of Regulatory Authorities, that may be in effect at the applicable time. For clarity, with respect to each Development or Manufacturing activity that will or would reasonably be expected to be submitted to a Regulatory Authority in support of a Drug Approval Application or a Regulatory Approval, “Applicable Law” shall be deemed to include the applicable regulations and guidances of the NMPA, FDA and EMA (and national implementations thereof) that constitute good laboratory practices, good manufacturing practices and good clinical practices (and, if and as appropriate under the circumstances, International Conference on Harmonization (ICH) guidance or other comparable regulation and guidance of any applicable Regulatory Authority in the Respective Territory) and the Regulations on Administration of Human Genetic Resources.

1.37    “Auditor” has the meaning set forth in Section 10.12.2.

1.38    “Authorized Biosimilar” has the meaning set forth in the definition Biosimilar Product.

1.39    “Biosimilar Application” has the meaning set forth in Section 11.4.5(a).

1.40    “Biosimilar Litigation” has the meaning set forth in Section 11.4.5(a).

1.41    “Biosimilar Product” means, with respect to a particular Licensed Product in a particular country in the Territory, (the “Reference Product”) a biologic product that (a) is highly similar to the Reference Product notwithstanding minor differences in clinically inactive components (as further defined in 42 U.S.C. § 262(i)(2) or analogous laws and regulations outside the United States), (b) has obtained Regulatory Approval (with all references in the definition Regulatory Approval to “Licensed Product” to be deemed references to such biologic product) in such country or jurisdiction through reference to the BLA and Regulatory Approval of the Reference Product pursuant to an expedited or abbreviated approval pathway established by the Regulatory Authorities in such country or jurisdiction pursuant to Applicable Laws, including any such product that is determined by the FDA or a foreign counterpart thereof to be biosimilar to or interchangeable with such Licensed Product, as set forth at 42 U.S.C. § 262(k) or a foreign equivalent thereof or (c) is sold in such country under the same Regulatory Approval as such Reference Product as an authorized biosimilar (such biological product in this clause (c), an “Authorized Biosimilar”).

1.42    “BLA” means a Biologics License Application submitted to FDA under Section 351 of the Public Health Service Act (PHSA) (42 U.S.C. § 262 (or any successor regulation thereto)), for purposes of obtaining Regulatory Approval for a new biologic in the United States.

1.43    “Board of Directors” has the meaning set forth in the definition of “Change of Control”.

1.44    “Breaching Party” has the meaning set forth in Section 15.2.1(a).

1.45    “Bulk Product” means, with respect to each Licensed Product, such Licensed Product in bulk drug product form that has been filled into vials, but that is not labeled or packaged.

1.46    “Business Day” means a day other than a Saturday or Sunday or a day on which banking institutions in Chicago, Illinois or Hong Kong are permitted or required to be closed.

1.47    “C4 Licensed Compound” means a Licensed Compound that contains a targeting moiety Directed to a same or substantially similar epitope as the epitope to which the Initial Licensed Compound is Directed irrespective of whether such Licensed Compound is also Directed to another Target. For clarity, each Existing Multi-Specific Compound is a C4 Licensed Compound.

1.48    “C4 Multi-Specific Compounds” means any multi-specific or bi-specific Licensed Compound that (a) contains a targeting moiety Directed to a same or substantially similar epitope as the epitope to which the Initial Licensed Compound is Directed and (b) is also Directed to a Target other than CD47, but excluding the Existing Multi-Specific Compounds.

1.49    “Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1, except that the first Calendar Quarter of the Term shall commence on the Execution Date and end on the day immediately prior to the first to occur of January 1, April 1, July 1 or October 1 after the Execution Date and the last Calendar Quarter shall end on the last day of the Term.

1.50    “Calendar Year” means each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31, except that the first Calendar Year of the Term shall commence on the Execution Date and end on December 31 of the year in which the Execution Date occurs and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Term.

1.51    “CD47” means human CD47 [Redacted].

1.52    “CDR” means complementarity-determining region.

1.53    “cGMP” means the current Good Manufacturing Practices as provided for (and as amended from time to time) in the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) Harmonized Tripartite Guideline, Good Manufacturing Practice Guide for Active Pharmaceutical Ingredients, Q7 (ICH Q7), and the EU Guidelines to Good Manufacturing Practice Medicinal Products for Human and Veterinary Use in Volume 4 of the European Commission’s Rules governing medicinal products in the European Union, the United States Code of Federal Regulations 21 C.F.R. Parts 210 and 211, or analogous set of regulations, guidelines or standards as defined by other relevant Regulatory Authority having jurisdiction over the Development, Manufacture or sale of Licensed Product in a particular jurisdiction, if and to the extent the Development, Manufacture or sale of such Licensed Product takes place in such jurisdiction.

1.54    “Change of Control” means, with respect to a Party, that any of the following occurs after the Execution Date:

1.54.1    any “person” or “group” (as such terms are defined below) (a) is or becomes the “beneficial owner” (as defined below, except that a “person” or “group” shall be deemed to have “beneficial ownership” of all shares of capital stock or other equity interests if such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, shares of capital stock or other interests (including partnership interests) of such Party (or, if applicable, a parent of such Party) then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the directors, managers or similar supervisory positions (“Voting Stock”) of such Party (or, if applicable, a parent of such Party) representing fifty percent (50%) or more of the total voting power of all outstanding classes of Voting Stock of such Party (or, if applicable, a parent of such Party) or (b) has the power, directly or indirectly, to elect a majority of the members of the Party’s (or, if applicable, a parent of such Party) board of directors or similar governing body (“Board of Directors”);

1.54.2    such Party (or, if applicable, a parent of such Party) (“Changed Party”) enters into a merger, consolidation or similar transaction with another Person (whether or not such Changed Party is the surviving entity) and as a result of such merger, consolidation or similar transaction (a) the members of the Board of Directors of such Changed Party immediately prior to such transaction constitute less than a majority of the members of the Board of Directors of such Changed Party or such surviving Person immediately following such transaction (except with respect to an internal restructuring that does not involve any Third Party where the shareholders of such Changed Party immediately prior to such transaction nominate a majority of the members of the Board of Directors of (i) such Changed Party or (ii) such surviving Person immediately following such transaction to replace the sole director of such Changed Party) or (b) the Persons that beneficially owned, directly or indirectly, the shares of Voting Stock of such Changed Party immediately prior to such transaction cease to beneficially own, directly or indirectly, shares of Voting Stock of such Changed Party representing at least a majority of the total voting power of all outstanding classes of Voting Stock of the surviving Person in substantially the same proportions as their ownership of Voting Stock of such Changed Party immediately prior to such transaction;

1.54.3    such Changed Party sells or transfers to any Third Party, in one (1) or more related transactions, properties or assets representing all or substantially all of such Changed Party’s consolidated total assets; or

1.54.4    the holders of capital stock, voting members or governing board, as applicable, of such Changed Party approve a plan or proposal for the liquidation or dissolution of such Changed Party.

For the purpose of this definition of Change of Control: (i) “person” and “group” have the meanings given such terms under Section 13(d) and 14(d) of the United States Securities Exchange Act of 1934, codified at 15 U.S.C. § 78a et seq. (the “Act”) as may be amended from time to time, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Act; (ii) a “beneficial owner” shall be determined in accordance with Rule 13d-3 under the Act; and (iii) the terms “beneficially owned” and “beneficially own” shall have meanings correlative to that of “beneficial owner.”

1.55    “Change of Control Party” has the meaning set forth in Section 16.4.2

1.56    “Clinical Data” means, with respect to a Licensed Product, the data and results generated by or on behalf of a Party or the Parties jointly (in each case including their respective Affiliates and (Sub)licensees) in human clinical trials of such Licensed Product.

1.57    “CMC” means, with respect to a compound or product, the chemistry, manufacturing and control activities for such compound or product.

1.58    “CMC Data” means, with respect to a Licensed Product, the data and results generated by or on behalf of a Party or the Parties jointly (in each case including their respective Affiliates and (Sub)licensees) in connection with the Manufacture of such Licensed Product (including any quality assurance, quality control and qualification activities in connection therewith).

1.59    “Combination Product” means a Licensed Product that, in addition to the applicable Licensed Compound, contains one (1) or more other active ingredients that are not Licensed Compounds (“Other Ingredients”) and is sold either as a fixed dose/unit combination or as separate doses/units combined in a single package for a single price.

1.60    “Combination Therapy” means a single therapeutic regimen of the concomitant or sequential administration of (a) a Licensed Product on the one hand, and (b) one or more other agents, compounds or products that are not Licensed Compounds or Licensed Products and that are intended for the treatment of the same Indication as the Licensed Product in clause (a) (“Other Agents”), on the other hand. For clarity, a Combination Therapy does not include administration of a Combination Product as a stand-alone therapy.

1.61    “Commercialization” means any and all activities related to the preparation for sale of, offering for sale of or sale of a pharmaceutical product, including activities related to marketing, promoting, distributing and importing such pharmaceutical product, and interacting with Regulatory Authorities or other governmental authorities regarding any of the foregoing. When used as a verb, “to Commercialize” and “Commercializing” mean to engage in Commercialization and “Commercialized” has a corresponding meaning.

1.62    “Commercially Reasonable Efforts” means, with respect to the efforts and resources to be expended, or considerations to be undertaken, in connection with the any objective, activity or decision to be undertaken with respect to the Development, Commercialization, or Manufacturing of a Licensed Product by the applicable Party under this Agreement, the reasonable efforts and resources to accomplish such objective, activity or decision that would be comparable with the efforts and resources that such Party would normally use for the development, manufacture and commercialization of a product at a similar stage in its development or product life, in a similar therapeutic and disease area and of similar market potential to such Licensed Product, taking into account: [Redacted] “Commercially Reasonable Efforts” shall be determined on a country-by-country (or jurisdiction-by-jurisdiction, where applicable), except that the applicable Party may consider the impact of its efforts and resources expended with respect to any country (or jurisdiction) on any other country (or jurisdiction).

1.63    “Competing Product” means any molecule, compound or other therapeutic product that is [Redacted].

1.64    “Competitive Program” has the meaning set forth in Section 2.4.3(a).

1.65    “Confidential Information” has the meaning set forth in Section 12.1.1.

1.66    “Control” means, with respect to any item of Information, Regulatory Documentation, material, Patent or other intellectual property right, the possession of the right, whether directly or indirectly and whether by ownership, license or otherwise (other than by operation of the license and other grants in Section 2.1 or Section 2.2), to grant a license, sublicense or other right (including the right to reference Regulatory Documentation) to or under such Information, Regulatory Documentation, material, Patent or other intellectual property right as provided for herein without violating the terms of any then-existing agreement with any Third Party.

1.67    “Convicted Individual” or “Convicted Entity” means an individual or entity, as applicable, who has been convicted of a criminal offense that falls within the ambit of 21 U.S.C. § 335a(a), 21 U.S.C. § 335a(b), 42 U.S.C. § 1320a - 7(a), or 42 U.S.C. § 1320a - 7(a)(b), but has not yet been excluded, debarred, suspended or otherwise declared ineligible.

1.68    “CTA Approval” means any and all consents, approvals, licenses, registrations, or authorizations of the NMPA or any other Regulatory Authority in order to commence clinical trials in the I-Mab Territory.

1.69    “CTCSA” has the meaning set forth in Section 3.5.

1.70    “Data Breach” has the meaning set forth in Section 13.8.2.

1.71    “Data Package” means each of the I-Mab Non-C4 Multi-Specific Product Data Packages, the Initial Development Data Package, the Existing Multi-Specific Product ROFN Data Packages, the Existing Multi-Specific Product ROFR Data Packages, the AbbVie ROFN Product Data Packages, AbbVie Non-C4 Product Data Packages, and the Mono Licensed Product Data Packages, as applicable.

1.72    “Data Protection Laws” means, to the extent governing the relevant “personal information” or “personal data”, any law, statute, declaration, decree, directive, legislative enactment, order, ordinance, regulation, rule or other binding restriction (as amended from time to time) that relates to the protection of individuals with regards to the Processing of “personal information” or “personal data”.

1.73    “Debarred Entity” means an entity that has been debarred by FDA pursuant to 21 U.S.C. § 335a(a) or (b) from submitting or assisting in the submission of any abbreviated drug application, or a subsidiary or affiliate of a Debarred Entity.

1.74    “Debarred Individual” is an individual who has been debarred by FDA pursuant to 21 U.S.C. § 335a(a) or (b) from providing services in any capacity to a Person that has an approved or pending drug or biological product application.

1.75    “Delivery Date” means, with respect to each Data Package to be delivered by a Party hereunder, the later of (a) the date of delivery of the complete version of such Data Package by such Party to the other Party and (b) if the other Party reasonably requests in good faith additional material Information relating to the product(s) to which such Data Package relates in order to make an informed decision regarding whether to exercise its rights with respect to such product in accordance with Section 2.7, Section 4.2, Section 4.3, Section 5.7, Section 5.8 or Section 6.6 as applicable, the date that such additional material Information is provided to the other Party pursuant to Section 2.7.3, Section 3.3.2 Section 4.2.3, Section 4.3.3, Section 5.7.3, Section 5.8.2 or Section 6.6.3, as applicable. For clarity, the “Delivery Date” for the Initial Development Data Package shall not occur until I-Mab has completed all the Development activities set forth in the Initial Development Plan.

1.76    “Delivery Technology” means any delivery system comprising equipment, instrumentation, one (1) or more devices, other mechanical components (such as a syringe or infusion bag) or delivery technology comprising a mode, method or material for administration (such as depot or time release technology), in each case, used to assist in the administration of a Licensed Compound or Licensed Product.

1.77    “Designated Person” has the meaning set forth in Section 8.8.2.

1.78    “Development” means, with respect to a compound or pharmaceutical product, all activities related to research, pre-clinical and other non-clinical testing, test method development and stability testing, toxicology, CMC activities, clinical studies, including Manufacturing in support thereof, translational and biomarker research, statistical analysis and report writing, the preparation and submission of INDs and Drug Approval Applications, seeking Regulatory Approvals, regulatory affairs with respect to the foregoing and all other activities necessary or reasonably useful or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Regulatory Approval. When used as a verb, “Develop” means to engage in Development.

1.79    “Directed” or “Directed to” means, with respect to an Antibody, molecule, compound or other therapeutic product and a Target, that the CDRs of such Antibody or other binding moiety of such compound, molecule or therapeutic product binds to such Target and inhibits, blocks or otherwise modulates such Target as a result of such binding. For clarity, the foregoing shall not include incidental or non-specific binding activity (e.g., if an Antibody, molecule, compound or therapeutic product has been generated to bind to certain Target(s) and inhibit, block or otherwise modulate such Target as a result of such binding, but such Antibody, molecule, compound or therapeutic product also incidentally binds to, inhibits, blocks or otherwise modulates other Target(s), then such Antibody, molecule, compound or therapeutic product will not be deemed to be Directed to such other Target(s) unless and until a Party knowingly develops such Antibody, molecule, compound or therapeutic product to bind to and inhibit, block or otherwise modulate such other Target(s)). For clarity, if there is a multi-specific Antibody that has been generated to bind to more than one Target and inhibit, block or otherwise modulate each such Target as a result of such binding, then such multi-specific Antibody shall be deemed to be Directed to each such Target.

1.80    “Dispute” has the meaning set forth in Section 16.6.

1.81    “Distributor” means any Person appointed by AbbVie or I-Mab, as applicable, or any of its Affiliates or its or their Sublicensees to distribute, market and sell a Licensed Product, as applicable, with or without packaging rights, in one or more countries in the AbbVie Territory or I-Mab Territory, as applicable, in circumstances where such Person purchases its requirements of Licensed Product from AbbVie, I-Mab, as applicable, or its respective Affiliates or Sublicensees for a fixed transfer price (i.e., a price that is not based on revenues from such Licensed Product but, for clarity, may be subject to volume-based and other discounts that are customary in the industry) but does not otherwise make any royalty or other revenue-based payment to AbbVie or I-Mab, as applicable, or its Affiliates or its or their Sublicensees with respect to its intellectual property rights with respect to, or its purchase of, such Licensed Product. For clarity, AbbVie, its Affiliates and its and their Sublicensees shall not be considered a Distributor of I-Mab or its Affiliates, and I-Mab, its Affiliates and its and their Sublicensees shall not be considered a Distributor of AbbVie or its Affiliates.

1.82    “DOJ” has the meaning set forth in the definition of “HSR Filing”.

1.83    “Dollars” or “$” means United States Dollars.

1.84    “Drug Approval Application” means a BLA, or any corresponding foreign application in the AbbVie Territory or the I-Mab Territory, including, with respect to the European Union, a marketing authorization application filed with the EMA pursuant to the centralized approval procedure or with the applicable Regulatory Authority of a country in Europe with respect to the mutual recognition procedure or any other national approval.

1.85    “Effective Date” means the Business Day following the date on which both of the following conditions are satisfied: (a) HSR Clearance occurs, or, the Parties together determine that no HSR Filing is required for the activities and licenses contemplated under this Agreement, and (b) I-Mab has completed all of its obligations under Section 13.5.

1.86    “EMA” means the European Medicines Agency and any successor agency thereto, or any Regulatory Authority having substantially the same function.

1.87    “European Union” means the economic, scientific and political organization of member states as it may be constituted from time to time.

1.88    “Excluded Individual” or “Excluded Entity” means (a) an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal health care programs such as Medicare or Medicaid by the Office of the Inspector General (OIG/HHS) of the U.S. Department of Health and Human Services, or (b) an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration (GSA).

1.89    “Excluded Upstream License” means any agreement that is deemed an “Excluded Upstream License” pursuant to Section 10.15.3.

1.90    “Exclusive AbbVie Non-C4 Multi-Specific Product Negotiation Period” has the meaning set forth in Section 5.7.4.

1.91    “Exclusive I-Mab Non-C4 Multi-Specific Product Negotiation Period” has the meaning set forth in Section 2.7.4.

1.92    “Exclusive Mono Licensed Product ROFN Negotiation Period” has the meaning set forth in Section 6.6.4.

1.93    “Exclusive ROFR Negotiation Period” has the meaning set forth in Section 4.3.4.

1.94    “Execution Date” has the meaning set forth in the preamble hereto.

1.95    “Existing CTA” means each of the following agreements: [Redacted].

1.96    “Existing Multi-Specific Activities” has the meaning set forth in Section 4.1.1.

1.97    “Existing Multi-Specific Compound” means either (a) the I-Mab CD47-PDL1 Compound or (b) the I-Mab CD47-GMCSF Compound, as applicable.

1.98    “Existing Multi-Specific Patents” has the meaning set forth in the definition of “Existing Multi-Specific Technology”.

1.99    “Existing Multi-Specific Product” means any product that contains an Existing Multi-Specific Compound as an active ingredient.

1.100    “Existing Multi-Specific Product ROFN” has the meaning set forth in Section 4.2.1.

1.101    “Existing Multi-Specific Product ROFN Data Package” means, with respect to each Existing Multi-Specific Compound, (a) the complete results of all Development activities conducted by or on behalf of I-Mab or its Affiliates or its or their Sublicensees with respect to such Existing Multi-Specific Compound (whether or not previously provided to AbbVie), (b) copies of all Regulatory Documentation with respect to such Existing Multi-Specific Compound submitted to or received from Regulatory Authorities, (c) a description of any and all obligations that I-Mab or any of its Affiliates has to a Third Party, financial or otherwise, with respect to the Development, Manufacture or Commercialization of such Existing Multi-Specific Compound and (d) copies of any and all agreements pursuant to which I-Mab or any of its Affiliates in-licenses or otherwise obtains rights to any Information, Patent or other intellectual property with respect to such Existing Multi-Specific Compound, and in each case ((a)–(d)), provided in English.

1.102    “Existing Multi-Specific Product ROFN Negotiation Period” has the meaning set forth in Section 4.2.4.

1.103    “Existing Multi-Specific Product ROFN Notice” has the meaning set forth in Section 4.2.4.

1.104    “Existing Multi-Specific Product ROFN Period” means, with respect to each Existing Multi-Specific Compound, the time period commencing upon the Effective Date and terminating upon the earlier of (a) the date AbbVie provides I-Mab an Existing Multi-Specific Product ROFN Notice with respect to such Existing Multi-Specific Compound and (b) the date that is [Redacted] after the Delivery Date for the Existing Multi-Specific Product ROFN Data Package for such Existing Multi-Specific Compound.

1.105    “Existing Multi-Specific Product ROFN Terms” has the meaning set forth in Section 4.2.4.

1.106    “Existing Multi-Specific Product ROFR Data Package” means, with respect to each Existing Multi-Specific Compound, (a) the complete results of all Development activities conducted by or on behalf of I-Mab or its Affiliates or its or their Sublicensees with respect to such Existing Multi-Specific Compound (whether or not previously provided to AbbVie), (b) copies of all Regulatory Documentation with respect to such Existing Multi-Specific Compound submitted to or received from Regulatory Authorities, (c) any commercial analyses for such Existing Multi-Specific Compound conducted by or on behalf of I-Mab, including market research, competitive analyses, forecasted sales and anticipated Commercialization activities, (d) a description of any and all obligations that I-Mab or any of its Affiliates has to a Third Party, financial or otherwise, with respect to the Development, Manufacture or Commercialization of such Existing Multi-Specific Compound in the applicable region(s) in the I-Mab Territory and (e) copies of any and all agreements pursuant to which I-Mab or any of its Affiliates in-licenses or otherwise obtains rights to any Information, Patent or other intellectual property with respect to such Existing Multi-Specific Compound in the applicable region(s) in the I-Mab Territory, and in each case ((a)–(e)), provided in English.

1.107    “Existing Multi-Specific Product ROFR Exercise Notice” has the meaning set forth in Section 4.3.4.

1.108    “Existing Multi-Specific Product ROFR Transaction” has the meaning set forth in Section 4.3.2.

1.109    “Existing Multi-Specific Product ROFR Transaction Agreement” has the meaning set forth in Section 4.3.5.

1.110    “Existing Multi-Specific Product ROFR Transaction Negotiations” has the meaning set forth in Section 4.3.2.

1.111    “Existing Multi-Specific Product ROFR Transaction Notice” has the meaning set forth in Section 4.3.2.

1.112    “Existing Multi-Specific Technology” means, with respect to each Existing Multi-Specific Compound, (a) I-Mab Know-How that is specific to such Existing Multi-Specific Compound and is not necessary or reasonably useful for the Exploitation of any other Licensed Compound or Licensed Product and (b) any I-Mab Patent that claims such Existing Multi-Specific Compound and is not necessary or reasonably useful for the Exploitation of any other Licensed Compound (an “Existing Multi-Specific Patent”).

1.113    “Existing Patents” has the meaning set forth in Section 13.2.2.

1.114    “Existing Product” means the Licensed Product that contains the Initial Licensed Compound as its sole active ingredient, as such Licensed Product is being Developed by I-Mab as of the Execution Date.

1.115    “Existing Regulatory Documentation” has the meaning set forth in Section 13.2.10.

1.116    “Existing Trial Sites” means, with respect to each Existing CTA, each counterparty to such Existing CTA.

1.117    “Exploit” means, with respect to a compound, machine, manufacture, composition of matter, product or process, to make, have made, import, use, sell or offer for sale, including to research, Develop or develop (as applicable), Commercialize or commercialize (as applicable), register, modify, enhance, improve, Manufacture or manufacture (as applicable), have Manufactured or manufactured (as applicable), hold or keep (whether for disposal or otherwise), formulate, optimize, have used, export, transport, distribute, promote, market or have sold or otherwise dispose of such compound, machine, manufacture, composition of matter, product or process. “Exploitation” means the act of Exploiting a compound, machine, manufacture, composition of matter, product or process.

1.118    “FDA” means the United States Food and Drug Administration and any successor agency thereto, or any Regulatory Authority having substantially the same function.

1.119    “FDA’s Disqualified/Restricted List” means the list of clinical investigators restricted from receiving investigational drugs, biologics, or devices because FDA has determined that the investigators have repeatedly or deliberately failed to comply with regulatory requirements for studies or have submitted false information to the study sponsor or FDA in any required report.

1.120    “FFDCA” means the United States Federal Food, Drug, and Cosmetic Act, as set forth at 21 U.S.C. ch. 9 § 301 et seq., as may be amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions and modifications thereto).

1.121    “Field” means all human and non-human diagnostic, prophylactic and therapeutic uses.

1.122    “Finished Product” means a Licensed Product in its finished, labeled, assembled, and packaged form, ready for sale to the market or use in clinical trials, as the case may be.

1.123    “First Commercial Sale” means, with respect to a Licensed Product and a country (or jurisdiction) in the AbbVie Territory or the I-Mab Territory, the first sale for monetary value of such Licensed Product in such country (or jurisdiction) by a Party, its Affiliates or its or their Sublicensees to a Third Party after all Regulatory Approvals for such Licensed Product have been obtained in such country (or jurisdiction). For clarity, sales prior to receipt of all Regulatory Approvals for a Licensed Product in a country (or jurisdiction) in the AbbVie Territory or the I-Mab Territory, such as so-called “treatment IND sales,” “named patient sales,” and “compassionate use sales,” shall not be construed as a First Commercial Sale unless, except for purposes of Section 10.3.1, the primary means of Commercialization of such Licensed Product in such country (or jurisdiction) is through sales without the receipt of Regulatory Approval.

1.124    “FTC” has the meaning set forth in the definition of “HSR Filing”.

1.125    “FTE” means a full time equivalent employee (i.e., one fully-committed or multiple partially-committed employees aggregating to one full-time employee) employed or contracted by a Party or its Affiliates and assigned to perform specified work hereunder, with such commitment of time and effort to constitute one employee performing such work on a full-time basis, which for purposes hereof shall be [Redacted]. For clarity, FTEs shall not include information technology, human resources, financial or legal personnel.

1.126    “FTE Costs” means, for all activities performed in accordance with this Agreement, including any Development, regulatory or Manufacturing activities, the result of (a) the number of FTEs performing for such activities, times (b) the applicable FTE Rate.

1.127    “FTE Rate” means, with respect to FTEs performing the activities under this Agreement, (a) with respect to AbbVie, [Redacted] and (b) with respect to I-Mab, [Redacted], which represents the fully burdened rate for such FTE and includes all Included FTE Costs and Expenses for such FTE.

1.128    “Global Study” means a human clinical trial for a Licensed Product, the data from which the Parties intend to use to seek Regulatory Approval for a Licensed Product in both the I-Mab Territory and the AbbVie Territory.

1.129    “GMCSF” means [Redacted].

1.130    “Good Reason” has the meaning set forth in Section 2.6.4.

1.131    “HGR Approval” means (a) the applicable Regulatory Approval for Sampling, Collecting, Trading and Exporting Human Genetic Resources (中国人类遗传资源的采集、收集、买卖、出口、出境审批书) and (b) the Export Certificate for Human Genetic Resources (人类遗传资源出口、出境证明), in each case, to be issued by the Ministry of Science and Technology (中华人民共和国科学技术部), in connection with disclosure or sharing of clinical data from clinical trials in the I-Mab Territory or other Information as contemplated under this Agreement.

1.132    “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as codified at 15 U.S.C. § 18a, as may be amended from time to time, and the rules and regulations promulgated thereunder, or foreign antitrust equivalent thereof under Applicable Law (including all additions, supplements, extensions and modifications thereto).

1.133    “HSR Clearance” means, with respect to this Agreement, the expiration or termination of all applicable waiting periods and requests for information (and any extensions thereof) under the HSR Act.

1.134    “HSR Filing” means (a) filings by I-Mab and AbbVie with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) of a Notification and Report Form for Certain Mergers and Acquisitions (as that term is defined in the HSR Act) with respect to the matters set forth in this Agreement, together with all required documentary attachments thereto, or (b) equivalent foreign antitrust filings, if any, with applicable governmental authorities where such filings are required.

1.135    “HSR Proceeding” has the meaning set forth in Section 16.16.2.

1.136    “I-Mab” has the meaning set forth in the preamble hereto.

1.137    “I-Mab Back-Up Supply Agreement” has the meaning set forth in Section 7.2.2.

1.138    “I-Mab CD47-GMCSF Compound” has the meaning set forth in the definition of “Licensed Compound”.

1.139    “I-Mab CD47-PDL1 Compound” has the meaning set forth in the definition of “Licensed Compound”.

1.140    “I-Mab Indemnitees” has the meaning set forth in Section 14.1.

1.141    “I-Mab Know-How” means all Information Controlled by I-Mab or any of its Affiliates as of the Effective Date or at any time during the Term that is not generally known and is necessary or reasonably useful for the Exploitation of any Licensed Compound or Licensed Product, but excluding any (a) Joint Know-How, (b) any Other Ingredients or Agents Information, and (c) Information licensed to I-Mab or any of its Affiliates pursuant to an Excluded Upstream License.

1.142    “I-Mab Licensed Product” means (a) with respect to any Mono Licensed Product being clinically Developed or Commercialized by or on behalf of AbbVie or its Affiliates in the AbbVie Territory, such Mono Licensed Product; and (b) with respect to a Combination Product being clinically Developed or Commercialized by or on behalf of AbbVie or its Affiliates in the AbbVie Territory, unless the Parties otherwise agree, the Mono Licensed Product that contains the Licensed Compound in such Combination Product as the sole active ingredient in such Mono Licensed Product.

1.143    “I-Mab Non-C4 Multi-Specific Compound” means a Non-C4 Multi-Specific Compound (other than an AbbVie Non-C4 Multi-Specific Compound) that is, as between the Parties, first invented by or on behalf of, or otherwise controlled by, I-Mab, its Affiliates or (sub)licensees (including Sublicensees) other than AbbVie or any of its Affiliates.

1.144    “I-Mab Non-C4 Multi-Specific Product” means a Non-C4 Multi-Specific Product containing an I-Mab Non-C4 Multi-Specific Compound (but, for clarity, not an AbbVie Non-C4 Multi-Specific Compound).

1.145    “I-Mab Non-C4 Multi-Specific Product Data Package” means, with respect to each I-Mab Non-C4 Multi-Specific Product, (a) the complete results of all Development activities conducted by or on behalf of I-Mab or its Affiliates or its or their Sublicensees with respect to such I-Mab Non-C4 Multi-Specific Product (whether or not previously provided to AbbVie), (b) copies of all Regulatory Documentation submitted to or received from Regulatory Authorities with respect to such I-Mab Non-C4 Multi-Specific Product, (c) any commercial analyses for such I-Mab Non-C4 Multi-Specific Product conducted by or on behalf of I-Mab, including market research, competitive analyses, forecasted sales and anticipated commercialization activities, (d) a description of any and all obligations that I-Mab or any of its Affiliates has to a Third Party, financial or otherwise, with respect to the development, manufacture or commercialization of such I-Mab Non-C4 Multi-Specific Product in the applicable country(ies) and (e) copies of any and all agreements pursuant to which I-Mab or any of its Affiliates in-licenses or otherwise obtains rights to any Information, Patent or other intellectual property with respect to such I-Mab Non-C4 Multi-Specific Product in the applicable country(ies). For purposes of this definition, “applicable country(ies)” shall mean the country(ies) that are the subject of the proposed I-Mab Non-C4 Multi-Specific Product Transaction, and in each case ((a)–(e)), provided in English.

1.146    “I-Mab Non-C4 Multi-Specific Product Exercise Notice” has the meaning set forth in Section 2.7.4.

1.147    “I-Mab Non-C4 Multi-Specific Product Exercise Period” has the meaning set forth in Section 2.7.4.

1.148    “I-Mab Non-C4 Multi-Specific Product Negotiations” has the meaning set forth in Section 2.7.2.

1.149    “I-Mab Non-C4 Multi-Specific Product ROFN” means AbbVie’s right of first negotiation for the I-Mab Non-C4 Multi-Specific Product as described in Section 2.7.

1.150    “I-Mab Non-C4 Multi-Specific Product Transaction” has the meaning set forth in Section 2.7.2.

1.151    “I-Mab Non-C4 Multi-Specific Product Transaction Agreement” has the meaning set forth in Section 2.7.5.

1.152    “I-Mab Non-C4 Multi-Specific Product Transaction Notice” has the meaning set forth in Section 2.7.2.

1.153    “I-Mab Original Territory” has the meaning set forth in the definition of “I-Mab Territory”.

1.154    “I-Mab Patent” means any Patent Controlled by I-Mab or any of its Affiliates as of the Effective Date or at any time during the Term that is necessary or reasonably useful (or with respect to any Patent application, would be necessary or reasonably useful if such application is issued as a Patent) for the Exploitation of any Licensed Compound or Licensed Product, but excluding (a) any Joint Patent, (b) any Other Ingredients or Agents Patent, and (c) any Patent licensed to I-Mab or any of its Affiliates pursuant to an Excluded Upstream License. The I-Mab Patents shall include the Existing Patents.

1.155    “I-Mab Product Information” means any Information in the I-Mab Know-How relating to any Licensed Compound or Licensed Product, including the Exploitation of any of the foregoing.

1.156    “I-Mab Royalty Term” has the meaning set forth in Section 10.7.2.

1.157    “I-Mab Shanghai” has the meaning set forth in the preamble hereto.

1.158    “I-Mab Supply Agreement” has the meaning set forth in Section 7.2.3.

1.159    “I-Mab Supply Price” has the meaning set forth in Section 7.2.3.

1.160    “I-Mab Technology” means I-Mab Know-How and I-Mab Patents.

1.161    “I-Mab Territory” means, at any time, (a) the People’s Republic of China, including Hong Kong, and Macau, but for purposes of this Agreement, excluding Taiwan (the “I-Mab Original Territory”) and (b) any Terminated Territory at such time.

1.162    “I-Mab Territory Commercialization Plan” means the high-level Commercialization plan for the Commercialization of the Licensed Products in the I-Mab Territory, which plan shall include, (a) the brand strategy and implementation strategy; (b) pre-launch Commercialization activities and the expected date of launch; (c) the nature and extent of promotional activities anticipated; (d) non-binding summary-level market and sales forecasts for the Licensed Products; (e) plans regarding distribution and supply chain management; and (f) to the extent such strategy and information may be provided consistent with Applicable Law, reimbursement and pricing strategy and information.

1.163    “I-Mab Territory Development Plan” means the detailed Development plan for the Development of the Licensed Compounds and Licensed Products in the Field in the I-Mab Territory. The initial I-Mab Territory Development Plan is attached hereto as Schedule 1.163 and shall be deemed to be approved by the JGC as of the Execution Date.

1.164    “I-Mab Territory Third Party Rights” has the meaning set forth in Section 11.7.3.

1.165    “I-Mab Territory Trademark Agreement” has the meaning set forth in Section 11.8.1.

1.166    “I-Mab US” has the meaning set forth in the preamble hereto.

1.167    “Included FTE Costs and Expenses” means the sum of (a) all costs and expenses for the employee performing any activities hereunder, including salaries, wages, bonuses, commissions, benefits, profit sharing, stock option grants, FICA costs and other similar ex-U.S. costs, travel, meals and entertainment, training, recruiting, relocation, operating supplies, and equipment and other disposable goods to the extent required for the performance of the applicable activities, (b) a pro rata allocation of equipment maintenance costs, utilities, general, administrative and facilities expenses, including allocated building operating costs and depreciation and repairs and maintenance and (c) other overhead, including costs and expense for information technology, human resources, finance and legal, in any case ((a), (b) or (c)), whether internal costs and expenses or amounts paid to Third Parties.

1.168    “IND” means an Investigational New Drug application as defined in the FFDCA, or a clinical trial authorization application for a product filed with a Regulatory Authority in any other regulatory jurisdiction outside the U.S. (including applications for CTA Approvals), the filing of which is necessary to commence or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction and all supplements, amendments, variations, extensions and renewals thereof that may be filed with respect to the foregoing.

1.169    “Indemnification Claim Notice” has the meaning set forth in Section 14.3.1.

1.170    “Indemnified Party” has the meaning set forth in Section 14.3.1.

1.171    “Indemnifying Party” has the meaning set forth in Section 14.3.1.

1.172    “Indication” means, with respect to a Licensed Product, a diagnostic, prophylactic or therapeutic use for a tumor type based on tissue or organ of origin, which (a) for a clinical trial for such Licensed Product, is the use of such Licensed Product for which such clinical trial is intended to determine safety or effectiveness and (b) if the BLA for such Licensed Product is approved in the U.S., is reflected in the “Indications and Usage” section of labeling pursuant to 21 C.F.R. § 201.57(c)(2) (or comparable labeling section under Applicable Laws) or, to the extent applicable, any comparable labeling section outside the U.S. based on at least one clinical trial approved by the applicable Regulatory Authority, in each case ((a) and (b)), subject to the following: (i) subtypes of the same tumor type; (ii) uses of such Licensed Product for the same tumor type for different populations or population sub-types; (iii) the approved use of such Licensed Product for such tumor type in different combinations or co-administration of treatments (e.g., monotherapy vs. add-on or combination therapy for use with another active ingredient in the same disease); (iv) the approved use of such Licensed Product for such tumor type in a different line of treatment or a different temporal position in a treatment algorithm for the same disease or condition (e.g., first line vs. second line therapy in the same tumor type); and (v) treatment of the same tumor type with such Licensed Product in an expanded, modified or additional patient population, in each case ((i)–(v)), are not additional Indications for such Licensed Product. For clarity and without limiting or expanding the foregoing, any label expansion that is not supported by at least one adequate and well-controlled clinical trial would not constitute a separate Indication. Notwithstanding the foregoing, Acute Myeloid Leukemia and Myelodysplastic Syndrome are two separate Indications.

1.173    “Information” means all technical, scientific and other know-how and information, trade secrets, knowledge, technology, means, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, including: biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, regulatory, manufacturing and quality control data and information, including study designs and protocols, assays and biological methodology, in each case (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed.

1.174    “Infringement” has the meaning set forth in Section 11.4.1.

1.175    “Initial Development Activities” has the meaning set forth in Section 3.1.1.

1.176    “Initial Development Data Package” means (a) the complete results (including all supporting documentation with respect thereto) of the Development activities conducted by or on behalf of I-Mab or its Affiliates or its or their Sublicensees (i) relating to any Licensed Compound or Licensed Product and completed prior to the Effective Date or (ii) as set forth in the Initial Development Plan, including, in each case ((i) or (ii)), all CMC Data for Licensed Products (whether or not previously provided to AbbVie) and (b) such other relevant Information with respect to the Development of the Licensed Compounds or Licensed Products pursuant to the Initial Development Plan that the JGC determines should be included in the Initial Development Data Package, and in each case ((a) and (b)), provided in English.

1.177    “Initial Development Plan” means the plan to complete the pre-clinical studies and human clinical trials for the Initial Licensed Compound, in each case, that are ongoing as of the Execution Date, which plan is attached hereto as Schedule 1.177, as such plan may be amended pursuant to the terms of this Agreement.

1.178    “Initial Development Records” has the meaning set forth in Section 3.1.4.

1.179    “Initial Development Term” means the period beginning on the Effective Date and ending on the later of (a) the completion of the activities under the Initial Development Plan and (b) the Delivery Date for the Initial Development Data Package.

1.180    “Initial Disclosure Schedules” has the meaning set forth in Section 13.2.

1.181    “Initial Licensed Compound” has the meaning set forth in the definition of “Licensed Compounds”.

1.182    “Initiate” means, with respect to a clinical study, to initiate the first dosing of the first human subject in such clinical study. “Initiation” means the act of Initiating a clinical study.

1.183    “In-License Agreements” has the meaning set forth in Section 13.2.9.

1.184    “Inventor Compensation Claims” has the meaning set forth in Section 11.1.5.

1.185     “Joint CMC Working Group” has the meaning set forth in Section 9.3.1.

1.186    “Joint Governance Committee” or “JGC” has the meaning set forth in Section 9.1.

1.187    “Joint Know-How” has the meaning set forth in Section 11.1.2.

1.188    “Joint Patents” has the meaning set forth in Section 11.1.2.

1.189    “Joint Project Team” or “JPT” has the meaning set forth in Section 9.4.

1.190    “Joint Regulatory Working Group” has the meaning set forth in Section 9.3.2.

1.191    “Joint Technology” has the meaning set forth in Section 11.1.2.

1.192    “Knowledge” means, with respect to I-Mab, the knowledge, after performing a diligent investigation with respect to the applicable facts and information [Redacted].

1.193    “Licensed Compound(s)” means (a) the anti-CD47 monoclonal antibody identified as TJ011133 (also known as TJC4) as of the Effective Date with the amino acid sequence set forth in Schedule 1.193 (the “Initial Licensed Compound”); (b) any Antibody, including any backup or follow-on Antibodies with respect to the Initial Licensed Compound and any derivatives of any of the foregoing, invented, owned or Controlled by I-Mab or any of its Affiliates, [Redacted]; (c) any CD47 binding fragments [Redacted] of any of the Antibodies described in clause (a) or (b) and any Antibody that contains such a CD47 binding fragment, including [Redacted], but excluding any I-Mab Non-C4 Multi-Specific Compound; and (d) any other molecule, compound or other therapeutic product invented, owned or Controlled by I-Mab or any of its Affiliates that (i) contains a targeting moiety Directed to an epitope on CD47 that is the same or substantially similar as the epitope to which the Initial Licensed Compound is Directed and (ii) that is not Directed to another Target. [Redacted]

1.194    “Licensed Product” means any product that contains a Licensed Compound as an active ingredient, alone or in combination with one or more other active pharmaceutical ingredients, in any and all forms, presentations, strengths/concentrations, Delivery Technologies, dosages, formulations, package configuration and modalities, and for any and all indications. For purpose of Section 10.4.2, any additional Licensed Product that contains the same Licensed Compound as the first Licensed Product, but is in a different form, presentation, strength/concentration, Delivery Technology, dosage, formulation, package configuration or modality from the first Licensed Product, shall be considered the same Licensed Product as the first Licensed Product.

1.195    “Losses” has the meaning set forth in Section 14.1.

1.196    “Major European Market” means each of the United Kingdom, France, Germany, Italy, and Spain.

1.197    “Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding of any Licensed Compound or Licensed Product, or any intermediate of any of the foregoing, including formulation, process development, process qualification and validation, scale-up, pre-clinical, clinical and commercial manufacture and analytic development, product characterization, stability testing, quality assurance and quality control.

1.198    “Manufacturing Process” has the meaning set forth in Section 7.3.1.

1.199    “Manufacturing Technology Transfer” has the meaning set forth in Section 7.3.1.

1.200    “Manufacturing Timeline” has the meaning set forth in Section 9.3.1.

1.201    “Milestone Events” has the meaning set forth in Section 10.3.

1.202    “Milestone Payments” has the meaning set forth in Section 10.3.

1.203    “Mono Licensed Product” means a Licensed Product that contains a Licensed Compound as its sole active ingredient that is not Directed to any Target other than CD47.

1.204    “Mono Licensed Product Data Package” means, with respect to each Mono Licensed Product, (a) the complete results of all Development activities conducted by or on behalf of I-Mab or its Affiliates or its or their Sublicensees with respect to such Mono Licensed Product (whether or not previously provided to AbbVie), (b) copies of all Regulatory Documentation with respect to such Mono Licensed Product submitted to or received from Regulatory Authorities, (c) any commercial analyses for such Mono Licensed Product conducted by or on behalf of I-Mab, including market research, competitive analyses, forecasted sales and anticipated Commercialization activities, (d) a description of any and all obligations that I-Mab or any of its Affiliates has to a Third Party, financial or otherwise, with respect to the Development, Manufacture or Commercialization of such Mono Licensed Product in the applicable region(s) in the I-Mab Territory, and (e) copies of any and all agreements pursuant to which I-Mab or any of its Affiliates in-licenses or otherwise obtains rights to any Information, Patent or other intellectual property with respect to such Mono Licensed Product in the applicable region(s) in the I-Mab Territory, and in each case ((a)–(e)), provided in English.

1.205    “Mono Licensed Product ROFN” means AbbVie’s right of first negotiation for the Mono Licensed Product as described in Section 6.6.

1.206    “Mono Licensed Product ROFN Exercise Notice” has the meaning set forth in Section 6.6.4.

1.207    “Mono Licensed Product ROFN Exercise Period” has the meaning set forth in Section 6.6.4.

1.208    “Mono Licensed Product Transaction” has the meaning set forth in Section 6.6.2.

1.209    “Mono Licensed Product Transaction Agreement” has the meaning set forth in Section 6.6.5.

1.210    “Mono Licensed Product Transaction Negotiations” has the meaning set forth in Section 6.6.2.

1.211    “Mono Licensed Product Transaction Notice” has the meaning set forth in Section 6.6.2.

1.212    “Mono Product” has the meaning set forth in the definition of “Net Sales.”

1.213    “MSD” has the meaning set forth in Section 3.5.

1.214    “MSD Related Activities” has the meaning set forth in Section 3.5.

1.215    “Net Sales” means, with respect to a Party and a Licensed Product for any period, the total amount billed or invoiced on sales of such Licensed Product during such period by such Party, its Affiliates, or Sublicensees to Third Parties (including wholesalers and Distributors), in bona fide arm’s length transactions, less the following deductions, and in each case related specifically to the Licensed Product and actually allowed and taken by such Third Parties and not otherwise recovered by or reimbursed to such Party, its Affiliates or Sublicensees:

(a)    normal and customary trade, cash and quantity discounts;

(b)    price reductions or rebates, retroactive or otherwise, imposed by, negotiated with or otherwise paid to governmental authorities or other payees;

(c)    taxes on sales (such as sales, value added, or use taxes) to the extent added to the sale price and set forth separately as such in the total amount invoiced;

(d)    amounts repaid or credited by reason of rejections, defects, return goods allowance, recalls or returns, or because of retroactive price reductions, including rebates or wholesaler charge backs;

(e)    the portion of administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers or Medicare Prescription Drug Plans relating to such Licensed Product;

(f)    any consideration actually paid or payable for any Delivery Technology specifically related to a billed or invoiced sale of such Licensed Product;

(g)    any invoiced amounts from a prior period which are not collected and are written off by such Party, its Affiliates or Sublicensees, including bad debts; provided that, if the debt is thereafter paid, the corresponding credit amount shall be added to the Net Sales of the period during which it is paid;

(h)    that portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) to the extent reasonably allocable to sales of such Licensed Product; and

(i)    freight, insurance, import/export, and other transportation charges to the extent added to the sale price and set forth separately as such in the total amount invoiced, as well as any fees for services provided by wholesalers and warehousing chains related to the distribution of such Licensed Product.

All such discounts, allowances, credits, rebates, and other deductions shall be fairly and equitably allocated to the Licensed Product and other products of such Party and its Affiliates and Sublicensees such that the Licensed Product does not bear a disproportionate portion of such deductions.

Net Sales shall not include transfers or dispositions for charitable, promotional, pre-clinical, clinical or regulatory purposes or governmental purposes to the extent sold for no more than the manufacturing costs thereof, but shall include commercial sales to government purchasers. Net Sales shall include the amount or fair market value of all other consideration received by such Party, its Affiliates or Sublicensees in respect of such Licensed Product, whether such consideration is in cash, payment in kind, exchange or other form. Net Sales shall not include sales between or among such Party, its Affiliates, or Sublicensees, but shall include the subsequent re-sales to a Third Party. For clarity, Distributors shall not be considered as Affiliates or Sublicensees.

Subject to the above, Net Sales shall be calculated in accordance with the standard internal policies and procedures of such Party, its Affiliates, or its or their Sublicensees, consistently applied, which must be in accordance with the Accounting Standards.

For purposes of calculating Net Sales, all Net Sales shall be converted into Dollars in accordance with Section 10.8.

If a Licensed Product is a Combination Product in a country or jurisdiction in the AbbVie Territory or the I-Mab Territory, the Net Sales for such Combination Product in such country or jurisdiction shall be calculated as follows:

(i)    If a Party, its Affiliates, or Sublicensee separately sells in such country or jurisdiction, (A) a product containing as its sole active ingredient the Licensed Compound contained in such Combination Product (the “Mono Product”) and (B) products containing as their sole active ingredients the Other Ingredients in such Combination Product, the Net Sales attributable to such Combination Product shall be calculated by [Redacted].

(ii)    If a Party, its Affiliates, and Sublicensees do not separately sell in such country or jurisdiction both the Mono Product and products containing as their sole active ingredients the Other Ingredients in such Combination Product, in each case, in a quantity comparable to that used in such Combination Product and of substantially the same formulation and the same route of administration, the Net Sales attributable to such Combination Product shall be [Redacted].

1.216    “NMPA” means the China National Medical Products Administration (formerly known as the China Food and Drug Administration) and any successor agency thereto, or any Regulatory Authority having substantially the same function, including any functional subdivisions or centers thereof (e.g., Center for Drug Evaluation).

1.217    “Non-C4 Licensed Compound” means any Licensed Compound that contains a targeting moiety that is not Directed to an epitope on CD47 that is the same or substantially similar to the epitope to which the Initial Licensed Compound is Directed irrespective of whether such Licensed Compound is also Directed to another Target. For clarity, Non-C4 Licensed Compounds do not include any C4 Licensed Compounds.

1.218    “Non-C4 Multi-Specific Compound” means any multi-specific or bi-specific Non-C4 Licensed Compound that is Directed to CD47 and also to a Target other than CD47.

1.219    “Non-C4 Multi-Specific Product” means a product that contains one or more Non-C4 Multi-Specific Compounds (but does not contain any C4 Licensed Compounds).

1.220    “Non-Breaching Party” has the meaning set forth in Section 15.2.1(a).

1.221    “Notice Period” has the meaning set forth in Section 15.2.1(a).

1.222    “Officials” has the meaning set forth in Section 13.10.2.

1.223    “OHGRA” has the meaning set forth in Section 13.5.1

1.224    “Other Agent” has the meaning set forth in the definition “Combination Therapy”.

1.225    “Other Ingredients” has the meaning set forth in the definition of “Combination Product”.

1.226    “Other Ingredients or Agents Information” means, with respect to a Licensed Product that is Exploited as Combination Product or as part of a Combination Therapy, Information related to (a) any Other Ingredient used in such Combination Product, or the Exploitation thereof, or (b) any Other Agent used in such Combination Therapy, or the Exploitation thereof, but excluding, in the case of (b), such Information specifically related to the use of such Licensed Product with (i) such Other Agent or (ii) any molecule, agent, compound or product in the same class of molecules, agents, compounds or products, as applicable, as such Other Agent. As used herein, a molecule, agent, compound or product is in the same class of another molecule, agent, compound or product if and only if these compounds, molecules, agents or products (1) are Directed to the same Target, (2) are or would be subject to the same type of Regulatory Approval in the U.S. (i.e., NDA vs BLA), and (3) is developed for, have received Regulatory Approval for (or Regulatory Approval has been sought for) the same indication or class of indications.

1.227    “Other Ingredients or Agents Patents” means, with respect to a Licensed Product that is Exploited as Combination Product or part of a Combination Therapy, Patents that claim (a) any Other Ingredient used in such Combination Product, or the Exploitation thereof, or (b) any Other Agent used in such Combination Therapy, or the Exploitation thereof, but excluding, in each case ((a) and (b)), such Patents to the extent that they claim the use of such Licensed Product with (i) such Other Ingredient or Other Agent or (ii) any molecule, agent, compound or product in the same class of molecules, agents, compounds or products, as applicable, as the Other Ingredient or Other Agent. As used herein, a molecule, agent, compound or product is in the same class of another molecule, agent, compound or product if and only if these molecules, agents, compounds or products (1) are Directed to the same Target, (2) are or would be subject to the same type of Regulatory Approval in the U.S. (i.e., NDA vs BLA), and (3) is developed for, have received Regulatory Approval for (or Regulatory Approval has been sought for) the same indication or class of indications.

1.228    “Out-of-Pocket Costs” means, with respect to certain activities hereunder, direct expenses paid or payable by either Party or its Affiliates to Third Parties and specifically identifiable and incurred to conduct Development, Manufacturing or Commercialization under this Agreement, as applicable, including payments to contract personnel; provided that Out-of-Pocket Costs shall not include any FTE Costs or any costs for general overhead, postage, communications, photocopying, printing or internet expense, professional dues, operating supplies, laboratory supplies, printers, photocopiers, fax machines or other office equipment, laboratory equipment, computers or computer service charges or any costs that are subsumed within the definition of Included FTE Costs and Expenses.

1.229    “Party” and “Parties” have the meaning set forth in the preamble hereto.

1.230    “Patent Challenge” has the meaning set forth in Section 15.2.6.

1.231    “Patents” means: (a) all national, regional and international patents and patent applications, including provisional patent applications and rights to claim priority from any such patents or patent applications; (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals and continued prosecution applications; (c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents, innovation patents and design patents and certificates of invention; (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any patent term extension, pediatric exclusivity, supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b) and (c)); and (e) any similar rights, including so-called pipeline protection or registration patent of any of such foregoing patent applications and patents.

1.232    “Payment” has the meaning set forth in Section 13.10.2.

1.233    “Payor” has the meaning set forth in Section 10.9.1.

1.234    “PDL1” means [Redacted].

1.235    “Permitted Modification”1 means (a) with respect to an I-Mab Licensed Product, (i) any modification to [Redacted] and (B) does not incorporate or use any Information or Patents proprietary to or controlled by AbbVie or any of its Affiliates unless such Information or Patents [Redacted] and (b) with respect to a Terminated Product [Redacted] (B) does not incorporate or use any Information or Patents proprietary to or controlled by AbbVie or any of its Affiliates unless such Information or Patents [Redacted]. For clarity, unless otherwise agreed by the Parties, I-Mab does not obtain any rights under this Agreement to any Other Agent or Other Ingredient.

1.236    “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.237    “Personal Data” means any data that constitutes “personal information” or “personal data” governed by applicable Data Protection Laws and does not include anonymized data or information pertaining to a party’s business contacts such as its employees, agents or representatives or those of their respective Affiliates.

1.238    “PHSA” means the Public Health Service Act as set forth at 42 U.S.C. Chapter 6A, as may be amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions and modifications thereto).

1.239    “Pre-Existing Entities” has the meaning set forth in Section 2.4.3(a).

1.240    “Processing” has the meaning given to such term or similar term in applicable Data Protection Laws, and “Process” and “Processed” shall be construed accordingly.

1.241    “Product Patent” means any I-Mab Patent that claims a Licensed Compound or an Antibody containing the CDRs of a Licensed Compound, or any composition containing such Licensed Compound or such Antibody, or the Exploitation of any of the foregoing; [Redacted].

1.242    “Product Trademark” has the meaning set forth in Section 11.8.1.

[1]	Note to Client: Please confirm whether you believe any portions of this definition should be redacted.

1.243    “Proprietary Manufacturing Information” means all Information that is used, or intended to be used, by or on behalf of AbbVie or its Affiliates to Manufacture the Licensed Product (or any component or intermediate thereof), including all CMC Data for the Licensed Product that is included or referenced in, or that otherwise supports, a CTA or Drug Approval Application.

1.244    “Prosecuting Party” has the meaning set forth in Section 11.3.3.

1.245    “Prosecution and Maintenance” or “Prosecute and Maintain” means, with respect to a Patent, the preparation, filing, prosecution and maintenance of such Patent and the defense of such Patent before patent authorities in any interference, re-issuance, re-examination, opposition or other post-grant proceedings.

1.246    “Recipient” has the meaning set forth in Section 10.9.1.

1.247    “Registration Study” means, with respect to a Licensed Product, (a) a human clinical trial (whether or not designated a phase 3 clinical trial) for such Licensed Product, the results of which, together with prior data and information concerning such Licensed Product, would (if such human clinical trial meets its primary endpoints) be sufficient to support the filing of a BLA for such Licensed Product in the United States or (b) a foreign clinical trial that is equivalent to the one described in the preceding clause (a), in each case ((a) and (b)), as acknowledged by the applicable Regulatory Authority. For clarity, a human clinical trial that does not meet the foregoing criteria when it is Initiated, but later meets the foregoing criteria or its data are otherwise included as a registration study in the BLA filing that is accepted by the applicable Regulatory Authority, shall constitute a Registration Study for purposes of this Agreement only at the time the applicable Regulatory Authority acknowledges that such human clinical trial meets such criteria or accepts such BLA filing, and, for purposes of Section 10.3.1, such Registration Study shall be deemed to be Initiated as of the date such criteria are met or such data are included.

1.248    “Regulatory Approval” means, with respect to a country or jurisdiction in the AbbVie Territory or the I-Mab Territory, (a) all approvals (including approvals of Drug Approval Applications), licenses, registrations, or authorizations of any Regulatory Authority necessary to commercially distribute, sell and market a product in such country or jurisdiction, including, where applicable, pre- and post-approval marketing authorizations (including any prerequisite Manufacturing approval or authorization related thereto) and labeling approval, and (b) all pricing or reimbursement approval in such country or jurisdiction.

1.249    “Regulatory Authority” means any applicable supra-national, federal, national, regional, state, provincial or local regulatory agencies, departments, bureaus, commissions, councils or other government entities regulating or otherwise exercising authority with respect to the Exploitation of Licensed Products in the AbbVie Territory or in the I-Mab Territory, including FDA, NMPA and the EMA. For clarity, Regulatory Authority does not include patent examination or patent grant authorities (e.g., the United States Patent and Trademark Office and the European Patent Office).

1.250    “Regulatory Documentation” means: all (a) applications (including all INDs and Drug Approval Applications), registrations, licenses, authorizations and approvals (including all CTA Approvals and Regulatory Approvals); (b) correspondence and reports submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents with respect thereto, including all adverse event files and complaint files; and (c) global safety and quality databases and adverse event information; in each case ((a), (b), and (c)) relating to a Licensed Compound or a Licensed Product.

1.251    “Regulatory Exclusivity Period” means, with respect to each Licensed Product in any country or jurisdiction in the AbbVie Territory, a period of exclusivity (other than Patent protection or patent-related exclusivity) granted or afforded by Applicable Law or by a Regulatory Authority in the applicable country or jurisdiction that confers exclusive marketing rights with respect to such Licensed Product in such country or jurisdiction and prevents another Third Party from marketing or selling such Licensed Product during such period without the prior written consent of the Drug Approval Application holder.

1.252    “Relevant Territory” means (a) a member state of the European Union (other than Ireland); (b) not being such a member state, a country with which Ireland has a double tax agreement in force; or (c) not being a territory referred to in (a) or (b) above, a country with which Ireland has signed such a double tax agreement which will come into force once the necessary legislative procedures have been completed.

1.253    “Representatives” has the meaning set forth in Section 13.10.2.

1.254    “Required IP” has the meaning set forth in Section 10.15.1.

1.255    “Respective Territory” means, with respect to AbbVie, the AbbVie Territory and with respect to I-Mab, the I-Mab Territory.

1.256    “Restricted Individual or Entity” means a Debarred Entity, Debarred Individual, Excluded Entity, Excluded Individual, Convicted Entity or Convicted Individual.

1.257    “Reverse Royalty” has the meaning set forth in Section 15.6.

1.258    “Royalty Term” has the meaning set forth in Section 10.4.2.

1.259    “RP2D” has the meaning set forth in Schedule 10.3.1(b).

1.260    “Second Request” has the meaning set forth in Section 15.2.4

1.261    “Senior Officer” means, with respect to I-Mab, [Redacted] and with respect to AbbVie, [Redacted].

1.262    “Sublicensee” means a Person other than an Affiliate or a Distributor of a Party that is (a) granted a sublicense (or further right of reference) by AbbVie or its Affiliate under the grants in Section 2.1.1, (b) granted a sublicense (or further right of reference) by I-Mab or its Affiliates under the grants in Section 2.2.1, or (c) granted a license by I-Mab or its Affiliates under the I-Mab Technology to Develop, Manufacture, Commercialize or otherwise Exploit a Licensed Compound or Licensed Product in the I-Mab Territory; [Redacted].

1.263    “Target” means a biological molecule, including a protein, polypeptide, fragments and post-translationally modified versions thereof, a polysaccharide, a lipid, or any form of nucleic acid molecule encoding the foregoing, and any combination thereof.

1.264    “Term” has the meaning set forth in Section 15.1.

1.265    “Terminated Product” means, with respect to a Terminated Territory (or the AbbVie Territory if this Agreement is terminated in its entirety), any I-Mab Licensed Product solely in the form(s) and formulation(s) being clinically Developed or Commercialized in such Terminated Territory (or the AbbVie Territory if this Agreement is terminated in its entirety) within [Redacted] prior to or as of the effective date of termination with respect to such Terminated Territory (or the AbbVie Territory if this Agreement is terminated in its entirety), as such Licensed Product exists as of such effective date of termination or during such [Redacted] period. For clarity, a Terminated Product is no longer a Licensed Product in the Terminated Territory from and after the effective date of the termination of such Terminated Product in such Terminated Territory.

1.266    “Terminated Territory” means any country or jurisdiction in the AbbVie Territory for which this Agreement is terminated pursuant to Section 15.2.1(b) or Section 15.2.2(b), or, the AbbVie Territory if this Agreement is terminated in its entirety.

1.267    “Terminated Territory Agreement” has the meaning set forth in Section 15.5.3.

1.268    “Termination Notice” has the meaning set forth in Section 15.2.1(a).

1.269    “Third Party” means any Person other than I-Mab, AbbVie and their respective Affiliates.

1.270    “Third Party Claims” has the meaning set forth in Section 14.1.

1.271    “Third Party Infringement Claim” has the meaning set forth in Section 11.5.1.

1.272    “Third Party Payments” has the meaning set forth in Section 10.4.3(b).

1.273    “Third Party Right” has the meaning set forth in Section 11.7.1.

1.274    “Trademark” means any word, name, symbol, color, shape, designation or any combination thereof, including any trademark, service mark, trade name, brand name, sub-brand name, trade dress, product configuration, program name, delivery form name, certification mark, collective mark, logo, tagline, slogan, design, domain name, or business symbol, that functions as an identifier of source or origin, whether or not registered, and all statutory and common law rights therein and all registrations and applications therefor, together with all goodwill associated with, or symbolized by, any of the foregoing.

1.275    “Transaction Party” has the meaning set forth in Section 2.4.3(a).

1.276    “United States” or “U.S.” means the United States of America and its territories and possessions (including the District of Columbia and Puerto Rico).

1.277    “Updated Disclosure Schedules” has the meaning set forth in Section 13.2.

1.278    “VAT” means any value-added, goods and services, turnover and other gross margin tax imposed by any taxing jurisdiction, including Ireland and the People’s Republic of China.

1.279    “VAT Surcharges” means any surcharge to VAT imposed by any taxing jurisdiction.

1.280    “Voting Stock” has the meaning set forth in the definition of “Change of Control.”

1.281    “Withholding Tax Action” has the meaning set forth in Section 10.9.1.

1.282    “Working Group” has the meaning set forth in Section 9.3.

1.283    [Redacted].

1.284    [Redacted].

1.285     [Redacted].

ARTICLE 2

GRANT OF RIGHTS; EXCLUSIVITY

2.1    Grants to AbbVie.

2.1.1    License Grants. Subject to the terms and conditions of this Agreement, effective as of the Effective Date, I-Mab (on behalf of itself and its Affiliates) hereby grants to AbbVie a royalty-bearing (in accordance with Section 10.4) license (or sublicense) and right of reference, as applicable, with the right to grant sublicenses and further rights of reference in accordance with Section 2.1.2, (a) under the I-Mab Technology and I-Mab’s interests in the Joint Technology and (b) under any Regulatory Documentation and Clinical Data Controlled by I-Mab before the Effective Date or during the Term, in each case of (a) and (b), (i) to (A) Exploit all Licensed Compounds and Licensed Products in the Field in the AbbVie Territory, (B) Develop all Licensed Compounds and Licensed Products in the Field in the I-Mab Territory solely for the purpose of furthering Exploitation of the Licensed Compounds and Licensed Products in the Field in the AbbVie Territory and (C) Manufacture all Licensed Compounds and Licensed Products in the I-Mab Territory solely for the purposes of furthering Exploitation of the Licensed Compounds and Licensed Products in the Field in the AbbVie Territory and to supply Bulk Product to I-Mab pursuant to a Supply Agreement, which license in each case ((A), (B) and (C)) shall be exclusive (even as to I-Mab and its Affiliates) with respect to all Licensed Compounds and Licensed Products other than Non-C4 Licensed Compounds and Non-C4 Multi-Specific Products; provided that, with respect to each Existing Multi-Specific Compound, AbbVie shall not Develop, Manufacture, Commercialize or otherwise Exploit such Existing Multi-Specific Compound unless and until the Parties agree on (and subject to) the Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound and (ii) to Exploit Non-C4 Multi-Specific Compounds and Non-C4 Multi-Specific Products (other than any I-Mab Non-C4 Multi-Specific Compounds and I-Mab Non-C4 Multi-Specific Products) in the Field anywhere in the world, which license shall be co-exclusive with I-Mab and its Affiliates.

2.1.2    Sublicense Rights. AbbVie shall have the right to grant sublicenses (or further rights of reference), through multiple tiers of Sublicensees, under the licenses and rights of reference granted in Section 2.1.1 to Third Parties and Affiliates; provided that (a) any such sublicenses shall be consistent with the terms and conditions of this Agreement; (b) AbbVie shall remain responsible for the performance of all of its Sublicensees to the same extent that such performance is to fulfill AbbVie’s obligations under this Agreement, as if such activities were conducted by AbbVie, and shall remain responsible for any payments due hereunder with respect to activities of any Sublicensees; (c) AbbVie shall ensure that its Sublicensees comply with the terms and conditions of this Agreement applicable to such Sublicensees; and (d) within thirty (30) days after the execution of any sublicense agreement with a Sublicensee, AbbVie shall provide I-Mab with a copy of such sublicense agreement (provided that AbbVie shall have the right to redact any terms of such sublicense agreement to the extent not pertinent to either Party’s rights or obligations under this Agreement or verification of compliance with the requirements of this Agreement).

2.1.3    Retention of Rights by I-Mab. Notwithstanding the licenses and rights of references granted in Section 2.1.1, I-Mab retains the right under the I-Mab Technology and I-Mab’s interests in the Joint Technology to (a) perform its obligations as set forth in, and subject to, the Initial Development Plan during the Initial Development Term; (b) Manufacture Licensed Products pursuant to Article 7; (c) Exploit products containing Licensed Compounds in and solely for the I-Mab Territory; (d) Exploit the Existing Multi-Specific Compounds in the I-Mab Territory; (e) perform clinical trials (outside of a Global Study) in the I-Mab Territory for the purposes of Developing and Commercializing Licensed Products in the I-Mab Territory; and (f) Exploit any compound that is not a Licensed Compound and any product that is not a Licensed Product in any country or jurisdiction, subject to I-Mab’s obligations under Section 2.4.1, Section 2.7 and Article 12. For clarity, subject to I-Mab’s obligations under Section 2.7, I-Mab shall have the right to Exploit I-Mab Non-C4 Multi-Specific Compounds worldwide. Except as expressly provided herein, I-Mab grants no other right or license, including any rights or licenses to the I-Mab Technology and I-Mab’s interests in the Joint Technology or any other Patent or intellectual property rights not otherwise expressly granted herein. AbbVie and its Affiliates shall not have any license from I-Mab to, (i) practice any I-Mab Technology outside the scope of the licenses granted to AbbVie in Section 2.1.1, or (ii) Exploit (A) either Existing Multi-Specific Compound unless and until agreement on (and subject to) the Existing Multi-Specific Product ROFN Terms pursuant to Section 4.2 or agreement on terms during the Exclusive ROFR Negotiation Period pursuant to Section 4.3, for the applicable Existing Multi-Specific Compound or (B) an I-Mab Non-C4 Multi-Specific Product unless and until agreement on (and subject to) terms during the applicable Exclusive I-Mab Non-C4 Multi-Specific Product Negotiation Period pursuant to Section 2.7 for the applicable I-Mab Non-C4 Multi-Specific Product. For clarity, subject to AbbVie’s obligations under Section 5.7, AbbVie has the right to Exploit Non-C4 Multi-Specific Products that are not I-Mab Non-C4 Multi-Specific Products globally.

2.2    Grants to I-Mab.

2.2.1    License Grants. Subject to the terms and conditions of this Agreement, effective as of the Effective Date, AbbVie (on behalf of itself and its Affiliates) hereby grants to I-Mab and its Affiliates:

(a)    a non-exclusive, non-sublicensable, royalty-free (sub)license under the I-Mab Technology to conduct the Initial Development Activities in the AbbVie Territory in accordance with the Initial Development Plan; and

(b)    an exclusive (even as to AbbVie and its Affiliates), royalty-bearing (in accordance with Section 10.7) license (or sublicense) or right of reference, as applicable, with the right to grant sublicenses and further rights of reference in accordance with Section 2.2.2, (i) under the AbbVie Technology and AbbVie’s interest in the Joint Technology and (ii) under any Regulatory Documentation and Clinical Data Controlled by AbbVie or any of its Affiliates during the Term, solely to (A) clinically Develop any I-Mab Licensed Products and Permitted Modifications thereof and, from any after the date (if any) that the Parties agree to Existing Multi-Specific Product ROFN Terms with respect to an Existing Multi-Specific Compound, such Existing Multi-Specific Compound and any Permitted Modification thereof, in each case, in the Field in the I-Mab Territory solely for the purpose of furthering Commercialization such Licensed Product in the Field in the I-Mab Territory and (B) Commercialize any I-Mab Licensed Products and Permitted Modifications thereof and, from any after the date (if any) that the Parties agree to Existing Multi-Specific Product ROFN Terms with respect to an Existing Multi-Specific Compound, such Existing Multi-Specific Compound and any Permitted Modification thereof, in each case, in the Field in the I-Mab Territory.

2.2.2    Sublicense Rights. I-Mab shall have the right to grant sublicenses (or further rights of reference), through multiple tiers of Sublicensees, under the licenses and rights of reference granted in Section 2.2.1(b) to Third Parties and Affiliates; provided that (a) any such sublicenses (other than sublicenses to Sublicensees that solely receive a license to I-Mab Technology and not a sublicense (or further right of reference) under the grants in Section 2.2.1(b)) shall be subject to AbbVie’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), (b) any such (sub)license shall be consistent with the terms and conditions of this Agreement; (c) I-Mab shall remain responsible for the performance of all of its Sublicensees to the same extent as if such activities were conducted by I-Mab, and shall remain responsible for any payments due hereunder with respect to activities of any Sublicensees; (d) I-Mab shall ensure that its Sublicensees comply with the terms and conditions of this Agreement applicable to such Sublicensees; and (e) within thirty (30) days after the execution of any (sub)license agreement with a Sublicensee, I-Mab shall provide AbbVie with a copy of such (sub)license agreement (provided that I-Mab shall have the right to redact any terms of such (sub)license agreement to the extent not pertinent to either Party’s rights or obligations under this Agreement or verification of compliance with the requirements of this Agreement).

2.2.3    Retention of Rights by AbbVie. Notwithstanding the licenses and rights of references granted in Section 2.2.1, AbbVie retains the right under the AbbVie Technology and AbbVie’s interest in the Joint Technology to (a) Exploit all Licensed Compounds and Licensed Products in the Field in the AbbVie Territory, (b) Develop all Licensed Compounds and Licensed Products in the Field in the I-Mab Territory solely for the purpose of furthering the Exploitation of the Licensed Compounds and Licensed Products in the Field in the AbbVie Territory, and (c) Manufacture all Licensed Compounds and Licensed Products in the Field in the I-Mab Territory solely for the purposes of furthering Exploitation of the Licensed Compounds and Licensed Products in the Field in the AbbVie Territory and to supply Bulk Product to I-Mab pursuant to a Supply Agreement. For clarity, subject to AbbVie’s obligations under Section 5.7, AbbVie shall have the right to Exploit AbbVie Non-C4 Multi-Specific Compounds worldwide. Except as expressly provided herein, AbbVie grants no other right or license, including any rights or licenses to the AbbVie Technology or AbbVie’s interest in the Joint Technology or any other Patent or intellectual property rights not otherwise expressly granted herein.

2.3    Confirmatory License; Registration. Each Party shall, if requested to do so by the other Party, immediately enter into a confirmatory license agreements in such form as may be reasonably requested by the other Party for purposes of recording the licenses granted under this Agreement with applicable intellectual property offices in the other Party’s Respective Territory. Until the execution of any such confirmatory licenses, so far as may be legally possible, I-Mab and AbbVie shall have the same rights in respect of the I-Mab Technology, AbbVie Technology and Joint Technology and be under the same obligations to each other in all respects as if the said confirmatory licenses had been executed.

2.4    Exclusivity.

2.4.1    I-Mab Exclusivity. During the Term, I-Mab shall not, and shall cause its Affiliates not to, directly or indirectly, Exploit, or license, authorize, appoint or otherwise enable any Third Party to directly or indirectly, Exploit any Competing Product in any country in the world, except that I-Mab shall have the right to (a) Develop, Commercialize and, subject to Article 7, Manufacture the Mono Licensed Products and Existing Multi-Specific Products in the I-Mab Territory; and (b) perform the Initial Development Activities, in each case ((a) and (b)), in accordance with this Agreement. For clarity, the foregoing shall not limit I-Mab’s right to Exploit the Non-C4 Multi-Specific Products (other than AbbVie Non-C4 Multi-Specific Products unless and until the Parties agree to (and subject to) terms for such AbbVie Non-C4 Multi-Specific Product pursuant to Section 5.7.4) anywhere in the world, subject to Section 2.7.

2.4.2    AbbVie Exclusivity. With respect to a country in the AbbVie Territory in which a Licensed Product has received Regulatory Approval in a particular Indication, during the Term, AbbVie shall not, and shall cause its Affiliates not to, directly or indirectly, market in such country any monoclonal antibody Directed to an epitope on CD47 that is the same or substantially similar as the epitope to which the Initial Licensed Compound is Directed and that is not Directed to any other Target for an Indication for which such Licensed Product has received Regulatory Approval in such country; provided that (a) during the period beginning on the First Commercial Sale of a Licensed Product in the AbbVie Territory and ending on the fifth (5th) anniversary thereof, the foregoing restriction shall also apply to any monoclonal antibody that is Directed to CD47 and is not Directed to any other Target for an Indication for which such Licensed Product has received Regulatory Approval in such country, (b) the foregoing shall not prohibit the marketing by AbbVie of any Antibody that demonstrates additive or synergistic effects in combination with a Licensed Compound based on Clinical Data generated using such combination, or an improvement on a Licensed Product based on Clinical Data showing improved efficacy or safety and (c) AbbVie shall have the right to (i) Exploit all Licensed Compounds and Licensed Products in the Field in the AbbVie Territory, (ii) Develop all Licensed Compounds and Licensed Products in the Field in the I-Mab Territory solely for the purpose of Exploiting the Licensed Compounds and Licensed Products in the Field in the AbbVie Territory and (iii) Manufacture all Licensed Compounds and Licensed Products in the I-Mab Territory solely for the purposes of Exploiting the Licensed Compounds and Licensed Products in the Field in the AbbVie Territory and to supply Bulk Product to I-Mab pursuant to a Supply Agreement.

2.4.3    Exceptions.

(a)    Subject to the remainder of this Section 2.4.3(a) if during the Term, a Party (the “Transaction Party”) or any of its Affiliates merges or consolidates with, or otherwise acquires, or is acquired by, a Third Party (including through a Change of Control) and such Third Party or any of its Affiliates prior to such transaction (collectively, the “Pre-Existing Entities”) is then engaged in, activities that would otherwise constitute a breach of such Party’s obligations under Section 2.4.1 or Section 2.4.2, as applicable (a “Competitive Program”), the Transaction Party shall notify the other Party in writing of such Competitive Program, and the continuation of such Competitive Program shall not constitute a breach of its exclusivity obligations under Section 2.4.1 or Section 2.4.2, as applicable, provided that the Transaction Party (a) ensures that all activities with respect to such Competitive Program at any time during the Term (i) do not use, incorporate or reference, and are not based on or covered by any I-Mab Technology, AbbVie Technology, Joint Technology, or any Confidential Information of the other Party (or any Information or inventions disclosed in any of the foregoing) and (ii) are kept separate from the activities performed under or in connection with this Agreement and (b) establishes and causes its applicable Affiliates to establish reasonable internal safeguards designed to prevent any I-Mab Technology, AbbVie Technology, Joint Technology, or any Confidential Information of the other Party (i) from being disclosed to any Pre-Existing Entity and (ii) from being utilized in connection with such Competitive Program.

(b)    Notwithstanding the exclusivity obligation in Section 2.4.1 or Section 2.4.2, as applicable, each Party reserves the right to Exploit any companion diagnostic products with respect to CD47 in its Respective Territory and such Exploitation shall not be a breach of Section 2.4.1 or Section 2.4.2, as applicable.

2.4.4    Acknowledgement. Each Party acknowledges and agrees that (a) this Section 2.4 has been negotiated by the Parties, (b) the geographical and time limitations on activities set forth in this Section 2.4 are reasonable, valid and necessary in light of the Parties’ circumstances and necessary for the adequate protection of the activities under this Agreement and (c) the other Party would not have entered into this Agreement without the protection afforded it by this Section 2.4. If, notwithstanding the foregoing, a court of competent jurisdiction determines that the restrictions set forth in this Section 2.4 are too broad or otherwise unreasonable under Applicable Law, including with respect to duration, geographic scope or space, the court is hereby requested and authorized by the Parties to revise this Section 2.4 to include the maximum restrictions (not to exceed those set forth in this Section 2.4) that are allowable under Applicable Law.

2.5    Territorial Restrictions.

2.5.1    Except to the extent prohibited by Applicable Law, I-Mab (a) shall, and shall cause its Affiliates and its and their Sublicensees and Distributors to, distribute, offer for sale and sell the Licensed Products only in the I-Mab Territory and (b) shall not, and shall cause its Affiliates and its and their Sublicensees and Distributors not to, distribute, offer for sale or sell the Licensed Products to any Person that (i) is reasonably likely to directly or indirectly distribute, offer for sale or sell a Licensed Product outside of the I-Mab Territory or assist another Person to do so or (ii) has directly or indirectly distributed, offered for sale or sold a Licensed Product outside of the I-Mab Territory or assisted another Person to do so. If I-Mab or its Affiliate or its or their Sublicensees or Distributors receives any orders for a Licensed Product outside of the I-Mab Territory, such Person shall refer (or cause I-Mab to refer) such orders to AbbVie.

2.5.2    Except to the extent prohibited by Applicable Law, AbbVie (a) shall, and shall cause its Affiliates and its and their Sublicensees and Distributors to, distribute, offer for sale and sell the Licensed Products only in the AbbVie Territory and (b) shall not, and shall cause its Affiliates and its and their Sublicensees and Distributors not to, distribute, offer for sale or sell the Licensed Products to any Person that (i) is reasonably likely to directly or indirectly distribute, offer for sale or sell a Licensed Product outside of the AbbVie Territory or assist another Person to do so or (ii) has directly or indirectly distributed, offered for sale or sold a Licensed Product outside of the AbbVie Territory or assisted another Person to do so. If AbbVie or its Affiliate or its or their Sublicensees or Distributors receives any orders for a Licensed Product outside of the AbbVie Territory, such Person shall refer (or cause AbbVie to refer) such orders to I-Mab. Notwithstanding the foregoing, nothing in this Section 2.5.2 shall limit AbbVie from supplying Bulk Product to I-Mab pursuant to this Agreement and the Supply Agreement.

2.6    Cessation of Development and Commercialization.

2.6.1    Subject to Section 2.6.3, before [Redacted]. if AbbVie has ceased all material clinical Development and Commercialization activities with respect to all Licensed Products for [Redacted], to the extent such cessation is not caused by a force majeure event, Good Reason, a delay in response from a Regulatory Authority, or customary pauses or gaps between or following clinical trials or other studies for the analysis of data, preparation of reports and design of future clinical trials or preparation of regulatory filings and other customary regulatory or Development functions, then, subject to Section 2.6.3, I-Mab shall have the right to terminate this Agreement in its entirety on notice to AbbVie if at the time of such notice neither AbbVie nor any of its Affiliates or Sublicensees is Developing or Commercializing a Licensed Product.

2.6.2    Subject to Section 2.6.3, before [Redacted], if I-Mab has ceased all material clinical Development and Commercialization activities in the I-Mab Territory with respect to all Licensed Products for [Redacted], to the extent such cessation is not caused by a force majeure event, Good Reason, a delay in response from a Regulatory Authority, or customary pauses or gaps between or following clinical trials or other studies for the analysis of data, preparation of reports and design of future clinical trials or preparation of regulatory filings and other customary regulatory or Development functions, then subject to Section 2.6.3, AbbVie shall have the right, upon written notice to I-Mab if at the time of such notice neither I-Mab nor any of its Affiliates or Sublicensees is Developing or Commercializing a Licensed Product, to reduce any amounts, after giving effect to any deductions allowable hereunder, that would have been due to I-Mab by AbbVie with respect to any Licensed Product pursuant to Section 10.4 (with respect to any Net Sales thereafter) by [Redacted].

2.6.3    Notwithstanding the foregoing, if the Party that received a notice under this Section 2.6 (an “Anti-Shelve Notice”) disputes whether the other Party had a right to provide such Anti-Shelve Notice and the Party that received the Anti-Shelve Notice initiates dispute resolution procedures under Section 16.6 as permitted under this Agreement to resolve such dispute within [Redacted] after receipt of the applicable Anti-Shelve Notice and is diligently pursuing such procedures, then (x) with respect to AbbVie as the Party receiving the Anti-Shelve Notice, the termination of this Agreement and (y) with respect to I-Mab as the Party receiving the Anti-Shelve Notice, the trigger of AbbVie’s rights under Section 2.6.2 to reduce its financial obligations under this Agreement, in either case ((x) or (y)), shall not become effective until final resolution of such dispute in favor of the Party who delivered the applicable Anti-Shelve Notice.

2.6.4    For purposes of this Section 2.6, “Good Reason” means a material scientific, technical, commercial, or regulatory reason (for example a clinical hold being placed on a Licensed Product, a material drug manufacturing problem or a material data problem such as a serious toxicology or pharmacokinetics issue) that would be reasonably expected to impede or significantly delay a compound advancing through Development or Commercialization, but if a Good Reason is invoked by a Party as a reason to stop or hold Development or Commercialization, then such Party shall use Commercially Reasonable Efforts to resolve the problem(s) that is the basis of such Good Reason.

2.7    I-Mab Non-C4 Multi-Specific Product ROFNs for AbbVie Territory and I-Mab Territory.

2.7.1    I-Mab Non-C4 Multi-Specific Product ROFN. With respect to any I-Mab Non-C4 Multi-Specific Product, I-Mab shall not, and shall cause its Affiliates not to, license, sell or otherwise grant or transfer, including by option, to any Third Party any rights to Commercialize such I-Mab Non-C4 Multi-Specific Product in the Field in any country without complying with this Section 2.7. For clarity, this Section 2.7 does not restrict I-Mab’s rights with respect to its Development or Commercialization of I-Mab Non-C4 Multi-Specific Products by itself or through any of its Affiliates.

2.7.2    Transaction Notice and Data Package. With respect to each I-Mab Non-C4 Multi-Specific Product, if I-Mab or any of its Affiliates desire to license, sell or otherwise grant or transfer, including by option, to any Third Party any rights to Commercialize such I-Mab Non-C4 Multi-Specific Product in the Field in any country(ies) in the world (such transaction, an “I-Mab Non-C4 Multi-Specific Product Transaction”), then I-Mab must provide [Redacted] and provide AbbVie the applicable I-Mab Non-C4 Multi-Specific Product Data Package with respect to such I-Mab Non-C4 Multi-Specific Product and shall provide AbbVie with electronic access to all Information included or referenced therein. [Redacted]

2.7.3    Additional Information. If AbbVie believes in good faith that any of the Information required to be included in such I-Mab Non-C4 Multi-Specific Product Data Package is missing, then AbbVie shall have the right [Redacted] after receipt of such I-Mab Non-C4 Multi-Specific Product Data Package to request in writing that I-Mab provide AbbVie any such missing Information, and, to the extent such Information is in I-Mab’s possession and control (without performing additional Development activities), I-Mab shall deliver a revised and complete I-Mab Non-C4 Multi-Specific Product Data Package [Redacted] after the receipt of such request from AbbVie. In addition, I-Mab promptly shall make available to AbbVie such other Information relating to the applicable I-Mab Non-C4 Multi-Specific Product that is in the possession or control of I-Mab or any of its Affiliates (without performing additional Development activities) as AbbVie may reasonably request [Redacted] after receipt of the complete I-Mab Non-C4 Multi-Specific Product Data Package in order to make an informed decision regarding whether to exercise its I-Mab Non-C4 Multi-Specific Product ROFN with respect to such I-Mab Non-C4 Multi-Specific Product.

2.7.4    Exercise. With respect to each I-Mab Non-C4 Multi-Specific Product, if AbbVie wishes to enter into exclusive negotiations with I-Mab to obtain the rights that I-Mab wishes to grant with respect to such I-Mab Non-C4 Multi-Specific Product in the applicable country(ies) (as described in the applicable I-Mab Non-C4 Multi-Specific Product Transaction Notice), AbbVie shall provide I-Mab with notice thereof (an “I-Mab Non-C4 Multi-Specific Product Exercise Notice”) [Redacted] after the later of receipt of the applicable I-Mab Non-C4 Multi-Specific Product Transaction Notice and the Delivery Date for the I-Mab Non-C4 Multi-Specific Product Data Package for such I-Mab Non-C4 Multi-Specific Product delivered in accordance with Section 2.7.2 [Redacted], the “I-Mab Non-C4 Multi-Specific Product Exercise Period”). If AbbVie timely delivers an I-Mab Non-C4 Multi-Specific Product Exercise Notice within the I-Mab Non-C4 Multi-Specific Product Exercise Period, the Parties will engage in good faith negotiations for [Redacted] after delivery of such I-Mab Non-C4 Multi-Specific Product Exercise Notice (an “Exclusive I-Mab Non-C4 Multi-Specific Product Negotiation Period”) in an attempt to agree upon a definitive agreement containing the terms and conditions pursuant to which AbbVie would receive a license, assignment, option or other grant or transfer of rights in and to, including any rights to further Develop and Commercialize, such I-Mab Non-C4 Multi-Specific Product in the Field in the applicable country(ies).

2.7.5    No Exercise or No Agreement During Exclusive I-Mab Non-C4 Multi-Specific Product Negotiation Period. If AbbVie does not deliver an I-Mab Non-C4 Multi-Specific Product Exercise Notice during the I-Mab Non-C4 Multi-Specific Product Exercise Period or provides written notice that it does not intend to provide an I-Mab Non-C4 Multi-Specific Product Exercise Notice or the Parties fail to reach mutual agreement during the Exclusive I-Mab Non-C4 Multi-Specific Product Negotiation Period on such definitive agreement, then, in each case, I-Mab shall thereafter be free to engage in I-Mab Non-C4 Multi-Specific Product Negotiations with Third Parties for such proposed I-Mab Non-C4 Multi-Specific Product Transaction for such I-Mab Non-C4 Multi-Specific Product in the applicable country(ies) (such agreement, an “I-Mab Non-C4 Multi-Specific Product Transaction Agreement”) with Third Parties for, and enter into, I-Mab Non-C4 Multi-Specific Product Transaction Agreements with Third Parties with respect to such I-Mab Non-C4 Multi-Specific Product in the Field in the applicable country(ies) [Redacted].

ARTICLE 3

INITIAL DEVELOPMENT ACTIVITIES

3.1    Performance of Initial Development Activities.

3.1.1    General. During the Initial Development Term, I-Mab shall perform the Development activities set forth in the Initial Development Plan (the “Initial Development Activities”) in accordance with the terms thereof; provided that with respect to any timeline for the Initial Development Activities set forth in the Initial Development Plan, I-Mab shall use Commercially Reasonable Efforts to achieve such timeline. I-Mab shall perform the Initial Development Activities in good scientific manner and in compliance with all Applicable Law.

3.1.2    Initial Development Plan. The JGC shall review the Initial Development Plan at least quarterly for the purpose of considering appropriate amendments thereto, and either Party, through its representatives on the JGC, may propose amendments to the Initial Development Plan at any time, provided that no amendment to the Initial Development Plan shall be effective until it is approved by the JGC pursuant to Section 9.2.3. Once approved by the JGC, each amended Initial Development Plan and Development Budget shall replace the prior Development Plan or Development Budget, as applicable.

3.1.3    Subcontracting. I-Mab may only subcontract its Initial Development Activities (including Manufacturing in support thereto) under this Agreement to a Third Party to the extent expressly provided for in the Initial Development Plan or otherwise approved by the JGC; provided that (a) I-Mab shall ensure that such permitted subcontractors comply with all applicable obligations of I-Mab under this Agreement, and (b) no such permitted subcontracting shall relieve I-Mab of any obligation hereunder and any act or omission of any such subcontractor shall constitute the act or omission of I-Mab for all purposes hereunder.

3.1.4    Development Records. I-Mab shall, and shall cause its Affiliates and permitted subcontractors to maintain, in good scientific manner, complete and accurate books and records pertaining to the Initial Development Activities (the “Initial Development Records”) in sufficient detail to verify compliance with its obligations under this Agreement, which books and records shall (a) be appropriate for patent and regulatory purposes, (b) be in compliance with Applicable Law, (c) properly reflect all work done and results achieved in the performance of the Initial Development Activities, (d) record only the Initial Development Activities and not include or be commingled with records of activities for compounds or products that are not Licensed Compounds or Licensed Products, and (e) be retained by I-Mab for at least [Redacted] after the end of the Term or for such longer period as may be required by Applicable Law. I-Mab shall allow AbbVie, or representatives of an applicable Regulatory Authority, during normal business hours and upon reasonable notice, to inspect all such Initial Development Records maintained pursuant to this Section 3.1.4; provided that AbbVie shall maintain any Confidential Information of I-Mab in such Initial Development Records in confidence in accordance with Article 12.

3.2    Information and Reports.

3.2.1    Within [Redacted] after the Effective Date, I-Mab shall, at no additional cost to AbbVie, provide to AbbVie access to or, at AbbVie’s request, copies of all I-Mab Know-How and Regulatory Documentation Controlled by I-Mab or any of its Affiliates with respect to the Licensed Compounds and Licensed Products (other than the Existing Multi-Specific Products). At the request and expense of AbbVie, I-Mab shall provide AbbVie an English translation of such I-Mab Know-How and Regulatory Documentation as soon as practicable.

3.2.2    Within [Redacted] after the end of each month during the Initial Development Term, I-Mab shall provide to the JGC (a) a written report regarding its performance of the Initial Development Activities, including the Information set forth in the Initial Development Plan for inclusion such report and (b) access to or copies of Initial Development Records as may be requested by AbbVie. Each such report shall be in English and contain sufficient detail to enable the JGC to assess I-Mab’s compliance with the Initial Development Plan and its obligations with respect thereto. In addition, I-Mab shall promptly provide to AbbVie any Information Controlled by I-Mab (including all research, analyses and other Information, copies of all correspondence to and from any Regulatory Authority, and copies of any Regulatory Documentation) related to the Initial Development Activities that may be requested by AbbVie from time to time.

3.2.3    Without limiting Section 3.2.2, I-Mab shall promptly (a) provide AbbVie with copies of briefing books and meeting minutes for meetings with Regulatory Authorities regarding any Licensed Product and meeting minutes for clinical development and regulatory advisory board meetings regarding any Licensed Product in its original language and (b) notify AbbVie of any material events with respect to the Initial Development Activities (e.g., clinical hold, unexpected adverse safety events, dear doctor (or other similar) letters, or receipt of Regulatory Approval).

3.3    Delivery of Initial Development Data Package.

3.3.1    Within [Redacted] after completion of all Initial Development Activities (including a reasonable time period for data analysis), I-Mab shall deliver to AbbVie the Initial Development Data Package and shall provide AbbVie with electronic access to all data resulting from the Initial Development Activities and any other Information included or referenced in such Initial Development Data Package.

3.3.2    If AbbVie believes in good faith that any of the Information required to be included in the Initial Development Data Package is missing, then AbbVie shall have the right within [Redacted] after receipt of such Initial Development Data Package to request in writing that I-Mab provide AbbVie any such missing Information, and I-Mab shall deliver a revised and complete Initial Development Data Package within [Redacted] after the receipt of such request from AbbVie, provided that I-Mab shall not be required to conduct any additional activities that are not part of the Initial Development Plan. In addition, I-Mab promptly shall make available to AbbVie such other Information relating to the Initial Development Activities that is in the possession or control of I-Mab or any of its Affiliates (without performing additional Development activities) as AbbVie may reasonably request within [Redacted] after receipt of the complete Initial Development Data Package.

3.4    Costs for Initial Development Activities. During the Initial Development Term, I-Mab shall be solely responsible for all costs to conduct the Initial Development Activities, subject to Section 9.2.3(a). In the event AbbVie [Redacted], then AbbVie shall reimburse I-Mab all additional FTE Costs and Out-of-Pocket Costs incurred by I-Mab in conducting the amended Initial Development Plan as a result of AbbVie exercising such final decision making authority.

3.5    Clinical Trial Collaboration and Supply Agreement. AbbVie acknowledges and agrees that the Initial Development Plan includes clinical trial(s) and related activities conducted by I-Mab [Redacted].

ARTICLE 4

EXISTING MULTI-SPECIFIC COMPOUNDS

4.1    Performance of Existing Multi-Specific Activities.

4.1.1    General. I-Mab shall have the right, but not obligation, to Develop and Commercialize the Existing Multi-Specific Compounds in the I-Mab Territory (the “Existing Multi-Specific Activities”) in accordance with this Article 4. I-Mab shall perform the Existing Multi-Specific Activities in good scientific manner and in compliance with all Applicable Law.

4.1.2    Subcontracting. With respect to each Existing Multi-Specific Compound, unless and until the Parties agree on (and subject to) the Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound, I-Mab shall have the right to subcontract the Existing Multi-Specific Activities for such Existing Multi-Specific Compound to a Third Party; provided that (a) I-Mab shall ensure that such permitted subcontractors comply with all applicable obligations of I-Mab under this Agreement, and (b) no such permitted subcontracting shall relieve I-Mab of any obligation hereunder and any act or omission of any such subcontractor shall constitute the act or omission of I-Mab for all purposes hereunder. For clarity, with respect to each Existing Multi-Specific Compound, from and after the date (if any) that the Parties agree on the Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound, I-Mab’s right to subcontract the Existing Multi-Specific Activities for such Existing Multi-Specific Compound to a Third Party shall be subject to Section 6.5.

4.1.3    JGC Updates. At each JGC meeting each Calendar Quarter while I-Mab is performing any Existing Multi-Specific Activities, I-Mab shall provide the JGC with an update regarding its performance of the Existing Multi-Specific Activities. Each such report shall be in English and contain sufficient detail to enable the JGC to assess I-Mab’s progress with respect to the Existing Multi-Specific Activities.

4.2    Existing Multi-Specific Product ROFN for AbbVie Territory.

4.2.1    Existing Multi-Specific Product ROFN. With respect to each Existing Multi-Specific Compound, I-Mab hereby grants to AbbVie a fully-paid up, irrevocable and exclusive right of first negotiation regarding an amendment to this Agreement to include the right for AbbVie and its Affiliates to Exploit such Existing Multi-Specific Compound (each, an “Existing Multi-Specific Product ROFN”).

4.2.2    Data Package. With respect to each Existing Multi-Specific Compound, [Redacted] after completion [Redacted] of pre-clinical Development activities sufficient for I-Mab to initiate formal IND-enabling, GLP-conforming animal toxicology studies for such Existing Multi-Specific Compound, I-Mab shall deliver to AbbVie the Existing Multi-Specific Product ROFN Data Package for such Existing Multi-Specific Compound and shall provide AbbVie with electronic access to all data resulting from the Existing Multi-Specific Activities conducted by or on behalf of I-Mab or its Affiliates or its or their Sublicensees for such Existing Multi-Specific Compound and any other Information included or referenced in such Existing Multi-Specific Product ROFN Data Package.

4.2.3    Additional Information. If AbbVie believes in good faith that any of the Information required to be included in an Existing Multi-Specific Product ROFN Data Package is missing, then AbbVie shall have the right [Redacted] after receipt of such Existing Multi-Specific Product ROFN Data Package to request in writing that I-Mab provide AbbVie any such missing Information, and I-Mab shall deliver a revised and complete Existing Multi-Specific Product ROFN Data Package [Redacted] after the receipt of such request from AbbVie [Redacted]. In addition, I-Mab promptly shall make available to AbbVie such other Information relating to such Existing Multi-Specific Compound that is in the possession or control of I-Mab or any of its Affiliates (without performing additional Development activities) as AbbVie may reasonably request [Redacted] after receipt of the complete Existing Multi-Specific Product ROFN Data Package in order to make an informed decision regarding whether to exercise its Existing Multi-Specific Product ROFN with respect to such Existing Multi-Specific Compound.

4.2.4    Exercise. With respect to each Existing Multi-Specific Compound, AbbVie shall have the right to exercise the Existing Multi-Specific Product ROFN with respect to such Existing Multi-Specific Compound at any time during the Existing Multi-Specific Product ROFN Period for such Existing Multi-Specific Compound by giving I-Mab written notice of such exercise (an “Existing Multi-Specific Product ROFN Notice”). If AbbVie provides an Existing Multi-Specific Product ROFN Notice for an Existing Multi-Specific Compound before the end of the applicable Existing Multi-Specific Product ROFN Period, the Parties shall negotiate in good faith an amendment to this Agreement to include the right for AbbVie and its Affiliates to Exploit such Existing Multi-Specific Compound, which amendment shall include, among other things and unless otherwise agreed by the Parties, payment obligations from AbbVie to I-Mab in the form of an upfront payment upon the agreement by the Parties of such Existing Multi-Specific Product ROFN Terms and development, regulatory and sales milestone payments that will in aggregate equal to or exceed five hundred million dollars ($500,000,000) for each Existing Multi-Specific Compound plus royalty payments (the “Existing Multi-Specific Product ROFN Terms”) for a period of [Redacted] (the “Existing Multi-Specific Product ROFN Negotiation Period”).

4.2.5    Agreement on Existing Multi-Specific Product ROFN Terms. With respect to each Existing Multi-Specific Compound for which the Parties agree in writing on the Existing Multi-Specific Product ROFN Terms, this Agreement shall be deemed to automatically incorporate such Existing Multi-Specific Product ROFN Terms and, from and after the date the Parties agree to such Existing Multi-Specific Product ROFN Terms, (a) AbbVie shall have the right to Exploit such Existing Multi-Specific Compound and (b) I-Mab’s Development and Commercialization of such Existing Multi-Specific Compound shall be subject to the provisions of Section 6.1 through Section 6.5.

4.2.6    No Exercise or No Agreement on Existing Multi-Specific Product ROFN Terms. With respect to each Existing Multi-Specific Compound, if (a) AbbVie does not provide I-Mab an Existing Multi-Specific Product ROFN Notice for such Existing Multi-Specific Compound on or before the expiration of the Existing Multi-Specific Product ROFN Period for such Existing Multi-Specific Compound or (b) the Parties do not agree on the Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound within the Existing Multi-Specific Product ROFN Negotiation Period for such Existing Multi-Specific Compound, then (in either case (a) or (b)), (i) the provisos in the license grants to AbbVie in Section 2.1.1 shall remain in effect with respect to such Existing Multi-Specific Compound, (ii) I-Mab’s Development and Commercialization of such Existing Multi-Specific Compound shall continue to be subject to the provisions of this Article 4 and shall not be subject to Section 6.1 through Section 6.5 and the provisions of Section 9.1 that are applicable to the Licensed Products in the I-Mab Territory, and (iii) for clarity, AbbVie and its Affiliates shall not have the right to Exploit such Existing Multi-Specific Compound under this Agreement.

4.3    Existing Multi-Specific Product ROFR for I-Mab Territory.

4.3.1    Existing Multi-Specific Product ROFR. With respect to each Existing Multi-Specific Compound, I-Mab shall not, and shall cause its Affiliates not to, license, sell or otherwise grant or transfer, including by option, to any Third Party any rights to Commercialize such Existing Multi-Specific Compound in the Field in any region in the I-Mab Territory, except in accordance with this Section 4.3.1.

4.3.2    Transaction Notice and Data Package. With respect to each Existing Multi-Specific Compound, if I-Mab or any of its Affiliates desire to license, sell or otherwise grant or transfer, including by option, to any Third Party any rights to Commercialize such Existing Multi-Specific Compound in the Field in a region in the I-Mab Territory (such transaction, a “Existing Multi-Specific Product ROFR Transaction”), then I-Mab must provide written notice to AbbVie describing the scope of rights that are the subject of such proposed Existing Multi-Specific Product ROFR Transaction in reasonable detail (a “Existing Multi-Specific Product ROFR Transaction Notice”) prior to [Redacted] and provide AbbVie an Existing Multi-Specific Product ROFR Data Package with respect to such Existing Multi-Specific Compound and electronic access to all Information included or referenced therein. [Redacted].

4.3.3    Additional Information. If AbbVie believes in good faith that any of the Information required to be included in an Existing Multi-Specific Product ROFR Data Package is missing, then AbbVie shall have the right within [Redacted] after receipt of such Existing Multi-Specific Product ROFR Data Package to request in writing that I-Mab provide AbbVie any such missing Information, and, to the extent such Information is in I-Mab’s control (without performing additional Development activities), I-Mab shall deliver a revised and complete Existing Multi-Specific Product ROFR Data Package within [Redacted] after the receipt of such request from AbbVie; provided that I-Mab shall not be required to conduct any additional activities. In addition, I-Mab promptly shall make available to AbbVie such other Information relating to such Existing Multi-Specific Compound that is in the possession or control of I-Mab or any of its Affiliates (without performing additional Development activities) as AbbVie may reasonably request within [Redacted] after receipt of the complete Existing Multi-Specific Product ROFR Data Package in order to make an informed decision regarding whether to exercise its Existing Multi-Specific Product right of first refusal with respect to such Existing Multi-Specific Compound.

4.3.4    Exercise. With respect to each Existing Multi-Specific Compound, if AbbVie wishes to enter into exclusive negotiations with I-Mab to obtain the rights that I-Mab wishes to grant with respect to such Existing Multi-Specific Compound in the applicable region(s) in the I-Mab Territory (as described in the applicable Existing Multi-Specific Product ROFR Transaction Notice), AbbVie shall provide I-Mab with notice thereof (a “Existing Multi-Specific Product ROFR Exercise Notice”) within [Redacted] after the later of receipt of the applicable Existing Multi-Specific Product ROFR Transaction Notice and the Delivery Date for the Existing Multi-Specific Product ROFR Data Package for such Existing Multi-Specific Compound. If AbbVie timely delivers an Existing Multi-Specific Product ROFR Exercise Notice within such [Redacted] period, the Parties shall engage in good faith negotiations for a period [Redacted] after delivery of such Existing Multi-Specific Product ROFR Exercise Notice (an “Exclusive ROFR Negotiation Period”) in an attempt to agree upon a definite agreement containing the terms and conditions pursuant to which AbbVie would receive a license, assignment, option or other grant or transfer of rights in and to, including any rights to further Develop and Commercialize, such Existing Multi-Specific Compound in the Field in the applicable region(s) in the I-Mab Territory.

4.3.5    No Exercise or No Agreement During Exclusive ROFR Negotiation Period. If AbbVie does not deliver an Existing Multi-Specific Product ROFR Exercise Notice or provides written notice that it does not intend to provide an Existing Multi-Specific Product ROFR Exercise Notice or the Parties fail to reach mutual agreement during the Exclusive ROFR Negotiation Period on such definitive agreement, then, in each case, I-Mab shall, [Redacted].

4.3.6    AbbVie Territory. For clarity, neither I-Mab nor its Affiliates shall, or shall have any right to, Develop, Manufacture, Commercialize or otherwise Exploit any Existing Multi-Specific Compound in the AbbVie Territory.

ARTICLE 5

ABBVIE DEVELOPMENT AND COMMERCIALIZATION

5.1    General. During the Term, as between the Parties, AbbVie (itself or through its Affiliates or its or their Sublicensees), at its sole cost and expense (other than the costs of the Global Studies, if any) shall have the sole right to further Develop, Manufacture, Commercialize and otherwise Exploit any Licensed Product in and for the AbbVie Territory; provided that I-Mab has the right and obligation (a) during the Initial Development Term to conduct the Initial Development Activities in the AbbVie Territory in accordance with the Initial Development Plan and (b) to Manufacture (or have Manufactured) Licensed Compounds and Licensed Products in accordance with Section 7.2, in each case of (a) and (b), in accordance with the terms of this Agreement. AbbVie shall not conduct any Development activities with respect to the Licensed Products or Licensed Compounds that are not set forth in the AbbVie Territory Development Plan. AbbVie shall, and shall cause its Affiliates and its or their Sublicensees to, Develop, Manufacture, Commercialize and otherwise Exploit any Licensed Product in a good scientific manner and in compliance with Applicable Law in all material respects.

5.2    AbbVie Territory Development.

5.2.1    AbbVie Territory Development Plan. The initial AbbVie Territory Development Plan is attached hereto as Schedule 1.26. AbbVie, through its representatives on the JGC, may propose amendments to the AbbVie Territory Development Plan at any time, provided that no amendment to the AbbVie Territory Development Plan shall be effective until it is approved by the JGC pursuant to Section 9.2.3. Once approved by the JGC, each amended AbbVie Territory Development Plan shall replace the prior AbbVie Territory Development Plan. Each amended AbbVie Territory Development Plan will include at least the same level of detail as set forth in the initial AbbVie Territory Development Plan. For clarity, AbbVie shall have the right to Develop Licensed Compounds and Licensed Products in the I-Mab Territory solely for the purpose of Commercializing such Licensed Compounds and Licensed Products in the AbbVie Territory, in accordance with the terms and conditions of this Agreement.

5.2.2    Development Records. AbbVie shall, and shall cause its Affiliates and permitted subcontractors to maintain, in good scientific manner, complete and accurate books and records pertaining to the Development work conducted for any Licensed Compound and Licensed Product (the “AbbVie Development Records”), which books and records shall (a) be appropriate for patent and regulatory purposes, (b) be in compliance with Applicable Law, (c) properly reflect work done and results achieved in the performance of the Development work conducted for any Licensed Compound and Licensed Product, (d) record only the Development work conducted for any Licensed Compound and Licensed Product and not include or be commingled with records of other activities for other compounds or products that are not Licensed Compounds or Licensed Products and (e) be retained by AbbVie for [Redacted] after the end of the Term or for such longer period as may be required by Applicable Law. To the extent required to support I-Mab’s Regulatory Documentation or Regulatory Approvals in the I-Mab Territory, AbbVie shall allow I-Mab, or representatives of an applicable Regulatory Authority, during normal business hours and upon reasonable notice, to inspect such AbbVie Development Records maintained pursuant to this Section 5.2.2 as are necessary to support I-Mab’s Regulatory Documentation and Regulatory Approvals in the I-Mab Territory; provided that I-Mab shall maintain such AbbVie Development Records in confidence in accordance with Article 12.

5.2.3    Development Reports.

(a)    Without limiting its obligations to review and discuss the progress of, and any results and data with respect to, the Development of Licensed Products in the AbbVie Territory in the JGC, [Redacted] during the Term, AbbVie shall provide to the JGC a high-level written report regarding its Development of Licensed Compounds and Licensed Products.

(b)    Without limiting Section 5.2.3(a), AbbVie shall promptly (i) notify the JGC of any material events with respect its Development of Licensed Compounds and Licensed Products in the United States, the European Union and the United Kingdom and (ii) to the extent required to support I-Mab’s Regulatory Documentation or Regulatory Approvals in the I-Mab Territory, with respect to each clinical study conducted under the AbbVie Territory Development Plan, upon the completion of such clinical study (including a reasonable time period for data analysis), provide I-Mab with the complete results (including available supporting documentation with respect thereto) of such clinical study.

5.3    AbbVie Territory Commercialization.

5.3.1    Commercialization Reports. With respect to each Licensed Product, [Redacted] AbbVie shall provide I-Mab a high-level summary of its and its Affiliates’ and Sublicensees’ Commercialization activities with respect to such Licensed Product conducted since the last such summary was provided hereunder (or since AbbVie commenced its Commercialization activities hereunder with respect to the first such report).

5.3.2    Booking of Sales; Distribution. AbbVie (or its designee(s)) shall have the sole right to invoice and book sales, establish all terms of sale (including pricing and discounts) and warehousing, and distribute the Licensed Products in the AbbVie Territory and to perform or cause to be performed all related services. AbbVie shall handle all returns, recalls, field corrections or withdrawals, order processing, invoicing, collection, distribution, and inventory management with respect to the Licensed Products in the AbbVie Territory.

5.4    Diligence. From and after the end of Initial Development Term, AbbVie shall use Commercially Reasonable Efforts to Develop, seek and obtain Regulatory Approval of, and Commercialize at least one (1) Licensed Product in at least two (2) Indications in the United States and at least three (3) of the Major European Markets. AbbVie may, in its sole discretion, choose to Develop, seek and obtain Regulatory Approval of, and Commercialize any Licensed Compound or Licensed Product alone or together with other compounds or technology in any modalities, as a Combination Product or in a combination therapy for use with other active ingredients. I-Mab acknowledges and agrees that nothing in this Section 5.4 is intended, or shall be construed, to require AbbVie to Develop, seek and obtain Regulatory Approval of, or Commercialize a specific Licensed Product.

5.5    Subcontracting; Distributors. AbbVie shall have the right to subcontract any of its Development, Manufacturing or Commercialization activities with respect to the Licensed Products to a Third Party (including by appointing one or more contract sales forces, co-promotion partners or Distributors); provided that no such permitted subcontracting shall relieve AbbVie of any obligation hereunder.

5.6    Global Studies. If AbbVie desires to perform a Global Study for a Licensed Product, AbbVie shall [Redacted].

5.7    AbbVie Non-C4 Multi-Specific Product ROFN for I-Mab Territory.

5.7.1    AbbVie Non-C4 Multi-Specific Product ROFN. With respect to each AbbVie Non-C4 Multi-Specific Product, AbbVie shall not, and shall cause its Affiliates not to, license, sell or otherwise grant or transfer, including by option, to any Third Party any rights to Commercialize such AbbVie Non-C4 Multi-Specific Product in the Field in the I-Mab Territory without complying with this Section 5.7. For clarity, this Section 5.7.1 does not restrict AbbVie’s rights with respect to its Development or Commercialization of an AbbVie Non-C4 Multi-Specific Product by itself or through any of its Affiliates.

5.7.2    Transaction Notice and Data Package. With respect to each AbbVie Non-C4 Multi-Specific Product, if AbbVie or any of its Affiliates desire to license, sell or otherwise grant or transfer, including by option, to any Third Party any rights to Commercialize such AbbVie Non-C4 Multi-Specific Product in the Field in the I-Mab Territory (such transaction, an “AbbVie Non-C4 Multi-Specific Product Transaction”), then AbbVie must provide written notice to I-Mab describing the scope of rights that are the subject of such proposed AbbVie Non-C4 Multi-Specific Product Transaction in reasonable detail (an “AbbVie Non-C4 Multi-Specific Product Transaction Notice”) prior to [Redacted] and provide I-Mab the applicable AbbVie Non-C4 Multi-Specific Product Data Package with respect to such AbbVie Non-C4 Multi-Specific Product and shall provide I-Mab with electronic access to all Information included or referenced therein. [Redacted]

5.7.3    Additional Information. If I-Mab believes in good faith that any of the Information required to be included in an AbbVie Non-C4 Multi-Specific Product Data Package is missing, then I-Mab shall have the right within [Redacted] after receipt of such AbbVie Non-C4 Multi-Specific Product Data Package to request in writing that AbbVie provide I-Mab any such missing Information, and, to the extent such Information is in AbbVie’s control (without performing additional Development activities), AbbVie shall deliver a revised and complete AbbVie Non-C4 Multi-Specific Product Data Package within [Redacted] after the receipt of such request from I-Mab. In addition, AbbVie promptly shall make available to I-Mab such other Information relating to such AbbVie Non-C4 Multi-Specific Product that is in the possession or control of AbbVie or any of its Affiliates (without performing additional Development activities) as I-Mab may reasonably request within [Redacted] after receipt of the complete AbbVie Non-C4 Multi-Specific Product Data Package in order to make an informed decision regarding whether to exercise its rights with respect to such AbbVie Non-C4 Multi-Specific Product.

5.7.4    Exercise. With respect to each AbbVie Non-C4 Multi-Specific Product, if I-Mab wishes to enter into exclusive negotiations with AbbVie to obtain the rights that AbbVie wishes to grant with respect to such AbbVie Non-C4 Multi-Specific Product in the I-Mab Territory (as described in the applicable AbbVie Non-C4 Multi-Specific Product Transaction Notice), I-Mab shall provide AbbVie with notice thereof (an “AbbVie Non-C4 Multi-Specific Product Exercise Notice”) within [Redacted] after the later of receipt of the applicable AbbVie Non-C4 Multi-Specific Product Exercise Notice and the Delivery Date for the AbbVie Non-C4 Multi-Specific Product Data Package for such AbbVie Non-C4 Multi-Specific Product delivered in accordance with Section 5.7.2 (such [Redacted], the “AbbVie Non-C4 Multi-Specific Product Exercise Period”). If I-Mab timely delivers an AbbVie Non-C4 Multi-Specific Product Exercise Notice within the AbbVie Non-C4 Multi-Specific Product Exercise Period, the Parties will engage in good faith negotiations for a period of [Redacted] after delivery of such AbbVie Non-C4 Multi-Specific Product Exercise Notice (an “Exclusive AbbVie Non-C4 Multi-Specific Product Negotiation Period”) in an attempt to agree upon a definitive agreement containing the terms and conditions pursuant to which I-Mab would receive a license, assignment, option or other grant or transfer of rights in and to, including any rights to further Develop and Commercialize such AbbVie Non-C4 Multi-Specific Product in the Field in the I-Mab Territory.

5.7.5    No Exercise or No Agreement During Exclusive AbbVie Non-C4 Multi-Specific Product Negotiation Period. If I-Mab does not deliver an AbbVie Non-C4 Multi-Specific Product Exercise Notice during the AbbVie Non-C4 Multi-Specific Product Exercise Period or provides written notice that it does not intend to provide an AbbVie Non-C4 Multi-Specific Product Exercise Notice or the Parties fail to reach mutual agreement during the Exclusive AbbVie Non-C4 Multi-Specific Product Negotiation Period on such definitive agreement, then, in each case, AbbVie shall thereafter be free to engage in AbbVie Non-C4 Multi-Specific Product Negotiations with Third Parties for such proposed AbbVie Non-C4 Multi-Specific Product Transaction for such AbbVie Non-C4 Multi-Specific Product in the I-Mab Territory (such agreement, an “AbbVie Non-C4 Multi-Specific Product Transaction Agreement”) with Third Parties for, and enter into, AbbVie Non-C4 Multi-Specific Product Transaction Agreements with Third Parties with respect to such AbbVie Non-C4 Multi-Specific Product in the Field in the I-Mab Territory; [Redacted].

5.8    AbbVie ROFN Product ROFN for I-Mab Territory.

5.8.1    AbbVie ROFN Product. With respect to each Licensed Product Developed by or on behalf of AbbVie or any of its Affiliates that contains a Licensed Compound as a Combination Product or otherwise in combination with other compounds or technology (e.g., with an Other Ingredient or as a bi-specific or multi-specific Antibody), other than Non-C4 Multi-Specific Products (each such Licensed Product, an “AbbVie ROFN Product”) if any, if AbbVie or any of its Affiliates desire to Commercialize such AbbVie ROFN Product in the I-Mab Territory, AbbVie shall deliver to I-Mab the applicable AbbVie ROFN Product Data Package for such AbbVie ROFN Product, and shall provide I-Mab with electronic access to all Information included or referenced therein.

5.8.2    Additional Information. If I-Mab believes in good faith that any of the Information required to be included in an AbbVie ROFN Product Data Package is missing, then I-Mab shall have the right within [Redacted] after receipt of such AbbVie ROFN Product Data Package to request in writing that AbbVie provide I-Mab any such missing Information, and, to the extent such Information is in AbbVie’s control (without performing additional Development Activities),    AbbVie shall deliver a revised and complete AbbVie ROFN Product Data Package within [Redacted] after the receipt of such request from I-Mab, provided that AbbVie shall not be required to conduct any additional activities and the date AbbVie provides such revised and complete AbbVie ROFN Product Data Package shall be deemed the Delivery Date.

5.8.3    Exercise. With respect to each AbbVie ROFN Product, if I-Mab wishes to enter into exclusive negotiations with AbbVie to obtain the rights to Develop and Commercialize such AbbVie ROFN Product in the I-Mab Territory, I-Mab shall provide AbbVie with notice thereof (an “AbbVie ROFN Product Exercise Notice”) within [Redacted] after the Delivery Date for the AbbVie ROFN Product Data Package for such AbbVie ROFN Product. If I-Mab timely delivers an AbbVie ROFN Product Exercise Notice, the Parties will engage in good faith negotiations for a period of [Redacted] after delivery of such AbbVie ROFN Product Exercise Notice in an attempt to agree upon a definitive agreement containing the terms and conditions pursuant to which I-Mab would receive a license, assignment, option or other grant or transfer of rights in and to such AbbVie ROFN Product in the Field in the I-Mab Territory.

5.8.4    No Exercise or No Agreement During Negotiation Period. With respect to each AbbVie ROFN Product, if (a) I-Mab does not timely deliver an AbbVie ROFN Product Exercise Notice or provides written notice that it does not intend to provide an AbbVie ROFN Product Exercise Notice or (b) I-Mab timely delivers an AbbVie ROFN Product Exercise Notice, but the Parties fail to reach mutual agreement on such definitive agreement during the applicable [Redacted] negotiation period, in either case ((a) or (b)), I-Mab shall not have any rights with respect to such AbbVie ROFN Product in the I-Mab Territory [Redacted]. For clarity, in the event such AbbVie ROFN Product is a Combination Therapy, I-Mab shall have the right to Exploit the Licensed Product portion of such Combination Therapy in the I-Mab Territory, even if I-Mab does not have the right, or otherwise obtain the right, pursuant to this Section 5.8 to exploit the applicable Other Agent in such Combination Therapy.

ARTICLE 6

I-MAB DEVELOPMENT AND COMMERCIALIZATION

6.1    General. During the Term, as between the Parties, I-Mab (itself or through its Affiliates or its or their Sublicensees), at its sole cost and expense (other than the costs of the Global Studies, if any), shall, subject to Section 2.4.1 and Section 7.4, have the sole right to further Develop, Commercialize and otherwise Exploit any Licensed Product in and for the I-Mab Territory. I-Mab shall, and shall cause its Affiliates and its or their Sublicensees to, Develop, Commercialize and otherwise Exploit any Licensed Product in and for the I-Mab Territory in compliance with Applicable Law in all material respects. I-Mab shall not conduct any Development activities with respect to the Licensed Products or Licensed Compounds that are not set forth in the Initial Development Plan or the I-Mab Territory Development Plan, except, with respect to each Existing Multi-Specific Compound, prior to the date (if any) that the Parties agree to Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound, any Existing Multi-Specific Activities with respect to such Existing Multi-Specific Compound shall not be subject to the Initial Development Plan or the I-Mab Territory Development Plan and, for clarity, I-Mab shall have the right to conduct such Existing Multi-Specific Activities in accordance with Article 4. For clarity, with respect to each Existing Multi-Specific Compound for which the Parties agree to Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound, from and after the date of such agreement, I-Mab’s Development and Commercialization of such Existing Multi-Specific Compound shall be subject to this Section 6.1 through Section 6.5 and the provisions of Section 9.1 that are applicable to the Licensed Products in the I-Mab Territory, and all such Development and Commercialization shall be performed in accordance with the I-Mab Territory Development Plan and I-Mab Territory Commercialization Plan, as applicable.

6.2    I-Mab Territory Development.

6.2.1    I-Mab Territory Development Plan. The initial I-Mab Territory Development Plan is attached hereto as Schedule 1.163. I-Mab, through its representatives on the JGC, may propose amendments to the I-Mab Territory Development Plan at any time (but at least once per Calendar Year), provided that no amendment to the I-Mab Territory Development Plan shall be effective until it is approved by the JGC pursuant to Section 9.2.3. Once approved by the JGC, each amended I-Mab Territory Development Plan shall replace the prior I-Mab Territory Development Plan. Each amended I-Mab Territory Development Plan will include at least the same level of detail as set forth in the initial I-Mab Territory Development Plan.

6.2.2    Development Records. I-Mab shall, and shall cause its Affiliates and permitted subcontractors to maintain, in good scientific manner, complete and accurate books and records pertaining to the Development work conducted for any Licensed Compound and Licensed Product (the “I-Mab Development Records”), which books and records shall (a) be appropriate for patent and regulatory purposes, (b) be in compliance with Applicable Law, (c) properly reflect work done and results achieved in the performance of the Development work conducted for any Licensed Compound and Licensed Product, (d) record only the Development work conducted for any Licensed Compound and Licensed Product and not include or be commingled with records of other activities for other compounds or products that are not Licensed Compounds or Licensed Products, and (e) be retained by I-Mab [Redacted] after the end of the Term or for such longer period as may be required by Applicable Law. To the extent required to support AbbVie’s Regulatory Documentation or Regulatory Approvals in the AbbVie Territory, I-Mab shall allow AbbVie, or representatives of an applicable Regulatory Authority, during normal business hours and upon reasonable notice, to inspect all I-Mab Development Records maintained pursuant to this Section 6.2.2 as required to support AbbVie’s Regulatory Documentation or Regulatory Approvals in the AbbVie Territory; provided that AbbVie shall maintain such I-Mab Development Records in confidence in accordance with Article 12.

6.2.3    Development Reports.

(a)    Without limiting its obligations to review and discuss the progress of, and any results and data with respect to, the Development of Licensed Products in the I-Mab Territory in the JGC, [Redacted] during the Term, I-Mab shall provide to AbbVie and the JGC a high-level written report regarding its and its Affiliates’ and Sublicensees’ Development of Licensed Compounds and Licensed Products. Each such report shall be in English and contain sufficient detail to enable AbbVie to assess I-Mab’s progress with respect to the I-Mab Territory Development Plan and I-Mab’s compliance with its obligations under this Agreement.

(b)    Without limiting Section 6.2.3(a), I-Mab shall promptly (i) provide AbbVie with copies of briefing books and meeting minutes for meetings with Regulatory Authorities regarding any Licensed Product and meeting minutes for clinical development, regulatory advisory board meetings regarding any Licensed Product in its original language and (ii) notify the JGC and AbbVie of any material events with respect its Development of Licensed Compounds and Licensed Products (e.g., clinical hold, unexpected adverse safety events, dear doctor (or other similar) letters, or receipt of Regulatory Approval) and (iii) with respect to each clinical study conducted under the I-Mab Territory Development Plan, upon the completion of such clinical study, provide AbbVie with the complete results (including supporting documentation with respect thereto) of such clinical study.

6.3    I-Mab Territory Commercialization.

6.3.1    I-Mab Territory Commercialization Plan.

(a)    I-Mab shall Commercialize the Licensed Products in the I-Mab Territory pursuant to the I-Mab Territory Commercialization Plan. [Redacted].

(b)    I-Mab shall submit its proposed updated I-Mab Territory Commercialization Plan to the JGC for review and approval no later than September 1 of each Calendar Year [Redacted].

6.3.2    Commercialization Reports. [Redacted]

6.3.3    Booking of Sales; Distribution. I-Mab (or its designee(s)) shall have the sole right to invoice and book sales, establish all terms of sale (including pricing and discounts) and warehousing, and distribute the Licensed Products in the I-Mab Territory and to perform or cause to be performed all related services. I-Mab shall handle all returns, recalls, field corrections or withdrawals, order processing, invoicing, collection, distribution, and inventory management with respect to the Licensed Products in the I-Mab Territory.

6.4    Diligence. From and after the end of Initial Development Term, I-Mab shall use Commercially Reasonable Efforts to Develop, seek and obtain Regulatory Approval of, and Commercialize at least one (1) Licensed Product in at least two (2) Indications in mainland China. I-Mab may, in its sole discretion but subject to Section 2.4.1, choose to Develop, seek and obtain Regulatory Approval of, and Commercialize any product containing a Licensed Compound alone or together with other compounds or technology in any modalities, as a Combination Product or in a combination therapy for use with other active ingredients. AbbVie acknowledges and agrees that nothing in this Section 6.4 is intended, or shall be construed, to require I-Mab to Develop, seek and obtain Regulatory Approval of, or Commercialize a specific Licensed Product.

6.5    Subcontracting; Distributors. Subject to Section 3.1.3 and Section 4.1.2, I-Mab shall not subcontract any of the Development or Commercialization activities set forth in Schedule 6.5 or Manufacturing using the AbbVie Manufacturing Process, in either case, with respect to the Licensed Products to a Third Party (including by appointing one or more contract sales forces, co-promotion partners or Distributors) without the prior written consent of AbbVie, such consent not to be unreasonably withheld, conditioned or delayed. I-Mab shall have the right to subcontract any other Development, Manufacturing or Commercialization activities with respect to the Licensed Products without the prior written consent of AbbVie. Notwithstanding the foregoing, no such permitted subcontracting shall relieve I-Mab of any obligation hereunder.

6.6    Mono Licensed Product ROFN for I-Mab Territory.

6.6.1    Mono Licensed Product ROFN. With respect to each Mono Licensed Product, I-Mab shall not, and shall cause its Affiliates not to, license, sell or otherwise grant or transfer, including by option, to any Third Party any rights to Commercialize such Mono Licensed Product in the Field in any region(s) in the I-Mab Territory without complying with this Section 6.6.

6.6.2    Transaction Notice and Data Package. If I-Mab or any of its Affiliates desire to license, sell or otherwise grant or transfer, including by option, to any Third Party any rights to Develop or Commercialize an Mono Licensed Product in the Field in any region(s) in the I-Mab Territory (such transaction, an “Mono Licensed Product Transaction”), then I-Mab must provide written notice to AbbVie describing the scope of rights that are the subject of such proposed Mono Licensed Product Transaction in reasonable detail (an “Mono Licensed Product Transaction Notice”) prior to [Redacted] and provide AbbVie an Mono Licensed Product Data Package with respect to such Mono Licensed Product and electronic access to all Information included or referenced therein. [Redacted]

6.6.3    Additional Information. If AbbVie believes in good faith that any of the Information required to be included in an Mono Licensed Product Data Package is missing, then AbbVie shall have the right within [Redacted] after receipt of such Mono Licensed Product Data Package to request in writing that I-Mab provide AbbVie any such missing Information, and I-Mab shall, to the extent such Information is in I-Mab’s control (without additional Development activities) deliver a revised and complete Mono Licensed Product Data Package within [Redacted] after the receipt of such request from AbbVie.    In addition, I-Mab promptly shall make available to AbbVie such other Information relating to such Mono Licensed Product that is in the possession or control of I-Mab or any of its Affiliates (without performing additional Development activities) as AbbVie may reasonably request within [Redacted] after receipt of the complete Mono Licensed Product Data Package in order to make an informed decision regarding whether to exercise its Mono Licensed Product ROFN with respect to such Mono Licensed Product.

6.6.4    Exercise. With respect to each Mono Licensed Product, if AbbVie wishes to enter into exclusive negotiations with I-Mab to obtain the rights that I-Mab wishes to grant with respect to such Mono Licensed Product in the applicable region(s) in the I-Mab Territory (as described in the applicable Mono Licensed Product ROFN Notice), AbbVie shall provide I-Mab with notice thereof (an “Mono Licensed Product ROFN Exercise Notice”) within [Redacted] after the later of receipt of the applicable Mono Licensed Product ROFN Notice and the Delivery Date for the Mono Licensed Product Data Package for such Mono Licensed Product ([Redacted], the “Mono Licensed Product Exercise Period”). If AbbVie timely delivers a Mono Licensed Product ROFN Exercise Notice within the Mono Licensed Product Exercise Period, the Parties will engage in good faith negotiations for a period of [Redacted] after delivery of such Mono Licensed Product ROFN Exercise Notice (an “Exclusive Mono Licensed Product ROFN Negotiation Period”) in an attempt to agree upon a definitive agreement containing the terms and conditions pursuant to which AbbVie would receive a license, assignment, option or other grant or transfer of rights in and to, including any rights to further Develop and Commercialize, such Mono Licensed Product in the Field in the applicable region(s) in the I-Mab Territory.

6.6.5    No Exercise or No Agreement During Exclusive Mono Licensed Product ROFN Negotiation Period. If AbbVie does not deliver a Mono Licensed Product ROFN Exercise Notice or provides written notice that it does not intend to provide an Mono Licensed Product ROFN Exercise Notice or the Parties fail to reach mutual agreement during the Exclusive Mono Licensed Product ROFN Negotiation Period on such definitive agreement, then, in each case, I-Mab shall, thereafter be free to engage in Mono Licensed Product Transaction Negotiations with Third Parties for, and enter into agreements with Third Parties with respect to, such Mono Licensed Product in the Field in the applicable region(s) in the I-Mab Territory (“Mono Licensed Product Transaction Agreements”); [Redacted].

ARTICLE 7

MANUFACTURING

7.1    Global Manufacturing Coordination and Manufacturing Technology Transfer Plan. The Joint CMC Working Group will oversee and coordinate the global Manufacture of the Licensed Compounds and Licensed Products with the goals of (a) achieving the current Development timeline set forth in the Initial Development Plan, AbbVie Territory Development Plan and the I-Mab Territory Development Plan, and (b) to the extent either Party is supplying Licensed Product to the other Party (i) maintaining quality of Licensed Compounds and Licensed Products being Manufactured meeting any specific requirements by the Regulatory Authority for the AbbVie Territory or I-Mab Territory, as applicable, (ii) Manufacturing both Development and Commercial supply of Licensed Compounds and Licensed Products at a commercially reasonable cost for each of the AbbVie Territory and I-Mab Territory, (iii) establishing a timeline and strategy for establishing and maintaining Manufacturing sites for Licensed Compounds and Licensed Products to meet the objectives of successful and timely Development and Commercialization (including product launch), (iv) discussing the anticipated timelines for initiation and completion of the Manufacturing Technology Transfer in accordance with Section 7.3 and (v) maintaining supply chain security.

7.2    I-Mab Manufacturing.

7.2.1    Until the later of [Redacted], I-Mab shall (a) Manufacture (or have Manufactured) and supply the Existing Product (including the Initial Licensed Compound contained therein) for AbbVie to conduct Development activities under the AbbVie Territory Development Plan and (b) be responsible for Manufacturing the Existing Product for I-Mab to conduct the Development activities under the Initial Development Plan or the I-Mab Territory Development Plan.

7.2.2    I-Mab shall have the right to Manufacture (either by itself or through a CMO engaged by I-Mab) the Existing Product in the I-Mab Territory for Development and Commercialization in the I-Mab Territory; provided that [Redacted]. If I-Mab Manufactures a Licensed Product in the I-Mab Territory for use in the I-Mab Territory, then (a) I-Mab shall ensure adequate procedures are in place to prevent diversion of Licensed Product Manufactured by I-Mab outside of the I-Mab Territory, (b) upon AbbVie’s request, the Parties would negotiate and execute a definitive supply agreement pursuant to which I-Mab would be a back-up manufacturer of such Licensed Product for AbbVie for the AbbVie Territory at the I-Mab Supply Price (the “I-Mab Back-Up Supply Agreement”), and (c) upon I-Mab’s request, the Parties would negotiate and execute a definitive supply agreement pursuant to which AbbVie would be a back-up manufacture of such Licensed Product for I-Mab for the I-Mab Territory at the AbbVie Supply Price (the “AbbVie Back-Up Supply Agreement”). The I-Mab Back-Up Supply Agreement and the AbbVie Back-Up Supply Agreement, as applicable, shall provide for customary contract manufacturing terms, including forecasting, ordering, delivery, audits and inspections, pricing (consistent with this Agreement), product warranties, payment and supply, termination, remedies and limitation of liability and damages.

7.2.3    Within [Redacted] after the Effective Date, the Parties shall negotiate and execute a definitive supply agreement (the “I-Mab Supply Agreement”) pursuant to which I-Mab would supply the Existing Product (including the Initial Licensed Compound contained therein) as Bulk Product to AbbVie at I-Mab’s fully burdened manufacturing cost (including manufacturing, indirect labor, quality testing/review, project management, distribution, logistics, and any customs costs and expenses) without any markup or premium (the “I-Mab Supply Price”). The I-Mab Supply Agreement shall provide for customary contract manufacturing terms, including forecasting, ordering, delivery, audits and inspections, pricing (consistent with this Agreement), product warranties, payment and supply, termination, remedies and limitation of liability and damages. In the event of any inconsistencies between this Agreement and the I-Mab Supply Agreement, the terms of the I-Mab Supply Agreement shall control with respect to the supply of Existing Product to AbbVie other than pricing, which shall be as set forth in this Agreement.

7.2.4    I-Mab shall be solely responsible for the costs of Manufacturing Existing Product for the Development activities set forth in the Initial Development Plan and the I-Mab Territory Development Plan.

7.2.5    Unless otherwise agreed by the Parties (including through any Existing Multi-Specific Product ROFN Terms agreed by the Parties for an Existing Multi-Specific Compound), I-Mab shall have the right to Manufacture and supply the Existing Multi-Specific Compounds.

7.2.6    Notwithstanding Section 3.1.3, Section 4.1.2 or Section 6.5, [Redacted], I-Mab shall not, and shall cause its Affiliates not to, enter into any agreement with a Third Party (or amend any existing agreement with a Third Party) with respect to the Manufacture of the Initial Licensed Compound or Licensed Product containing the Initial Licensed Compound without AbbVie’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

7.2.7    I-Mab shall have the right to designate one of its Affiliates to be the manufacturer of a Licensed Compound or Licensed Product.

7.2.8    Without limiting any of AbbVie’s inspection rights under the I-Mab Supply Agreement, AbbVie shall have the right, upon AbbVie’s request and at AbbVie’s expense, to conduct a site visit to inspect the facilities where I-Mab or its Affiliates or its or their Third Party Manufacturers [Redacted] Manufacture, or have Manufactured, Licensed Compounds or Licensed Products and to audit the procedures of I-Mab or its Affiliates and its and their Third Party Manufacturers [Redacted] for the Manufacturing of Licensed Products for purposes of quality control; provided that any such inspection or audit of I-Mab’s Third Party Manufacturer [Redacted] shall be conducted in accordance with the applicable agreement between I-Mab and such Third Party Manufacturer. If AbbVie identifies, in the course of such inspection, an issue with respect to the Manufacture of Licensed Products, the Parties shall agree on reasonable corrective actions [Redacted] after AbbVie notifies I-Mab of the results of such inspection. I-Mab shall implement such corrective action as soon as reasonably practicable but in any event not more than [Redacted] after the Parties reach such agreement, unless otherwise agreed in writing by the Parties.

7.2.9    Upon AbbVie’s request, during the period between the Execution Date and the Effective Date, I-Mab shall cause appropriate employees to meet with AbbVie to discuss the Manufacturing Process and other Manufacturing-related information necessary for AbbVie to develop its plan for Manufacturing the Existing Product.

7.3    Manufacturing Technology Transfer.

7.3.1    Upon AbbVie’s request, I-Mab shall, and shall cause its Affiliates and shall use Commercially Reasonable Efforts to cause Third Party manufacturers to: (a) with respect to any Existing Product (or component thereof) Manufactured by a Third Party manufacturer, and (b) with respect to any Existing Product (or component thereof) Manufactured by I-Mab, its Affiliates or a Third Party manufacturer, effect a full or partial transfer to AbbVie or its designee (which designee may be an Affiliate or a Third Party manufacturer) of I-Mab Know-How and Joint Know-How relating to the then-current process for the Manufacture of Existing Product (including the Licensed Compound contained therein) (the “Manufacturing Process”) and to implement the Manufacturing Process at facilities designated by AbbVie ((a) and (b) collectively, as more fully described in this Section 7.3, the “Manufacturing Technology Transfer”). I-Mab shall, and shall cause its Affiliates to, provide, and shall assist AbbVie in causing Third Party manufacturers to provide, all reasonable assistance requested by AbbVie to enable AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) to implement the Manufacturing Process at the facilities designated by AbbVie. If requested by AbbVie, such assistance shall include facilitating the entering into of agreements with applicable Third Party suppliers relating to the Existing Product (including the Initial Licensed Compound contained therein). Notwithstanding the foregoing, any such assistance by a Third Party manufacturer shall be subject to the applicable terms and conditions of the existing agreement between I-Mab and such Third Party manufacturer; provided that, to the extent any assistance reasonably requested by AbbVie is not contemplated by the applicable terms and conditions of the existing agreement between I-Mab and such Third Party manufacturer, then at AbbVie’s request and expense, I-Mab will use reasonable efforts to cause, or assist AbbVie to cause, such Third Party manufacturer to provide such assistance to AbbVie. Upon completion of the Manufacturing Technology Transfer, AbbVie shall have the right, in its sole discretion, to make any improvements to the Manufacturing Process. Without limitation of the foregoing, in connection with the Manufacturing Technology Transfer and to the extent requested by AbbVie:

7.3.2    I-Mab shall, and shall cause its Affiliates to, make available, and, shall assist AbbVie in causing Third Party manufacturers to make available, to AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) from time to time as AbbVie may request, all Manufacturing-related I-Mab Know-How and Joint Know-How and all Information and materials relating to the Manufacturing Process, including methods, processes and testing/characterization Information, and all documentation constituting material support, performance advice, shop practice, standard operating procedures, specifications as to materials to be used and control methods, that are reasonably necessary or useful to enable AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) to use and practice the Manufacturing Process;

7.3.3    Upon the successful completion of Manufacturing Technology Transfer, I-Mab shall assign to AbbVie all of its right, title and interest in and to, and shall deliver to AbbVie, an amount (to be reasonably requested by AbbVie through the Joint CMC Working Group) of remaining raw materials, intermediates and other drug products Controlled by I-Mab and used to Manufacture the Existing Product (including the Initial Licensed Compound contained therein), and I-Mab shall deliver to AbbVie, at the I-Mab Supply Price any remaining inventory of the Existing Product (including the Initial Licensed Compound contained therein) in I-Mab’s or its Affiliates’ or Third Party manufacturer’s possession that I-Mab does not reasonably anticipate will be used for performance of the Initial Development Activities or the Development activities under the I-Mab Territory Development Plan;

7.3.4    I-Mab shall cause all appropriate employees and representatives of I-Mab and its Affiliates, and shall use Commercially Reasonable Efforts to assist AbbVie in causing all appropriate employees and representatives of its Third Party manufacturers, to meet with employees or representatives of AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) at the applicable manufacturing facility at mutually convenient times to assist with the working up and use of the Manufacturing Process and with the training of the personnel of AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) to the extent reasonably necessary or useful to enable AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) to use and practice the Manufacturing Process;

7.3.5    Without limiting the generality of Section 7.3.4, I-Mab shall cause all appropriate analytical and quality control laboratory employees and representatives of I-Mab and its Affiliates, and shall assist AbbVie in causing all appropriate analytical and quality control laboratory employees and representatives of its Third Party manufacturers, to meet with employees or representatives of AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) at the applicable manufacturing facility and make available all necessary equipment, at mutually convenient times, to support and execute the transfer of all applicable analytical methods and the validation thereof (including all applicable I-Mab Know-How, Joint Know-How, methods, validation documents and other documentation, materials and sufficient supplies of all primary and other reference standards) with respect to the Manufacturing Process;

7.3.6    I-Mab shall, and shall cause its Affiliates to, take such steps, and shall assist AbbVie in causing its Third Party manufacturer to take such steps, as are reasonably necessary or useful to assist AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) in obtaining any necessary licenses, permits or approvals from Regulatory Authorities with respect to the Manufacture of the Existing Product (including the Initial Licensed Compound contained therein) at the applicable facilities; and

7.3.7    I-Mab shall, and shall cause its Affiliates to, provide, and shall use assist AbbVie in causing its Third Party manufacturers to provide, such other assistance as AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) may reasonably request to enable AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) to use and practice the Manufacturing Process and otherwise to Manufacture the Existing Product (including the Initial Licensed Compound contained therein).

With respect to the foregoing obligations in this Section 7.3, I-Mab shall provide an aggregate of [Redacted] FTE hours at its own cost and expense (free of charge to AbbVie). With respect to any support in addition to the initial [Redacted] FTE hours, AbbVie will reimburse I-Mab for the FTE Costs incurred in providing such assistance. AbbVie shall be responsible for all Out-of-Pocket Costs incurred in connection with the Manufacturing Technology Transfer under any agreement between I-Mab and [Redacted] as in effect as of the Execution Date.

I-Mab acknowledges and agrees that I-Mab’s obligations under this Section 7.3 are unique and that AbbVie would not have entered into this Agreement in the absence of such obligations, and that any breach or threatened breach of this Section 7.3 by I-Mab will result in irreparable injury to AbbVie for which damages will be not be an adequate remedy. Accordingly, AbbVie shall be entitled to seek specific performance of this Section 7.3 in accordance with Section 16.11.

Notwithstanding anything to the contrary in this Section 7.3, any assistance or activities to be conducted by a Third Party manufacturer shall be subject to the applicable terms and conditions of the existing agreement between I-Mab and such Third Party manufacturer; provided that, to the extent any assistance or activities reasonably requested by AbbVie are not permitted by the applicable terms and conditions of the existing agreement between I-Mab and such Third Party manufacturer, I-Mab will [Redacted] to cause, or assist AbbVie to cause, such Third Party manufacturer to provide such assistance or activities to AbbVie.

7.4    AbbVie Manufacturing.

7.4.1    AbbVie Responsibility. Subject to Section 7.5, after the later of completion of the Manufacturing Technology Transfer in accordance with Section 7.3 and such time as AbbVie (or its Affiliate or designated Third Party manufacturer, as applicable) is qualified to Manufacture and supply Licensed Products, AbbVie shall have the exclusive right to Manufacture and supply all Licensed Compounds and Licensed Products for Development and Commercialization in the AbbVie Territory and, subject to Section 7.2.2, to Manufacture and supply all Licensed Products as Bulk Product for I-Mab to pack and label into Finished Product for Development and Commercialization in the I-Mab Territory; provided that, unless otherwise agreed by the Parties (including through any Existing Multi-Specific Product ROFN Terms agreed by the Parties for an Existing Multi-Specific Compound), I-Mab shall have the right to Manufacture and supply the Existing Multi-Specific Compounds.

7.4.2    Existing Product.

(a)    With respect to the Existing Product, in the event I-Mab elects to have AbbVie Manufacture the Existing Product in and for the I-Mab Territory, then after the later of [Redacted], for so long as AbbVie is Developing or Commercializing the Existing Product for the AbbVie Territory, AbbVie shall use Commercially Reasonable Efforts to Manufacture (or have Manufactured) and supply (or have supplied) the quantities of the Existing Product as Bulk Product for I-Mab to pack and label into Finished Product as required by I-Mab to (i) perform the Development activities set forth in the Initial Development Plan and the I-Mab Territory Development Plan or (ii) fulfill requirements for commercial sales, charitable purposes, product samples and other Commercialization uses in the I-Mab Territory, in each case, in accordance with the Manufacturing Timeline approved by the JGC.

(b)    In the event AbbVie Manufactures any Licensed Product in and for the I-Mab Territory in accordance with this Article 7, upon AbbVie’s request, the Parties shall negotiate and execute a definitive supply agreement (the “AbbVie Supply Agreement”) pursuant to which AbbVie would supply the Existing Product as Bulk Product to I-Mab at AbbVie’s fully burdened manufacturing cost (including manufacturing, indirect labor, quality testing/review, project management, distribution, logistics, and any customs costs and expenses) [Redacted] (the “AbbVie Supply Price”). The AbbVie Supply Agreement shall provide for customary contract manufacturing terms, including forecasting, ordering, delivery, audits and inspections, pricing (consistent with this Agreement), product warranties, payment and supply, termination (including post-termination supply and technology transfer), remedies and limitation of liability and damages, and may provide mutually acceptable rights for I-Mab or a contract manufacturer to act as (or continue to operate as) the global backup manufacturer in the event of a supply failure or other agreement of the Parties (in which case the Parties shall discuss whether and, if so, the terms on which (each in AbbVie’s sole discretion), AbbVie would transfer to I-Mab (and not any Third Party Manufacturer) for the AbbVie Manufacturing Process for such Licensed Product for use solely by I-Mab and its Affiliates including appropriate protections for Proprietary Manufacturing Information and other provisions to endeavor to create global consistency and to prevent diversion of Licensed Product outside of its intended Respective Territory). In the event of any inconsistencies between this Agreement and the AbbVie Supply Agreement, the terms of the AbbVie Supply Agreement shall control with respect to the supply of Existing Product to AbbVie other than pricing, which shall be as set forth in this Agreement.

(c)    With respect to each Existing Product that AbbVie Manufactures and supplies to I-Mab as Bulk Product, I-Mab shall have the right and responsibility to pack and label such Bulk Product into Finished Product for Development or Commercialization in the I-Mab Territory.

7.5    Other Licensed Products. With respect to each Licensed Product other than the Existing Product that I-Mab Develops or Commercializes in the I-Mab Territory pursuant to this Agreement, the Parties shall negotiate in good faith the potential terms and conditions pursuant to which AbbVie would Manufacture and supply such Licensed Product for the I-Mab Territory with I-Mab Manufacturing as a back-up manufacturer; provided that if AbbVie desires to Manufacture and supply such Licensed Product for the I-Mab Territory, it shall have the right to do so on terms and conditions substantially similar to those set forth in Section 7.4.2 and any AbbVie Supply Agreement then in effect; provided, further, that unless otherwise agreed by the Parties (including through any Existing Multi-Specific Product ROFN Terms agreed by the Parties for an Existing Multi-Specific Compound), I-Mab shall have the right to Manufacture and supply the Existing Multi-Specific Compounds.

7.6    I-Mab Manufacturing After AbbVie Supply Discontinuation Notice. With respect to any Licensed Compound or Licensed Product being manufactured by AbbVie for I-Mab pursuant to Section 7.4, if AbbVie notifies I-Mab in writing that AbbVie is no longer Developing or Commercializing such Licensed Compound or Licensed Product and I-Mab is not already Manufacturing the applicable Licensed Compound or Licensed Product, then at I-Mab’s request received within [Redacted] after AbbVie’s notification, for a reasonable period of time (not to exceed [Redacted] until I-Mab establishes an alternative supplier, AbbVie shall Manufacture or have Manufactured and supply or have supplied such Licensed Compound or Licensed Product to I-Mab at the AbbVie Supply Price in reasonable quantities based on I-Mab’s historic orders of such Licensed Compound or Licensed Product and any then-current forecasts with respect thereto, if applicable.

ARTICLE 8

REGULATORY ACTIVITIES

8.1    Regulatory Coordination. The Parties shall, through the Joint Regulatory Working Group, coordinate in good faith their respective regulatory activities set forth in this Article 8 with respect to the Licensed Compounds and Licensed Products. Each Party shall provide a high-level update regarding such regulatory activities at each meeting of the Joint Regulatory Working Group.

8.2    I-Mab Regulatory Activities.

8.2.1    Initial Development Activities. Subject to Section 8.4, I-Mab shall have the sole right and responsibility, at its sole cost and expense, to prepare, obtain and maintain all INDs (including CTA Approvals) necessary to perform the Initial Development Activities and to conduct communications with the applicable Regulatory Authorities with respect to such INDs; provided that the form and content of all such INDs and related communications shall be subject to the review and approval of AbbVie (such approval not to be unreasonably withheld, conditioned or delayed). Without limitation to the foregoing, in no event shall I-Mab engage in material communications with any Regulatory Authority regarding the Initial Development Activities for a Licensed Compound or Licensed Product (a) in writing, without AbbVie’s prior written approval of the form and content of such written communication or (b) orally (including in connection with any meeting, conference or discussion) with any Regulatory Authority other than with AbbVie’s prior written approval of the forum, form and content of such oral communication, in each case ((a) and (b)), such approval not to be unreasonably withheld, conditioned or delayed. For clarity, the foregoing shall not apply to informal or non-substantive communications with Regulatory Authorities. I-Mab shall provide access to interim drafts of such INDs and communications to AbbVie via the access methods (such as secure databases) mutually agreed by the Parties, for AbbVie’s review, comment and approval, sufficiently in advance of submitting such INDs and communications to any Regulatory Authority so as to allow for a reasonable opportunity for AbbVie to review. AbbVie shall provide written comments, if any, and, confirm whether such approval right is granted, in each case, within [Redacted] of receipt of such access (or such shorter period as is reasonably required under the circumstances). Without limiting AbbVie’s approval rights under this Section 8.2.1, I-Mab shall, and shall cause its Affiliates to, reasonably consider any such comments of AbbVie into any such IND or communication.

8.2.2    I-Mab Development and Commercialization. I-Mab shall have the sole right and responsibility, at its sole cost and expense, to prepare, obtain and maintain all Regulatory Approvals and INDs (including CTA Approvals) with respect to (a) the Development of the Existing Multi-Specific Products and the performance of the Development and Commercialization activities set forth in the I-Mab Territory Development Plan and I-Mab Territory Commercialization Plan, and (b) Manufacture Licensed Compounds and Licensed Products in accordance with Section 7.2, in each case ((a) and (b)), in the I-Mab Territory and to conduct communications with the applicable Regulatory Authorities in the I-Mab Territory with respect to such Regulatory Approvals and INDs; provided that the form and content of all such Regulatory Approvals, INDs and related submissions and communications shall be subject to review and comment by AbbVie prior to their submission to the applicable Regulatory Authorities. I-Mab shall provide access to interim drafts of such Regulatory Approval, IND or related submission or communication to AbbVie via the access methods (such as secure databases) mutually agreed by the Parties, for AbbVie’s review and comment sufficiently in advance of submitting such Regulatory Approval, IND or related submission or communication to any Regulatory Authority so as to allow for a reasonable opportunity for AbbVie to review. AbbVie shall provide written comments, if any, and, in the case of any matter subject to AbbVie’s approval, confirm whether such approval right is granted, in each case, within [Redacted] after receipt of such access (or such shorter period as is reasonably required under the circumstances). I-Mab shall reasonably consider any such comments of AbbVie in good faith and if AbbVie reasonably believes that any such Regulatory Approval, IND or related submission or communication could have an adverse effect on the Exploitation of the Licensed Products in the AbbVie Territory, then I-Mab shall accept such comments (or if such reasonable belief is that the Regulatory Approval, IND or related submission or communication should not be made because the filing, submission or communication itself could have such an adverse impact (and such submission or communication is not specifically required by the applicable Regulatory Authority), then I-Mab shall not make such filing, submission or communication). Subject to Section 8.3, all Regulatory Documentation with respect to the I-Mab Territory (including all Regulatory Approvals in the I-Mab Territory) relating to any Licensed Compounds or Licensed Products shall be owned by, and shall be the sole property and held in the name of, I-Mab or its designated Affiliate, Sublicensee or designee. AbbVie shall reasonably support I-Mab, as may be reasonably necessary and at I-Mab’s cost, in obtaining any such Regulatory Approvals for the Mono Licensed Products (including the use of any Mono Licensed Product as part of a Combination Therapy set forth in the AbbVie Territory Development Plan) in the I-Mab Territory and in the activities in support thereof, including providing all documents or other materials in the possession and Control of AbbVie or any of its Affiliates as may be necessary for I-Mab or any of its Affiliates or its or their Sublicensees to obtain such Regulatory Approvals for the Mono Licensed Products (including the use of any Mono Licensed Product as part of a Combination Therapy set forth in the AbbVie Territory Development Plan) in the I-Mab Territory.

8.2.3    Regulatory Meetings. I-Mab shall provide AbbVie with prior written notice of any scheduled meeting, conference, or discussion (including any advisory committee meeting) with a Regulatory Authority (a) in the I-Mab Territory relating to any Licensed Compound or Licensed Product (including the Manufacture thereof by or on behalf of I-Mab), or any Initial Development Activities or (b) in the AbbVie Territory relating to any Initial Development Activities, in either case ((a) or (b)), within [Redacted] after I-Mab or its Affiliate first receives notice of the scheduling of such meeting, conference, or discussion (or within such shorter period as may be necessary in order to give AbbVie a reasonable opportunity to attend such meeting, conference, or discussion). To the extent not prohibited by the applicable Regulatory Authority, AbbVie shall have the right to have [Redacted] attend and participate in all such meetings, conferences, and discussions with such Regulatory Authority.

8.2.4    Restrictions Outside I-Mab Territory. Without limiting the foregoing, unless the Parties otherwise agree, except as set forth in the Initial Development Plan: (a) I-Mab will not communicate with any Regulatory Authority having jurisdiction outside the I-Mab Territory with respect to a Licensed Compound or Licensed Product; and (b) subject to Section 8.2.1, I-Mab will not submit any Regulatory Documentation or seek Regulatory Approvals for any Licensed Product outside the I-Mab Territory.

8.3    AbbVie Regulatory Activities.

8.3.1    AbbVie Development and Commercialization. AbbVie shall have the sole right and responsibility, at its sole cost and expense, to prepare, obtain and maintain (a) all Regulatory Approvals and INDs (including CTA Approvals) with respect to the Licensed Compounds and Licensed Products in the AbbVie Territory, (b) all Regulatory Approvals in the I-Mab Territory to support Manufacturing of the Licensed Compounds and Licensed Products by or on behalf of AbbVie or its Affiliates or Sublicensees for the AbbVie Territory and the I-Mab Territory and (c) except with respect to the Initial Development Activities as provided in Section 8.2.1, all Regulatory Approvals and INDs (including CTA Approvals) in the I-Mab Territory to support Development and Commercialization of the Licensed Compounds and Licensed Products for the AbbVie Territory and, in each case ((a)–(c)), to conduct communications with the applicable Regulatory Authorities with respect to such Regulatory Approvals and INDs, as applicable; provided that with respect to each Existing Multi-Specific Compound, AbbVie shall not have a right to do the activities set forth in clauses (a)–(c) above, in each case, unless and until the Parties agree on (and subject to) the Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound; provided, further, that (x) with respect to any submission or communication to a Regulatory Authority in the I-Mab Territory, the Parties will coordinate in good faith to review such submissions or communications through the Joint Regulatory Working Group and (y) unless otherwise agreed by the Joint Regulatory Working Group, I-Mab shall not have the right to review or comment on any submission or communication to a Regulatory Authority in the AbbVie Territory. Subject to Section 8.4, all Regulatory Documentation (including all Regulatory Approvals) relating to any Licensed Compounds or Licensed Products (other than each Existing Multi-Specific Compound, in each case, unless and until the Parties agree on (and subject to) the Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound) shall be owned by, and shall be the sole property and held in the name of, AbbVie or its designated Affiliate, Sublicensee or designee. I-Mab shall reasonably support AbbVie, as may be reasonably necessary in obtaining any such Regulatory Approvals for the Licensed Products in or for the AbbVie Territory and in the activities in support thereof, including providing all documents or other materials in the possession and Control of I-Mab or any of its Affiliates as may be necessary or useful for AbbVie or any of its Affiliates or its or their Sublicensees to obtain such Regulatory Approvals for the Licensed Compounds and Licensed Products.

8.3.2    Regulatory Meetings. Through the JGC, AbbVie shall consult with I-Mab prior to scheduling any meeting, conference, or discussion (including any advisory committee meeting) with a Regulatory Authority in the I-Mab Territory relating to any Development activities for any Licensed Compound or Licensed Product under the AbbVie Territory Development Plan and shall reasonably consider comments provided by I-Mab in good faith with respect thereto. AbbVie shall provide I-Mab with prior written notice of any scheduled meeting, conference, or discussion (including any advisory committee meeting) with a Regulatory Authority in the I-Mab Territory relating to any Development activities for any Licensed Compound or Licensed Product under the AbbVie Territory Development Plan or any Manufacturing activities for any Licensed Compound or Licensed Product, in either case ((a) or (b)), within [Redacted] after AbbVie or its Affiliate first receives notice of the scheduling of such meeting, conference, or discussion (or within such shorter period as may be necessary in order to give I-Mab a reasonable opportunity to attend such meeting, conference, or discussion). To the extent not prohibited by the applicable Regulatory Authority, I-Mab shall have the right to have [Redacted] its employees attend and observe (but not participate) in all such meetings, conferences, and discussions with such Regulatory Authority in the I-Mab Territory. Unless otherwise agreed by the Joint Regulatory Working Group or requested by AbbVie, I-Mab shall not have the right to attend or participate in meetings, conferences or discussions with Regulatory Authorities in the AbbVie Territory.

8.4    AbbVie Territory Regulatory Transfer. Promptly (and no later than [Redacted] following AbbVie’s request, I-Mab shall at I-Mab’s cost and expense, transfer and assign to AbbVie or its designee all Regulatory Documentation (including all INDs) with respect to any Licensed Compound or Licensed Product (other than each Existing Multi-Specific Compound and the corresponding Existing Multi-Specific Products, in each case, unless and until the Parties agree on (and subject to) the Existing Multi-Specific Product ROFN Terms for such Existing Multi-Specific Compound) in the AbbVie Territory (the “AbbVie Territory Regulatory Transfer”). I-Mab shall, at I-Mab’s cost and expense, provide, and shall cause its Affiliates and any applicable Third Party to provide (subject to the terms of any agreement between I-Mab and such Third Party), any assistance as may be reasonably requested by AbbVie to complete the AbbVie Territory Regulatory Transfer.

8.5    I-Mab Territory Regulatory Transfer. Promptly (and no later than [Redacted] following I-Mab’s reasonable request, AbbVie shall, at AbbVie’s cost and expense, provide to I-Mab a copy of any Regulatory Documentation with respect to any Licensed Compound or Licensed Product that is necessary to obtain Regulatory Approval of a Licensed Product in the I-Mab Territory. AbbVie shall, at AbbVie’s cost and expense, provide, and shall cause its Affiliates and any applicable Third Party to provide (subject to the terms of any agreement between AbbVie and such Third Party), any assistance as may be reasonably requested by I-Mab to complete the transfer pursuant to this Section 8.5.

8.6    Pharmacovigilance Agreement; Global Safety Database. Within [Redacted] after the Effective Date, the Parties shall enter into a separate written pharmacovigilance agreement providing details related to managing and reporting adverse events and product complaints in respect of the Licensed Products in the AbbVie Territory and the I-Mab Territory (including those that occur during clinical studies) and other safety and reporting practices and procedures as well as required post-marketing studies, risk evaluation and mitigation, plans and re-evaluation obligations, in each case, in compliance with all Applicable Laws. Notwithstanding the foregoing, if any adverse event safety data is received or otherwise generated by a Party prior to the execution of such pharmacovigilance agreement, such Party shall, within [Redacted] of receiving or otherwise generating such data, provide such data to the other Party by email to: (a) if to AbbVie, at PPDMedicalServicesSafety@abbvie.com; or (b) if to I-Mab, at drugsafety@i-mabbiopharma.com. AbbVie shall have the right to establish, hold and maintain the global safety database for the Licensed Products. Each Party shall provide the other Party with information in the possession and Control of such Party as necessary for such other Party to comply with its pharmacovigilance responsibilities in respect of the Licensed Products, including, as applicable, any adverse drug experiences (including those events or experiences that are required to be reported to FDA under 21 C.F.R. sections 312.32, 314.80 or 600.80, or to foreign Regulatory Authorities under corresponding Applicable Law outside the United States) and product complaints from pre-clinical or clinical laboratory, animal toxicology and pharmacology studies, clinical studies, and commercial experiences with the Licensed Products, in each case, in the form reasonably requested by such other Party.

8.7    Recalls. Each Party shall make every reasonable effort to notify the other Party promptly (but in no event later than [Redacted] following its determination that any event, incident, or circumstance has occurred that may result in the need for a recall, market suspension or market withdrawal of a Licensed Product in the AbbVie Territory or the I-Mab Territory and shall include in such notice the reasoning behind such determination and any supporting facts. As between the Parties, (a) AbbVie shall have the right to make the final determination whether to voluntarily implement any such recall, market suspension or market withdrawal in the AbbVie Territory, and (b) I-Mab shall have the right to make the final determination whether to voluntarily implement any such recall, market suspension or market withdrawal in the I-Mab Territory (except that I-Mab shall implement any recall, market suspension or market withdrawal that AbbVie requests based on a Manufacturing issue with respect to any Licensed Product supplied by AbbVie); provided that prior to any implementation of such a recall, market suspension or market withdrawal, the recalling Party shall consult with the other Party and shall consider the other Party’s comments in good faith. If a recall, market suspension or market withdrawal is mandated by a Regulatory Authority in the AbbVie Territory, with respect to AbbVie, or the I-Mab Territory, with respect to I-Mab, such Party shall initiate such a recall, market suspension or market withdrawal in compliance with Applicable Law. For all recalls, market suspensions or market withdrawals undertaken pursuant to this Section 8.7, the Party responsible for the recall, market suspension or market withdrawal shall be solely responsible for the execution thereof, and the other Party shall reasonably cooperate in all such recall efforts. Subject to Article 14, unless otherwise provided in the AbbVie Supply Agreement or I-Mab Supply Agreement, as applicable, each recalling Party shall be responsible for all of its costs incurred in connection with the conduct of such recall, market suspension or market withdrawal.

8.8    Certain Sensitive Information.

8.8.1    I-Mab acknowledges and agrees that AbbVie’s Proprietary Manufacturing Information is highly sensitive and contains protected trade secrets and other Confidential Information and, as a result, it is necessary that AbbVie retain control of such Proprietary Manufacturing Information, including with respect to I-Mab’s submissions to Regulatory Authorities. Accordingly, the Parties agree that, with respect to any regulatory submission that requires the inclusion of Proprietary Manufacturing Information, AbbVie shall provide such Proprietary Manufacturing Information as is reasonably required for such submission, but shall have the right to provide such Proprietary Manufacturing Information directly to the applicable Regulatory Authority; provided that if the Regulatory Authority will not accept such Proprietary Manufacturing Information from AbbVie, then AbbVie shall provide such Proprietary Manufacturing Information to the Regulatory Authority as I-Mab’s agent; provided, further, that if the Regulatory Authority will not accept such Proprietary Manufacturing Information from AbbVie as I-Mab’s agent, then, subject to Section 8.8.2 and Section 8.8.3, AbbVie shall provide such Proprietary Manufacturing Information directly to I-Mab at the time and place that such Proprietary Manufacturing Information is required to be delivered to the Regulatory Authority in connection with a regulatory submission. For clarity, if AbbVie considers that any Proprietary Manufacturing Information is not reasonably required for a submission to a Regulatory Authority, AbbVie shall have the right to discuss such matter directly with the Regulatory Authority, and I-Mab shall provide such cooperation as is reasonably requested by AbbVie in connection therewith.

8.8.2    If I-Mab or any of its Affiliates or its or their Representatives obtain access to Proprietary Manufacturing Information (other than directly from AbbVie), I-Mab shall promptly (and in any event within [Redacted]) notify AbbVie thereof. With respect to any such Proprietary Manufacturing Information that I-Mab is not required to retain in accordance with a requirement of a Regulatory Authority or Applicable Law, I-Mab shall, and shall cause its Affiliates and its and their Representatives to, destroy and delete all documents (including any computer records and electronic files) containing such Proprietary Manufacturing Information (including any archival copies created by electronic archiving or backup procedures) and shall immediately cease, and cause its Affiliates and its and their Representatives to cease, all further use of any such Proprietary Manufacturing Information. If I-Mab or any of its Affiliates or its or their Representatives obtains (including from AbbVie) and is required to retain any such Proprietary Manufacturing Information, I-Mab shall, and shall cause its Affiliates and its and their Representatives to, store such Proprietary Manufacturing Information only on servers in the United States or other servers designated by AbbVie, and, in addition, AbbVie may require, and, if requested by AbbVie, I-Mab shall, and shall cause its Affiliates and its and their Representatives to, implement, the following to protect the confidentiality of, and AbbVie’s interests in and to, such Proprietary Manufacturing Information: (a) restricting access to such Proprietary Manufacturing Information to specified members of I-Mab’s regulatory affairs and quality control department who need to know such Proprietary Manufacturing Information in order to prepare, submit, obtain or maintain a CTA, Drug Approval Application, or other Regulatory Approval for the Licensed Product for an Indication in the I-Mab Territory (and who do not have, have not had and are not reasonably anticipated to have any responsibilities for or a role in the manufacturing of any biologics products for I-Mab or any of its Affiliates) (“Designated Persons”), providing the names of the Designated Persons to AbbVie under confidence and ensuring that each Designated Person is advised of I-Mab’s obligations hereunder and is bound by written confidentiality obligations with respect to such Proprietary Manufacturing Information no less onerous than those set forth in this Agreement, (b) adopting and implementing reasonable firewall procedures to prevent the disclosure of and use of Proprietary Manufacturing Information beyond the Designated Persons, including by establishing reasonable physical and electronic safeguards, segregating all Proprietary Manufacturing Information from I-Mab’s own information or materials or that of others (including Affiliates) in order to prevent commingling, and securing all tangible embodiments of such Proprietary Manufacturing Information in a safe, locked file, or other suitable locked container, or on a secure, password-protected computer or in a locked room with restricted access when such items are not in use, and (c) implementing such other protective measures as AbbVie may reasonably request from time to time in order to protect the confidentiality of such Proprietary Manufacturing Information. I-Mab shall cause each member of the Designated Persons (i) not to download, copy, print or otherwise duplicate or reproduce any Proprietary Manufacturing Information provided under this Agreement except as agreed by the Parties pursuant to Section 8.8.3 (provided that any such copies or duplications of such Proprietary Manufacturing Information shall be marked “confidential,” “proprietary,” or the like), (ii) to maintain any Regulatory Documentation that contains Proprietary Manufacturing Information separate from his or her other documents, (iii) to limit access to any such Regulatory Documentation solely to other Designated Persons, and (iv) to ensure compliance with the firewall procedures implemented pursuant to clause (b) above. At AbbVie’s request, I-Mab shall promptly provide a copy of the written confidentiality agreement between I-Mab and any Designated Person to which Proprietary Manufacturing Information is disclosed or otherwise made available in accordance with this Section 8.8.2. Except to the applicable Regulatory Authorities as expressly agreed by the Parties with respect to any filings in the I-Mab Territory pursuant to Section 8.2, the Designated Persons shall not provide or disclose any Proprietary Manufacturing Information to any Person (including any employee or other representative of I-Mab) who is not a current member of the Designated Persons.

8.8.3    If AbbVie provides Proprietary Manufacturing Information directly to I-Mab in accordance with Section 8.8.1, the cover letter for any CTA or Registration Filing submitted by or on behalf of I-Mab pursuant to Section 8.2 shall instruct the applicable Regulatory Authority to direct questions with respect to the Proprietary Manufacturing Information directly to AbbVie (or if the Regulatory Authority will not accept the direction of such questions to AbbVie, then the cover letter shall instruct the applicable Regulatory Authority to direct such questions directly to the Designated Persons). If, in connection with obtaining or maintaining any CTA or Regulatory Approval under this Agreement or otherwise, I-Mab receives any question from a Regulatory Authority with respect to the Proprietary Manufacturing Information, I-Mab shall promptly forward such question to AbbVie (including a copy of the original question and an English translation thereof), and AbbVie shall, where this is permissible, provide the answer to any such question directly to the Regulatory Authority or, if not permissible, the Designated Persons who will translate and relay such response to the applicable Regulatory Authority. If, in connection with obtaining or maintaining any CTA or Regulatory Approval under this Agreement, AbbVie receives any question from a Regulatory Authority with respect to I-Mab’s performance of activities under this Agreement, AbbVie shall promptly notify I-Mab thereof and I-Mab shall provide such information and materials with respect thereto as AbbVie may reasonably request and cooperate with AbbVie in good faith with respect to any responses thereto. To the extent that the Designated Persons have any questions with respect to the Proprietary Manufacturing Information, such questions shall be discussed only with designated personnel of AbbVie (and not with any personnel of I-Mab other than the Designated Persons). AbbVie agrees to provide reasonable assistance to the Designated Persons in responding to any questions.

8.8.4    Notwithstanding anything in this Agreement to the contrary, except as expressly required by this Section 8.8, in no event shall AbbVie be obligated to disclose or provide any Proprietary Manufacturing Information to I-Mab or any of its Affiliates.

ARTICLE 9

GOVERNANCE

9.1    Joint Governance Committee. Within [Redacted] after the Effective Date, the Parties shall establish a joint governance committee (the “Joint Governance Committee” or “JGC”), which shall consist of three (3) representatives from each of the Parties, each with the requisite experience and seniority to enable such representative to make decisions on behalf of the Party it represents with respect to the issues falling within the jurisdiction of the JGC. From time to time, each Party may substitute one or more of its representatives to the JGC on written notice to the other Party. Each Party shall select one of its representatives as a co-chairperson for the JGC and each Party may change its co-chairperson from time to time, on written notice to the other Party. The JGC shall:

(a)    oversee and coordinate the Development of the Licensed Compounds and Licensed Products in the AbbVie Territory and the I-Mab Territory, including to review and approve any amendments or updates to the Initial Development Plan, the AbbVie Territory Development Plan or the I-Mab Territory Development Plan and to review and discuss the progress of, and any results and data with respect to, and any Development reports provided by either Party with respect to, the Development of Licensed Compounds and Licensed Products in the AbbVie Territory and the I-Mab Territory;

(b)    direct and supervise the Initial Development Activities under the Initial Development Plan and review I-Mab’s progress against the Initial Development Plan;

(c)    discuss the updates with respect to the Existing Multi-Specific Compounds given to the JGC pursuant to Section 4.1.3 and this Section 9.1; provided that if the Parties agree on Existing Multi-Specific Product ROFN Terms, then updates given to the JGC with respect to such Existing Multi-Specific Compound shall be subject to the requirements governing the reporting of Licensed Compounds and Licensed Products to the JGC under this Agreement;

(d)    discuss the anticipated content of each Data Package and determine whether any additional Information should be included in such Data Package;

(e)    review and approve any clinical trial proposed by a Party at any clinical site in the I-Mab Territory where the applicable agreement with such clinical site does not grant such Party sole ownership of all data and inventions generated as a result of the applicable clinical trial to the extent permitted under Applicable Law or with respect to any data and inventions generated as a result of the applicable clinical trial that are not owned by such Party, an exclusive, sublicensable (through multiple tiers) license to all data and inventions generated as a result of the applicable clinical trial to the extent permitted under Applicable Law;

(f)    discuss the Commercialization reports provided by AbbVie pursuant to Section 5.3.1;

(g)    oversee and coordinate the Commercialization of the Licensed Products in the I-Mab Territory, including to review and approve the initial I-Mab Territory Commercialization Plan and any amendments or updates thereto and to review and discuss the progress of, and any results and data with respect to, the Commercialization of Licensed Products in the I-Mab Territory;

(h)    discuss Commercialization strategies for the Licensed Products in the AbbVie Territory and the I-Mab Territory and oversee information- and data-sharing between the Parties, where applicable, including establishment of access methods such as secured databases for each Party to access Confidential Information under this Agreement;

(i)    establish Working Groups of the JGC as it may deem appropriate, and discuss and review responsibilities of any such Working Group;

(j)    coordinate with the Joint Project Team, Joint CMC Working Group and Joint Regulatory Working Group;

(k)    resolve any disputes referred to it by the Parties or Working Groups that are under its jurisdiction; and

(l)    perform such other functions as are set forth herein, if and as applicable, or as the Parties may mutually agree in writing.

9.2    General Provisions Applicable to the JGC.

9.2.1    Meetings and Minutes. The JGC shall meet quarterly or as otherwise agreed to by the Parties, with the location of such meetings alternating between locations in the United States (unless the Parties otherwise agree) designated by I-Mab and locations designated by AbbVie, with AbbVie designating the place of the first meeting; provided that the JGC may meet by means of teleconference, videoconference or other similar communications equipment as mutually agreed upon by the representatives of each Party. The chairperson of the JGC shall be responsible for calling meetings on no less than ten (10) days’ notice unless exigent circumstances require shorter notice. Each Party shall make all proposals for agenda items at least ten (10) days in advance of the applicable meeting and shall provide all appropriate information with respect to such proposed items at least five (5) days in advance of the applicable meeting; provided that under exigent circumstances requiring input by the JGC, a Party may provide its agenda items to the other Party within a shorter period of time in advance of the meeting or may propose that there not be a specific agenda for a particular meeting, so long as the other Party consents to such later addition of such agenda items or the absence of a specific agenda for such meeting (which consent shall not be unreasonably withheld, conditioned or delayed). The chairperson of the JGC or AbbVie’s Alliance Manager shall prepare and circulate for review and approval of the Parties minutes of each meeting within ten (10) Business Days after the meeting. The Parties shall agree on the minutes of each meeting promptly, but in no event later than the next meeting of the JGC, and such approved minutes shall be signed by each Alliance Manager.

9.2.2    Procedural Rules. The JGC shall have the right to adopt such standing rules as shall be necessary for its work, to the extent that such rules are not inconsistent with this Agreement. A quorum of the JGC shall exist whenever there is present at a meeting at least one (1) representative appointed by each Party. Representatives of the Parties on the JGC may attend a meeting either in person or by telephone, video conference or similar means in which each participant can hear what is said by and be heard by, the other participants. Representation by proxy shall be allowed. Alliance Managers or other employees or consultants of a Party who are not representatives of the Parties on the JGC may attend meetings of the JGC; provided that such attendees (a) shall not vote or otherwise participate in the decision-making process of the JGC and (b) are bound by obligations of confidentiality and non-disclosure at least as protective of the other Party as those set forth in Article 12. All meetings and communications of and materials submitted to the JGC and any of its subcommittees and Working Groups (including the Joint Regulatory Working Group and the Joint CMC Working Group) and the Joint Project Team shall be in English.

9.2.3    Decision-Making. Subject to the following provisions of this Section 9.2.3, the JGC shall take action by consensus of the representatives present at a meeting at which a quorum exists, with each Party having a single vote irrespective of the number of representatives of such Party in attendance, or by a written resolution signed by at least one (1) representative appointed by each Party. Except for matters outside the jurisdiction and authority of the JGC, as applicable (including as set forth in Section 9.2.4), if the JGC cannot, or does not, reach consensus on an issue within [Redacted] after such issue is first presented to the JGC for consideration, then either Party shall have the right to refer such issue to the Senior Officers for attempted resolution during a period of [Redacted]. If such issue has not been resolved by the Senior Officers during such [Redacted]-period, then:

(a)    [Redacted];

(b)    [Redacted];

(c)    [Redacted];

(d)    [Redacted];

(e)    [Redacted]; and

(f)    [Redacted].

9.2.4    Limitations on Authority. Without limitation to the foregoing, the Parties hereby agree that matters explicitly reserved to the consent, approval or other decision-making authority of one or both Parties, as expressly provided in this Agreement, are outside the jurisdiction and authority of the JGC, including amendment, modification or waiver of compliance with this Agreement (which may only be amended or modified as provided in Section 16.9 or compliance with which may only be waived as provided in Section 16.12).

9.2.5    Discontinuation; Disbandment. [Redacted].

9.3    Working Groups. In addition to the Joint CMC Working Group set forth in Section 9.3.1 and the Joint Regulatory Working Group set forth in Section 9.3.2, from time to time the JGC may establish and delegate duties within the scope of authority to such subcommittees or working teams (each, a “Working Group”) on an “as-needed” basis to oversee particular projects or activities. Each such Working Group shall be constituted and shall operate as the JGC determines; provided that each Working Group shall have equal representation from each Party; and provided, further, that any dispute between the representatives of each Party on a Working Group shall be referred to the JGC for resolution in accordance with Section 9.2.3 and the other terms and conditions of this Agreement. Working Groups may be established on an ad hoc basis for purposes of a specific project, for the term of the JGC or on such other basis as the JGC may determine. Each Working Group and its activities shall be subject to the oversight, review and approval of, and shall report to the JGC. In no event shall the authority of the Working Group exceed that specified for the JGC in this Article 9 and the Working Group may only make those decisions that it is specifically empowered to make by the JGC.

9.3.1    Joint CMC Working Group. The Parties shall establish a joint Manufacturing working group (the “Joint CMC Working Group”) within [Redacted] following the Effective Date. The Joint CMC Working Group will be responsible for providing the JGC and the Parties with guidance with respect to matters relating to the Manufacturing of Licensed Compounds and Licensed Products, including the generation and maintenance of CMC Data and subject to Section 8.8, coordinating the sharing and exchange of such CMC Data between I-Mab and AbbVie. Without limiting the foregoing, the Joint CMC Working Group shall be responsible for (a) reviewing and approving the timeline for AbbVie’s Manufacturing Development for the Existing Product (the “Manufacturing Timeline”) based on the I-Mab Territory Development Plan and the AbbVie Territory Development Plan and (b) overseeing and coordinating the global Manufacture of the Licensed Products to be supplied by or on behalf of one Party to the other Party in accordance with Section 7.1. The Joint CMC Working Group will report to the JGC, and the JGC shall have the right to disband the Joint CMC Working Group at any time.

9.3.2    Joint Regulatory Working Group. Parties shall establish a joint regulatory working group (the “Joint Regulatory Working Group”) within [Redacted] following the Effective Date. The Joint Regulatory Working Group will be responsible for providing the JGC and the Parties with guidance with respect to matters relating to the submission of an IND or Drug Approval Application and coordinating the sharing and exchange of Regulatory Documentation between I-Mab and AbbVie and communications with Regulatory Authorities, in each case, in accordance with Article 8. The Joint Regulatory Group shall report to the JGC, and the JGC shall have the right to disband the Joint Regulatory Working Group at any time.

9.4    Joint Project Team. Within [Redacted] after the Effective Date, the Parties will establish a Joint Project Team for the Initial Licensed Compound (the “Joint Project Team” or “JPT”), which shall consist of an equal number representatives from each of the Parties, such number to be determined by the JGC. From time to time, each Party may substitute one or more of its representatives to the JPT on written notice to the other Party. Each Party’s JPT representatives shall include (a) key member(s) of each formed Working Group, if any, (b) any representatives of any other functions relevant for the advancement of the Initial Licensed Compound, and (c) a program team leader and project manager from each Party. Other functional team members may participate in meetings of the JPT when deemed appropriate by the JPT representatives; provided that such team members are bound by obligations of confidentiality and non-disclosure at least as protective of the other Party as those set forth in Article 12. The JPT shall: (i) oversee any Working Groups, including ensuring alignment and synergy among the Working Groups, streamlining interactions among the Working Groups and the JGC and ensuring the respective Working Groups meet in accordance with Section 9.3, (ii) coordinate the flow of information between Working Groups in order to ensure preparedness for decision-making at the JGC and (iii) conduct detailed discussions and identify matters for further discussions in the relevant Working Groups or matters for review or approval at the JGC. The JPT shall not have any decision-making authority. The JPT shall have the right to adopt such procedural rules (including with respect to meetings, agendas and minutes) as shall be necessary for its work, to the extent that such rules are not inconsistent with this Agreement.

9.5    Alliance Managers. Each Party shall appoint a person(s) who shall oversee contact between the Parties for all matters between meetings of the JGC, shall be the primary contacts between the Parties after disbandment of the JGC, and shall have such other responsibilities as the Parties may agree in writing after the Effective Date, which person(s) may be replaced at any time by notice in writing to the other Party (each such person, an “Alliance Manager”). The Alliance Managers shall work together to manage and facilitate the communication between the Parties under this Agreement, including the resolution (in accordance with the terms of this Agreement) of issues between the Parties that arise in connection with this Agreement. The Alliance Managers will attend Working Group and JPT meetings when possible. The Alliance Managers shall not have final decision-making authority with respect to any matter under this Agreement.

ARTICLE 10

PAYMENTS AND RECORDS

10.1    Upfront Payment. In partial consideration of the rights granted by I-Mab to AbbVie hereunder, and subject to the terms and conditions of this Agreement, no later than [Redacted] following the Effective Date, AbbVie shall pay I-Mab a one-time non-refundable and non-creditable upfront payment in the amount of One Hundred Eighty Million Dollars ($180,000,000).

10.2    Reimbursements. With respect to any costs incurred by a Party under this Agreement that are subject to reimbursement by the other Party, the incurring Party shall provide the reimbursing Party with an invoice, and, subject to Section 10.12.2, the reimbursing Party shall pay to the incurring Party within [Redacted] after receipt of each such invoice the undisputed portion of the amount invoiced; provided that if the reimbursing Party disputes any portion of such invoice, it shall pay the undisputed portion and shall provide the incurring Party with written notice of the disputed portion and its reasons therefor, and the reimbursing Party shall not be obligated to pay such disputed portion unless and until such dispute is resolved in favor of the incurring Party. Any such disputes shall be resolved pursuant to Section 10.12.2.

10.3    Milestones. In partial consideration of the rights and licenses granted by I-Mab to AbbVie hereunder, and on the terms and subject to the conditions of this Agreement, AbbVie shall make the following non-refundable and non-creditable payments to I-Mab (collectively, the “Milestone Payments”) after the achievement of the applicable events set forth below during the Term (collectively, the “Milestone Events”).

10.3.1    Development, Regulatory and First Commercial Sale Milestones. Subject to the terms and conditions of this Agreement, with respect to each of the following Milestone Events, AbbVie shall pay to I-Mab a one (1)-time non-refundable and non-creditable Milestone Payment within [Redacted] after such Milestone Event is first achieved by or on behalf of AbbVie or its Affiliates or Sublicensees during the Term as follows:

	Milestone Event	Milestone Payment
1.	[Redacted]	[Redacted]
2.	[Redacted]	[Redacted]
3.	[Redacted]	[Redacted]
4.	[Redacted]	[Redacted]
5.	[Redacted]	[Redacted]
6.	[Redacted]	[Redacted]
7.	[Redacted]	[Redacted]
8.	[Redacted]	[Redacted]
9.	[Redacted]	[Redacted]
10.	[Redacted]	[Redacted]
11.	[Redacted]	[Redacted]

For clarity, each of the Milestone Payments set forth in this Section 10.3.1 shall be payable only once upon the first achievement of the corresponding Milestone Event, and any subsequent or repeated achievement of the same Milestone Event, whether by the same Licensed Product or by a Licensed Product different from the first Licensed Product used in the same Milestone Event, shall not result in any additional payment obligation for AbbVie under this Section 10.3.1.

[Redacted]

10.3.2    Annual Net Sales Milestones. Subject to the terms and conditions of this Agreement, with respect to each of the following Milestone Events based on the aggregate Net Sales of all Licensed Products by AbbVie or any of its Affiliates or Sublicensees in the AbbVie Territory, AbbVie shall pay to I-Mab a one (1)-time non-refundable Milestone Payment, within [Redacted] after the Calendar Quarter in which such Milestone Events is first achieved after the Effective Date and during the Term as follows:

Milestone Event	Milestone Payment
Aggregate Net Sales of all Licensed Products in the AbbVie Territory in a single Calendar Year exceeds [Redacted]	[Redacted]
Aggregate Net Sales of all Licensed Products in the AbbVie Territory in a single Calendar Year exceeds [Redacted]	[Redacted]
Aggregate Net Sales of all Licensed Products in the AbbVie Territory in a single Calendar Year exceeds [Redacted]	[Redacted]
Aggregate Net Sales of all Licensed Products in the AbbVie Territory in a single Calendar Year exceeds [Redacted]	[Redacted]
Aggregate Net Sales of all Licensed Products in the AbbVie Territory in a single Calendar Year exceeds [Redacted]	[Redacted]
Aggregate Net Sales of all Licensed Products in the AbbVie Territory in a single Calendar Year exceeds [Redacted]	[Redacted]
Aggregate Net Sales of all Licensed Products in the AbbVie Territory in a single Calendar Year exceeds [Redacted]	[Redacted]

Each Milestone Payment in this Section 10.3.2 shall be payable only upon the first achievement of the applicable Milestone Event and no amounts shall be due for subsequent or repeated achievements of such Milestone Event. For clarity, if more than one Milestone Event in this Section 10.3.2 is achieved in the same Calendar Year, all Milestone Payments corresponding to such Milestone Events achieved in such Calendar Year shall be paid by AbbVie in aggregate.

10.4    Royalties on Sales by AbbVie.

10.4.1    Royalty Rates. Subject to the terms and conditions of this Agreement, AbbVie shall pay to I-Mab, with respect to each Licensed Product, a tiered royalty on Net Sales of such Licensed Product by AbbVie or any of its Affiliates or Sublicensees in the AbbVie Territory in each Calendar Year during the Royalty Term with respect to such Licensed Product and each country or jurisdiction in the AbbVie Territory, at the following rates:

Aggregate Net Sales in a Calendar Year for such Licensed Product	Royalty Rate
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year equal to or greater than [Redacted] but less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year equal to or greater than [Redacted] but less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year equal to or greater than [Redacted] but less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the AbbVie Territory in a Calendar Year equal to or greater than [Redacted]	[Redacted]

With respect to each Licensed Product in each country (or jurisdiction) in the AbbVie Territory, from and after the expiration of the Royalty Term for such Licensed Product in such country or jurisdiction, Net Sales of such Licensed Product in such country or jurisdiction shall be excluded for purposes of calculating the Net Sales thresholds and ceilings set forth in this Section 10.4.1. For purposes of this Section 10.4.1, with respect to a particular country, Net Sales shall include sales without the receipt of Regulatory Approval for a Licensed Product in such country, such as so-called “treatment IND sales” or “named patient sales” if such sales are the primary means of Commercialization of such Licensed Product in such country and Regulatory Approval for such Licensed Product in such country will not be sought.

10.4.2    Royalty Term. AbbVie’s obligation to pay I-Mab royalties with respect to a Licensed Product in the AbbVie Territory, on a Licensed Product-by-Licensed Product and country (or jurisdiction)-by-country (or jurisdiction) basis, shall commence on the date of the first Net Sales of such Licensed Product in such country or jurisdiction and shall end upon the latest to occur of: (a) the expiration, invalidation or abandonment of the last I-Mab Patent or Joint Patent in such country that claims as a composition of matter the Licensed Compound contained in such Licensed Product; (b) the tenth (10th) anniversary of the First Commercial Sale of such Licensed Product in such country or jurisdiction; and (c) the expiration of the Regulatory Exclusivity Period in such country or jurisdiction for such Licensed Product (the “Royalty Term”).

10.4.3    Reductions. Notwithstanding Section 10.4.1, but subject to Section 10.4.2 and Section 10.4.4, with respect to each Licensed Product:

(a)    with respect to such Licensed Product in a country or jurisdiction from and after the earliest of (i) the date on which both (A) the Licensed Compound contained in such Licensed Product is not claimed as a composition of matter by an I-Mab Patent or Joint Patent in a country or jurisdiction in the AbbVie Territory during the Royalty Term for such Licensed Product in such country or jurisdiction and (B) the Regulatory Exclusivity Period in such country or jurisdiction for such Licensed Product has expired, (ii) the first Calendar Quarter in which unit sales of all Biosimilar Products for such Licensed Product in such country or jurisdiction during such Calendar Quarter [Redacted] and (iii) [Redacted], the royalty rates for such Licensed Product set forth in Section 10.4.1 with respect to such country or jurisdiction shall be reduced by [Redacted]; and

(b)    if AbbVie (i) defends a Third Party Infringement Claim pursuant to Section 11.5 (other than a Third Party Infringement Claim alleging only that an Other Ingredient or Other Agent in the applicable Licensed Product (and not the Combination Product or Combination Therapy) infringes a Third Party intellectual property right) (including if AbbVie is subject to an adverse judgement in connection therewith that results in monetary damages or royalties owed with respect to a Licensed Product in one more countries or jurisdictions in the AbbVie Territory) or (ii) enters into an agreement with a Third Party in order to obtain a license or other right to a Third Party Right with respect to a Licensed Product (other than a Third Party Right with respect to an Other Ingredient or Other Agent in the applicable Licensed Product (and not the Combination Product or Combination Therapy)) in one or more countries or jurisdictions in the AbbVie Territory pursuant to Section 11.7, AbbVie shall be entitled to deduct from any Milestone Payments payable under Section 10.3 and any royalties payable under Section 10.4.1 [Redacted].

(c)    [Redacted].

10.4.4    Mechanics of Reductions; Reduction Floor.

(a)    Any reductions set forth in Section 10.4.3 shall be applied to the royalty rate payable to I-Mab under Section 10.4.1 in the order in which the event triggering such reduction occurs. For purposes of this Section 10.4, the portion of Net Sales of the applicable Licensed Product in each country or jurisdiction subject to each of the royalty rates under Section 10.4.1 will be proportional to Net Sales of such Licensed Product in all countries in the AbbVie Territory subject to the applicable royalty rates under Section 10.4.1. Schedule 10.4 contains an example calculation of royalties payable on Net Sales of a Licensed Product with the reductions contemplated by Section 10.4.3(a). The example set forth on Schedule 10.4 is for illustrative purposes only.

(b)    With respect to a Licensed Product and a country or jurisdiction in the AbbVie Territory, in no event shall the reductions made pursuant to Section 10.4.3 reduce by more than [Redacted]. Credits for reductions pursuant to Section 10.4.3 not exhausted in any Calendar Quarter may be carried into future Calendar Quarters, subject to the preceding sentence. [Redacted].

10.5    Estimated Sales Levels. I-Mab acknowledges and agrees that the sales levels set forth in Section 10.3.2 and Section 10.4.1 shall not be construed as representing an estimate or projection of anticipated sales of the Licensed Products, or implying any level of diligence or Commercially Reasonable Efforts in the AbbVie Territory, and that the sales levels set forth in those Sections are merely intended to define AbbVie’s royalty and other payment obligations, as applicable, in the event such sales levels are achieved.

10.6    Royalty Payments and Reports. AbbVie shall calculate all amounts payable to I-Mab pursuant to Section 10.4 at the end of each Calendar Quarter, which amounts shall be converted to Dollars, in accordance with Section 10.8. AbbVie shall pay to I-Mab the royalty amounts due with respect to a given Calendar Quarter [Redacted] after the end of such Calendar Quarter. Each payment of royalties due to I-Mab shall be accompanied by a statement of the amount of Net Sales of each Licensed Product in each country or jurisdiction in the AbbVie Territory during the applicable Calendar Quarter and a calculation of the amount of royalty payment due on such Net Sales for such Calendar Quarter.

10.7    Royalties on Sales by I-Mab.

10.7.1    Subject to the terms and conditions of this Agreement, I-Mab shall pay to AbbVie, with respect to each Licensed Product, a tiered royalty on Net Sales by I-Mab or any of its Affiliates or Sublicensees of such Licensed Product in the I-Mab Original Territory in each Calendar Year, at the following rates:

Aggregate Net Sales in a Calendar Year for such Licensed Product	Royalty Rate
For that portion of aggregate Net Sales of such Licensed Product in the I-Mab Original Territory in a Calendar Year less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the I-Mab Original Territory in a Calendar Year equal to or greater than [Redacted], but less than [Redacted]	[Redacted]
For that portion of aggregate Net Sales of such Licensed Product in the I-Mab Original Territory in a Calendar Year equal or greater than [Redacted]	[Redacted]

10.7.2    I-Mab Royalty Term. I-Mab’s obligation to pay AbbVie royalties with respect to a Licensed Product in the I-Mab Territory, on a Licensed Product-by-Licensed Product and country (or jurisdiction)-by-country (or jurisdiction) basis, shall commence on the date of the first Net Sales of such Licensed Product in such country or jurisdiction and shall end upon the latest to occur of: (a) the expiration, invalidation or abandonment of the last I-Mab Patent or Joint Patent in such country that claims as a composition of matter the Licensed Compound contained in such Licensed Product; (b) the tenth (10th) anniversary of the First Commercial Sale of such Licensed Product in such country or jurisdiction; and (c) the expiration of the Regulatory Exclusivity Period in such country or jurisdiction for such Licensed Product (the “I-Mab Royalty Term”).

10.7.3    I-Mab shall calculate all amounts payable to AbbVie pursuant to this Section 10.7 at the end of each Calendar Quarter, which amounts shall be converted to Dollars, in accordance with Section 10.8. I-Mab shall pay to AbbVie the royalty amounts due with respect to a given Calendar Quarter within ninety (90) days after the end of such Calendar Quarter. Each payment of royalties due to AbbVie shall be accompanied by a statement of the amount of Net Sales of each Licensed Product in the I-Mab Original Territory during the applicable Calendar Quarter and a calculation of the amount of royalty payment due on such Net Sales for such Calendar Quarter.

10.7.4    In addition to the royalties payable pursuant to Section 10.7.1, I-Mab shall be responsible for (a) making any payments (including royalties, milestones and other amounts) payable by AbbVie to Third Parties under any Third Party agreements with respect to any AbbVie Technology as a result of I-Mab’s exercise of its license under Section 2.2.1(b) by making such payments directly to AbbVie and, in each instance, I-Mab shall make the requisite payments to AbbVie and provide the necessary reporting information to AbbVie in sufficient time to enable AbbVie to comply with its obligations under such Third Party agreements, and (b) complying with any other obligations included in any such Third Party agreements that are applicable to the grant to I-Mab of such license or to the exercise of such license by I-Mab or any of its Affiliates or Sublicensees. AbbVie shall be responsible for paying or providing to any such Third Party any payments or reports made or provided by I-Mab under this Section 10.7.4.

10.8    Mode of Payment. All payments to either Party under this Agreement shall be made by deposit of Dollars in the requisite amount to such bank account as the receiving Party may from time to time designate by notice to the paying Party. For the purpose of calculating any sums due under, or otherwise reimbursable pursuant to, this Agreement (including the calculation of Net Sales expressed in currencies other than Dollars), the paying Party shall be solely responsible for converting, and shall convert any amount expressed in a foreign currency into Dollar equivalents using its, its Affiliate’s or Sublicensee’s standard conversion methodology consistent with the Accounting Standards; provided that, the rate of exchange to be used in computing the amount of currency equivalent in Dollars for calculating Net Sales by I-Mab or any of its Affiliates or Sublicensees of a Licensed Product in the I-Mab Territory in a Calendar Quarter shall be made at the exchange rate as published by the Wall Street Journal on the last Business Day of such Calendar Quarter, or such other sources the Parties may agree in writing. In each country or jurisdiction where the local currency is blocked and cannot be removed from the country or jurisdiction, royalties accrued in that country or jurisdiction will be paid by the paying Party in the equivalent amount of Dollars based on the exchange rate for such blocked currency.

10.9    Taxes.

10.9.1    Withholding Taxes. Except as otherwise provided herein, if any amount due to be paid to a Party (the “Recipient”) hereunder is subject to any withholding or deduction on account of taxes, the paying Party (the “Payor”) is authorized to withhold in accordance with Applicable Law and deduct such amount from the amount to be paid to the Recipient. The Parties shall use their commercially reasonable efforts and cooperate to reduce or eliminate any such withholding or deduction on account of taxes, including pursuant to any income tax convention or treaty, and for such purpose sign any documents or certification that the respective other Party reasonably requests and that the relevant Party is legally permitted to execute; provided that Article 12 shall at all times apply with respect to any information provided pursuant to this Section 10.9.1. The Payor shall remit any amount withheld or deducted pursuant to Section 10.9.1 to the appropriate government authority and promptly furnish to the Recipient the original or a certified copy of a receipt issued by such government authority evidencing the remittance of the amount withheld. Except as otherwise provided herein, any amounts withheld and deducted by the Payor in accordance with this Section 10.9.1 shall be treated as having been paid by the Payor to the Recipient for purposes of this Agreement. The Parties acknowledge and agree that if a Party (which, for clarity, includes any Affiliate or successor of an original Payor hereunder) is required to make a payment to a Recipient, which payment is subject to a deduction or withholding on account of tax, and if such obligation to deduct or withhold tax arises or is increased solely as a result any action taken by the Payor or its Affiliates or successor or assignee, including the assignment or transfer of all or a portion of this Agreement by the Payor, or there is a change, whether by corporate continuance, merger or other means, in the tax residency of the Payor, or payments arise or are deemed to arise through a branch of the Payor (each, a “Withholding Tax Action”), then notwithstanding anything to the contrary herein, the Payor shall pay to the Recipient an additional amount such that, after any applicable withholding and deduction on account of taxes, the Recipient receives an amount equal to the same amount that it would have received had no Withholding Tax Action occurred; provided that such additional amount shall be reduced by any tax benefit actually received by the Recipient within the same tax year in accordance with the tax laws of the Recipient’s taxing jurisdiction (such as a tax credit to the Recipient or any of its Affiliates against its income tax liability for taxes withheld by the Payor) as a result of such withholding or deduction resulting from a Withholding Tax Action. The Recipient shall indemnify the Payor for and against, and hold the Payor harmless from, any losses on account of the Payor’s liability for any withholding (including any interest and penalty thereon), including any such loss arising as a result of the respective Payor’s failure to withhold a sufficient amount as required under applicable Tax law, a failure of any withholding certificate of a Recipient being true, correct or complete, an incomplete or incorrect reporting by the Payor or the Recipient to the relevant taxing authority, or an assessment by the applicable taxing authority relating to such withholding.

10.9.2    Notwithstanding the provisions of Section 10.9.1, the Parties agree that no withholding or deduction for or in respect of taxes shall arise under this Agreement on a payment by the Payor to a Recipient if the provisions of Section 242A of the Taxes Consolidation Act, 1997 of Ireland apply (the “Irish Domestic Exemption”), as in effect on the Execution Date. For the purposes of the Irish Domestic Exemption, at the time of the Execution Date and at the time of the making and the receipt of each payment by AbbVie to I-Mab:

(a)    AbbVie hereby represents and warrants to I-Mab that any payments to be made by AbbVie under this Agreement will be made in the course of a trade or business carried on by AbbVie;

(b)    I-Mab hereby represents and warrants to AbbVie with respect to each payment made to I-Mab that (1) I-Mab US or I-Mab Shanghai, as applicable, is the beneficial owner of such payment as determined for purposes of the Irish Domestic Exemption; (2) neither I-Mab US nor I-Mab Shanghai is resident for tax purposes in Ireland; (3) each of I-Mab US and I-Mab Shanghai is, by virtue of the law of a Relevant Territory, resident for the purposes of tax in a Relevant Territory, (4) the Relevant Territory imposes a tax that generally applies to royalties receivable in that Relevant Territory by companies from sources outside that territory; and (5) I-Mab US or I-Mab Shanghai, as applicable, will not receive any royalties under this Agreement in connection with a trade or business carried on by it in Ireland;

(c)    I-Mab hereby represents and warrants that the fee split as determined pursuant Section 10.9.6 is correct for purposes of the Irish Domestic Exemption; and

(d)    the Parties hereby confirm to each other that all payments to be made under this Agreement are made for bona fide commercial reasons and do not form part of any arrangement or scheme of which the main purpose or one of the main purposes is avoidance of liability to income tax, corporation tax or capital gains tax in Ireland.

10.9.3    Indirect Taxes.

(a)    Each Party shall be responsible for (and shall indemnify the other Party for) any VAT, VAT Surcharges, transfer, documentary, sales, use, stamp, registration, consumption, or other similar tax imposed with respect to the payments received or the related transfer of rights or other property to such Party pursuant to the terms of this Agreement or otherwise with respect to this Agreement. The Parties shall cooperate, to the extent reasonably required, with the filing of any such tax returns.

(b)    Notwithstanding anything to the contrary in Section 10.9.1, I-Mab shall be solely responsible for any VAT and VAT Surcharges levied with respect to all payments received from AbbVie under this Agreement. I-Mab shall not charge any VAT or VAT Surcharges to AbbVie separately from the amounts that AbbVie is required to pay to the I-Mab Entities pursuant to this Agreement. For clarity, the amounts set forth in this Agreement for all payments from AbbVie to I-Mab are inclusive of VAT and VAT Surcharges, and I-Mab shall not charge any VAT or VAT Surcharges to AbbVie separately from the amounts that AbbVie is required to pay to I-Mab pursuant to this Agreement. If I-Mab seeks VAT exemption or zero-rating with respect to such payments, AbbVie shall cooperate with I-Mab and provide such relevant information and documents as I-Mab may reasonably request and will not request a refund as a result of such VAT exemption or zero-rate.

(c)    Notwithstanding anything to the contrary in Section 10.9.1, AbbVie shall be solely responsible for any VAT and VAT Surcharges levied with respect to all payments received from I-Mab under this Agreement. AbbVie shall not charge any VAT or VAT Surcharges to I-Mab separately from the amounts that I-Mab is required to pay to AbbVie pursuant to this Agreement. For clarity, the amounts set forth in this Agreement for all payments from I-Mab to AbbVie are inclusive of VAT and VAT Surcharges, and AbbVie shall not charge any VAT or VAT Surcharges to I-Mab separately from the amounts that the I-Mab Entity is required to pay to AbbVie pursuant to this Agreement. If AbbVie seeks VAT exemption or zero-rating with respect to such payments, I-Mab shall cooperate with AbbVie and provide such relevant information and documents as AbbVie may reasonably request and will not request a refund as a result of such VAT exemption or zero-rate. If AbbVie is required to pay VAT and VAT Surcharges in the I-Mab Territory, I-Mab, as a withholding agent on behalf of AbbVie, shall withhold such taxes from such payments and shall timely report and pay such taxes to the competent I-Mab Territory tax authority. I-Mab shall deliver to AbbVie official proof of payment issued by the competent I-Mab Territory tax authority for all taxes that I-Mab pays on behalf of AbbVie within sixty (60) days of each payment to AbbVie.

10.9.4    Cooperation. The Parties shall use their commercially reasonable efforts to obtain the benefit of any relevant income tax convention treaties and Applicable Law to minimize any taxes that may be levied on any payments hereunder. AbbVie shall use commercially reasonable efforts to provide any information and documentation in its possession that I-Mab US reasonably requests for the purpose of demonstrating the extent to which the Licensed Compounds and Licensed Products will be used by AbbVie outside the United States pursuant to Section 250 of the Internal Revenue Code of 1986, as amended, and the applicable Treasury Regulations thereunder; provided, however, that AbbVie shall not be responsible for, and shall not be required to indemnify I-Mab against or hold I-Mab harmless from, any loss or denial, in whole or in part, of the deduction under Section 250 of the Internal Revenue Code of 1986, as amended, and the applicable Treasury Regulations thereunder.

10.9.5    Other Tax Liabilities. Except to the extent otherwise set forth in Section 10.9.1 and Section 10.9.3, each Party shall be responsible for its own tax liabilities arising as a result of payments made or received pursuant to this Agreement.

10.9.6    Fee Split. The division of fees between I-MAB US and I-MAB Shanghai shall be made on an arm’s length basis with the considerations of relevant contributions from I-Mab US and I-Mab Shanghai, and their respective functions and risks. [Redacted].

10.10    Late Payments. If any payment due to either Party under this Agreement is not paid when due (except for those payments that are the subject of a reasonable, good faith dispute), then such paying Party shall pay interest thereon (before and after any judgment) at an annual rate (but with interest accruing on a daily basis) of [Redacted], as adjusted from time to time on the first Business Day of each month; provided however that if the foregoing [Redacted] rate is unavailable, then such interest shall be at an annual rate of [Redacted], as adjusted from time to time on the first [Redacted] Business Day of each month, in each case, such interest to run from the date on which payment of such sum became due until payment thereof in full together with such interest. In the event that the paying Party in good faith disputes any amounts due to the other Party under this Agreement, the Parties shall resolve any such dispute in accordance with Section 10.12.2 and the interest rate in the preceding sentence will not apply to the amounts so disputed during the period of time that the Parties are resolving such dispute.

10.11    Financial Records. Each Party shall, and shall cause its Affiliates and its and their Sublicensees to, keep complete and accurate financial books and records pertaining to Net Sales to the extent required to calculate and verify all amounts payable hereunder. Each Party shall, and shall cause its Affiliates and its and their Sublicensees to, retain such books and records until the later of (x) three (3) years after the end of the period to which such books and records pertain and (y) the expiration of the applicable tax statute of limitations (or any extensions thereof) or for such longer period as may be required by Applicable Law.

10.12    Audit.

10.12.1    Procedures. At the request of the other Party, each Party shall, and shall cause its Affiliates and its and their Sublicensees to, permit an independent auditor designated by the other Party and reasonably acceptable to the audited Party, at reasonable times and upon reasonable notice, to audit the books and records maintained pursuant to Section 10.11 to ensure the accuracy of all reports and payments made hereunder. Such audits may not (a) be conducted for any Calendar Quarter more than [Redacted] after the end of such Calendar Quarter, (b) be conducted more than once in any [Redacted] period (unless a previous audit during such [Redacted] period revealed an underpayment (or with respect to any payments pursuant to Section 10.2, an overpayment) with respect to such period) or (c) be repeated for any Calendar Quarter. Except as provided below, the cost of this audit shall be borne by the auditing Party, unless the audit reveals a variance of more than [Redacted] from the reported amounts, in which case the audited Party shall bear the cost of the audit. Unless disputed pursuant to Section 10.12.2, if such audit concludes that (x) additional amounts were owed by one Party to the other Party, the owing Party shall pay the additional amounts (and, if such additional amounts are owed due to an error in an invoice or report provided by such owing Party, with interest thereon as provided in Section 10.10) or (y) excess payments were made by one Party to the other Party, the overpaid Party shall reimburse such excess payments (and, if such excess payments were made due to an error in an invoice or report provided by such overpaid Party, with interest thereon as provided in Section 10.10), in either case ((x) or (y)), within [Redacted] after the date on which such audit is completed by the auditing Party.

10.12.2    Disputes. In the event of a dispute with respect to any payments due under this Agreement (including pursuant to Section 10.2), or the audit under Section 10.12.1, I-Mab and AbbVie shall work in good faith to resolve the dispute. If the Parties are unable to reach a mutually acceptable resolution of any such dispute within [Redacted] from the date either Party informs the other of a dispute under this Section 10.12.2, the dispute shall be submitted for resolution to a certified public accounting firm jointly selected by each Party’s certified public accountants or to such other Person as the Parties shall mutually agree (the “Auditor”) for expert determination. The decision of the Auditor, who shall act as an expert and not as an arbitrator, shall be final and the costs of such expert determination, and where applicable, the initial audit shall be borne between the Parties in such manner as the Auditor shall determine. If the Auditor’s decision concludes that (x) additional amounts were owed by one Party to the other Party, the owing Party shall pay the additional amounts (and, if such additional amounts are owed due to an error in an invoice or report provided by such owing Party, with interest thereon as provided in Section 10.10) or (y) excess payments were made by one Party to the other Party, the overpaid Party shall reimburse such excess payments (and, if such excess payments were made due to an error in an invoice or report provided by such overpaid Party, with interest thereon as provided in Section 10.10), in either case ((x) or (y)), within thirty (30) days after such decision and in accordance with such decision.

10.12.3    Confidentiality. The receiving Party shall treat all information subject to review under this Article 10 in accordance with the confidentiality provisions of Article 12 and the Parties shall cause the Auditor to enter into a reasonably acceptable confidentiality agreement with the audited Party obligating such firm to retain all such financial information in confidence pursuant to such confidentiality agreement.

10.13    Right to Offset. [Redacted].

10.14    Diagnostic or Veterinary Products. The milestones and royalties in this Article 10 shall not apply to the Development and Commercialization of Licensed Products for diagnostic, veterinary or any other non-human use or for uses solely for screening patients who have been diagnosed with a disease, state or condition for eligibility to be treated for such disease, state or condition with a Licensed Product or for monitoring patients who are or have been treated with a Licensed Product and the payment obligations for such other product shall be agreed by the Parties in good faith prior to the initiation of the Development or Commercialization activities for such uses of such Licensed Products.

10.15    Financial Obligations under Agreements with Third Parties.

10.15.1    I-Mab shall be responsible for all payments owed to a Third Party under any license and other agreements regarding any intellectual property rights licensed hereunder, including the I-Mab Patents and the I-Mab Know-How, between I-Mab or any of its Affiliates and such Third Party as a result of a Party’s or any of its Affiliates’ or Sublicensees’ Exploitation of any Licensed Compound or Licensed Product in or for the AbbVie Territory or the I-Mab Territory to the extent such license or other agreement is (a) in effect as of the Execution Date [Redacted] or (b) for Patents that cover the composition of matter of the Initial Licensed Compound (“Required IP”). During the Term, and without AbbVie’s prior written consent, I-Mab shall not knowingly enter into any agreement with a Third Party pursuant to which it obtains a license from such Third Party to any Information or Patents that (1) are specific to any Licensed Compounds in the AbbVie Territory, or (2) are necessary for the Exploitation of a Licensed Compound or a Mono Licensed Product in the AbbVie Territory by or on behalf of AbbVie or any of its Affiliates.

10.15.2    [Redacted].

10.15.3    If between the Execution Date and the Effective Date or during the Term, subject to Section 11.7, either Party (the “In-Licensing Party”) enters into any agreement with a Third Party pursuant to which it obtains a sublicensable (in accordance with the terms of this Agreement) license from such Third Party to any Information or Patents in the other Party’s Respective Territory other than Required IP, and the In-Licensing Party reasonably believes that such Information or Patent would be necessary or reasonably useful for the Exploitation of a Licensed Compound or Licensed Product by the first Party under this Agreement, then the In-Licensing Party shall notify the other Party in writing, including a description of such Information or Patents related to the Development, Manufacturing, Commercialization or Exploitation of one or more Licensed Compounds or Licensed Products and any payments that the In-Licensing Party would be obligated to pay in connection with the grant, maintenance or exercise of a sublicense to or by the other Party under such Information or Patents. [Redacted].

10.16    I-Mab Clinical Trials. I-Mab shall be solely responsible for, subject to Section 5.6 (for any Global Study I-Mab has elected to co-fund), any payment obligation that I-Mab or any of its Affiliate may owe to any Third Party clinical site pursuant to a contract to which I-Mab or its Affiliates is a party, with respect to the conduct of any clinical trial with respect to a Licensed Product (including with respect to any profits in any form arising from the intellectual property in China that is conceived, reduced to practice, invented, or otherwise generated in connection with the use of human genetic resources of Chinese patients collected in the exploratory studies in such clinical trial).

10.17    Shared Litigation Costs. I-Mab shall reimburse AbbVie, in accordance with Section 10.2, for [Redacted] of all Out-of-Pocket Costs (including attorney and expert fees) incurred by AbbVie or any of its Affiliates in connection with the defense of a Third Party Infringement Claim relating to the Patents listed in Schedule 10.17, or any continuations, divisionals, national stage entries, or any Patents that are validated or extended based on a Patent listed in Schedule 10.17, or any Patents that claim the same priority as a Patent listed in Schedule 10.17 up to a maximum reimbursement of AbbVie of [Redacted].

10.18    Licensed Products. For the purposes of this Article 10, “Licensed Products” shall not include Existing Multi-Specific Products or I-Mab Non-C4 Multi-Specific Products, which shall be subject to the terms agreed upon by the Parties pursuant to Section 4.2.4 or Section 2.7.4, respectively.

ARTICLE 11

INTELLECTUAL PROPERTY

11.1    Ownership of Intellectual Property.

11.1.1    Ownership of IP. Subject to the license grants and other rights herein, as between the Parties, each Party (including through or by its Affiliates) shall solely own and retain all right, title and interest in and to any and all Information and inventions that are conceived, reduced to practice, discovered, developed or otherwise made solely by or on behalf of such Party or its Affiliates or its or their Sublicensees under or in connection with this Agreement, whether or not patented or patentable, and any and all Patents and other intellectual property rights with respect thereto. Notwithstanding Section 16.4, each Party shall have the right to perform any or all of its obligations and exercise any or all of its rights under this Article 11 through one or more of its Affiliates.

11.1.2    Ownership of Joint Technology. As between the Parties, each Party shall own an equal, undivided interest in any and all: (a) Information and inventions that are conceived, reduced to practice, discovered, developed or otherwise made jointly by or on behalf of I-Mab or its Affiliates or its or their Sublicensees, on the one hand, and AbbVie or its Affiliates or its or their Sublicensees, on the other hand, in connection with the work conducted under or in connection with this Agreement, whether or not patented or patentable (the “Joint Know-How”); and (b) Patents (the “Joint Patents”) and other intellectual property rights with respect to the Information and inventions described in clause (a) (together with Joint Know-How and Joint Patents, the “Joint Technology”). Each Party shall promptly disclose to the other Party in writing, and shall cause its Affiliates and its and their Sublicensees to so disclose, the conception, reduction to practice, discovery, development or other making of any Joint Technology. Subject to the licenses granted under Section 2.1 and Section 2.2 and each Party’s exclusivity obligations hereunder, each Party shall have the right to Exploit the Joint Technology (including licensing or sublicensing thereunder) without any duty of seeking or need to seek consent or accounting to the other Party.

11.1.3    United States Law. The determination of inventorship and whether Information and inventions are conceived, reduced to practice, discovered, developed or otherwise made by or on behalf of a Party or its Affiliates or its or their Sublicensees for the purpose of allocating proprietary rights (including Patent, copyright or other intellectual property rights) therein, shall, for purposes of this Agreement, be made in accordance with the United States patent law and other Applicable Law in the United States without regard to conflict of law, irrespective of where or when such conception, discovery, development or making occurs. If United States law otherwise would not apply to the conception, reduction to practice, discovery, development or other making of any Information or inventions hereunder, each Party shall, and does hereby, assign, and shall cause its Affiliates and its and their Sublicensees to so assign, to the other Party, without additional compensation, such right, title and interest in and to any Information and inventions as well as any intellectual property rights with respect thereto, as is necessary to fully effect, as applicable, (a) the sole ownership provided for in Section 11.1.1 and (b) the joint ownership provided for in Section 11.1.2.

11.1.4    Assignment Obligation. Each Party shall cause all Persons who perform any activities (including Development activities, Manufacturing activities or regulatory activities) for such Party under this Agreement or who conceive, reduce to practice, discover, develop or otherwise make any Information or inventions by or on behalf of such Party or its Affiliates or its or their Sublicensees under or in connection with this Agreement to assign (or, if such Party is unable to cause such Person to assign despite such Party’s using commercially reasonable efforts, then be under an obligation to assign; and if still unable to cause such Person to agree to such assignment obligation despite such Party’s using commercially reasonable efforts to negotiate such assignment obligation, provide an exclusive license under) their rights in any Information and inventions resulting therefrom to such Party, except where Applicable Law requires otherwise and except in the case of (a) governmental or not-for-profit institutions that have standard policies against such an assignment, (b) any contract manufacturer that has a standard practice of granting a license to (rather than assigning) its generally applicable manufacturing inventions that are not directed to a customer’s product or (c) a service provider with respect to improvements to its background intellectual property rights, provided that no such improvement is directed to the customer’s product (in which case (a), (b) or (c), a suitable license shall be obtained).

11.1.5    Inventor Compensation. In addition to the obligations set forth in Section 11.1.4, each Party shall ensure that any of its employees or contractors who are located in the I-Mab Territory and perform any activities (including Development activities, Manufacturing activities or regulatory activities) under this Agreement, or who conceive, reduce to practice, discover, develop or otherwise make any Information or inventions by or on behalf of such Party or its Affiliates or Sublicensees under or in connection with this Agreement agree to and are bound by a written inventor reward and remuneration policy or agreement that is legally sufficient under Applicable Laws, including, as applicable, a specific waiver of pre-emption rights under the laws of the I-Mab Territory, including Article 326 of the PRC Contract Law, as applicable, such that such Party or its Affiliates or its or their Sublicensees own all right, title and interest in and to, and such employees or contractors shall not have any additional right or claim in or to, any Information, inventions, Patents and other intellectual property rights derived from their work other than the reward and remuneration they are entitled to under the inventor reward and remuneration policy or agreement. Each Party shall comply with any employee remuneration requirements under Applicable Law in any country outside the I-Mab Territory with respect to any of its employees or contractors who are located in such country. Without limiting the foregoing, each Party acknowledges that the other Party and its Affiliates shall not be responsible or liable for any claims for compensation, reward or remuneration by an employee or contractor of such Party or its Affiliates or its or their Sublicensees (such claims, “Inventor Compensation Claims”), and such Party shall be solely responsible for all such Inventor Compensation Claims under Applicable Law.

11.2    Control of Intellectual Property. I-Mab shall not, and shall cause its Affiliates not to, enter into or amend any agreement with a Third Party, or include in any such agreement or amendment any restrictive provisions, with an intent to limit its Control of, or to not Control, any Information, Patent or other intellectual property right that would be subject to the license grants in Section 2.1 in the absence of such agreement, amendment or restrictive provisions. Further, when entering into any agreement or amendment with a Third Party relating to any Information, Patents or other intellectual property rights that, if Controlled by I-Mab or its Affiliates, would be subject to the license grants in Section 2.1, I-Mab shall and shall cause its Affiliates to use good faith efforts to obtain Control of such Information, Patents and other intellectual property rights.

11.3    Prosecution and Maintenance of Patents.

11.3.1    Prosecution and Maintenance of Joint Patents and Product Patents in the AbbVie Territory and the I-Mab Territory.

(a)    As between the Parties, AbbVie shall have the first right, but not the obligation, using counsel of its own choice, at its sole cost and expense, to Prosecute and Maintain the Joint Patents and the Product Patents, in each case, in the AbbVie Territory. AbbVie shall promptly inform I-Mab of all material steps (including all material communications received from or submitted to the applicable patent authorities) with regard to the Prosecution and Maintenance of the Joint Patents and the Product Patents, in each case, in the AbbVie Territory. AbbVie shall consider in good faith the requests and suggestions of I-Mab with respect to strategies for Prosecuting and Maintaining the Joint Patents and Product Patents, in each case, in the AbbVie Territory. AbbVie shall consider in good faith I-Mab’s patenting and patent litigation strategy with respect to the Licensed Compounds and Licensed Products in the I-Mab Territory when prosecuting the Joint Patents and Product Patents in the I-Mab Territory for purposes of Section 11.3.1(c). Without limiting the foregoing, AbbVie shall provide I-Mab drafts of any material filings or responses (in English or an official language of the applicable patent authority) to be made to patent authorities in the United States, the European Patent Office, United Kingdom, Japan, South Korea and Canada with respect to the Joint Patents or Product Patents sufficiently in advance of, but not less than three (3) days before, submitting such filings or responses to the applicable patent authority, so as to allow for a reasonable opportunity for I-Mab to review and comment thereon, and AbbVie shall reasonably consider any requests and suggestions timely provided by I-Mab with respect to such drafts.

(b)    As between the Parties, I-Mab shall have the first right, but not the obligation, using counsel of its own choice, at its sole cost and expense, to Prosecute and Maintain the Joint Patents and the Product Patents, in each case, in the I-Mab Territory. I-Mab shall promptly inform AbbVie of all material steps (including all communications received from or submitted to the applicable patent authorities) with regard to the Prosecution and Maintenance of the Joint Patents and the Product Patents, in each case, in the I-Mab Territory. I-Mab shall consider in good faith the requests and suggestions of AbbVie with respect to strategies for Prosecuting and Maintaining the Joint Patents and Product Patents, in each case, in the I-Mab Territory. I-Mab shall consider in good faith AbbVie’s patenting and patent litigation strategy with respect to the Licensed Compounds and Licensed Products in the AbbVie Territory when prosecuting the Joint Patents and the Product Patents in the I-Mab Territory. Without limiting the foregoing, I-Mab shall provide AbbVie drafts of any material filings or responses to be made to patent authorities in the I-Mab Territory with respect to the Joint Patents or Product Patents sufficiently in advance of submitting such filings or responses so as to allow for a reasonable opportunity for AbbVie to review and comment thereon, and I-Mab shall reasonably consider any requests and suggestions timely provided by AbbVie with respect to such drafts.

(c)    If, as between the Parties, the Party with the first right to Prosecute and Maintain a Joint Patent or a Product Patent decides not to do so, in a country or jurisdiction in its Respective Territory, such Party shall provide reasonable and timely prior written notice to the other Party of such intention and the other Party shall thereupon have the option, to assume the control and direction of the Prosecution and Maintenance of such Joint Patent or Product Patent in such country or jurisdiction at its sole cost and expense and following the same terms and obligations in accordance with Section 11.3.1(a) or Section 11.3.1(b), as applicable, as if Prosecuting and Maintaining in its Respective Territory. Notwithstanding the foregoing, if either Party wishes to maintain certain Information or inventions as trade secrets, then such Party shall notify the other Party thereof, and the Parties shall discuss in good faith and decide whether or not to include or disclose such Information or invention in any Patent. For clarity, a decision not to file a continuing patent application (including continuation or divisional applications) based on an allowed Joint Patent or a Product Patent that already covers a Licensed Compound, Licensed Product or Exploitation thereof shall not be considered a decision not to Prosecute or Maintain such Joint Patent or Product Patent for purposes of this Section 11.3.1(c).

11.3.2    UPC Opt-Out and Opt-In. As between the Parties, AbbVie shall have the first right to make decisions regarding the Opt-Out or Opt-In under Article 83(4) of the Agreement on a Unified Patent Court between the participating Member States of the European Union (2013/C 175/01), with respect to any Joint Patent or Product Patent, and pay all fees and make all submissions associated with such decision. At AbbVie’s request, I-Mab as a Patent owner shall assist AbbVie in such submissions, including providing all necessary documents and making all necessary submissions at AbbVie’s cost. If AbbVie decides not to make such decision with respect to any Joint Patent or Product Patent, I-Mab shall have the right to make such decision with respect to such Patent, and pay all fees and make all submissions associated therewith.

11.3.3    Cooperation. With respect to Joint Patents and Product Patents, the non-Prosecuting Party shall, and shall cause its Affiliates and any applicable Sublicensees to, assist and cooperate with the Party Prosecuting and Maintaining such Patent (the “Prosecuting Party”), as the Prosecuting Party may reasonably request from time to time, in the Prosecution and Maintenance of the Joint Patents or Product Patents under this Agreement, including that the non-Prosecuting Party shall, and shall cause its Affiliates and any applicable Sublicensees to, (a) offer its comments, if any, promptly, and (b) provide access to relevant documents and other evidence and make its employees available at reasonable business hours; provided that each Party shall bear its costs and expenses incurred in connection therewith.

11.3.4    Patent Term Extension and Supplementary Protection Certificate. With respect to each Licensed Product, as between the Parties, except as provided in the next sentence (a) AbbVie shall have the sole right, after consultation with I-Mab, to make decisions regarding, and to apply for, patent term extensions in the AbbVie Territory, including in the United States with respect to extensions pursuant to 35 U.S.C. § 156 et. seq. and in other jurisdictions in the AbbVie Territory pursuant to supplementary protection certificates, and in all jurisdictions in the AbbVie Territory with respect to any other extensions that are now or become available in the future, including pediatric exclusivity, wherever applicable, for the Product Patents, Joint Patents and any AbbVie Patent, in each case including whether or not to do so and determination of which patent(s) shall be extended; (b) I-Mab shall have the sole right, after consultation with AbbVie, to make decisions regarding, and to apply for, patent term extensions in the I-Mab Territory, including pursuant to supplementary protection certificates, and in all jurisdictions in the I-Mab Territory with respect to any other extensions that are now or become available in the future, including pediatric exclusivity, wherever applicable, for the Product Patents, Joint Patents and other I-Mab Patents, in each case including whether or not to do so and determination of which patent(s) shall be extended. If a Party has not applied for any patent term extension in a jurisdiction in its Respective Territory with respect to a Licensed Product, and has decided not to apply for any patent term extension in such jurisdiction for such Licensed Product, such Party shall promptly notify the other Party of such decision and, upon such notification, the other Party shall have the right, but not an obligation, to apply for the patent term extension for such Licensed Product in such jurisdiction at its sole cost and expense. Each Party shall provide prompt and reasonable assistance, as requested by the other Party applying for a patent term extension, including by taking such action as patent holder as is required under any Applicable Law to obtain any such extension or supplementary protection certificate where the other Party is applying for the patent term extension as permitted under this Section 11.3.4.

11.3.5    Patent Listings. With respect to each Licensed Product in the AbbVie Territory, as between the Parties, AbbVie shall have the sole right to determine and make all patent listings with Regulatory Authorities or other governmental authorities in the AbbVie Territory with respect to any Patents, including as required or allowed in the United States or other jurisdictions in the AbbVie Territory, and I-Mab shall have the sole right to determine and make all patent listings with Regulatory Authorities or other governmental authorities in the I-Mab Territory with respect to any Patents, including as required or allowed in China or other jurisdictions in the I-Mab Territory. Each Party shall, or shall cause its Affiliates to, upon the other Party’s request and at the other Party’s cost, (a) provide to the other Party that is determining and making patent listings all Information, including a correct and complete list of Product Patents and other patents owned by the Party, that are necessary or reasonably useful to enable the other Party to make such filing with Regulatory Authorities or other governmental authorities in the other Party’s Respective Territory and (b) cooperate with the other Party in connection therewith, including meeting any submission deadlines.

11.3.6    Prosecution and Maintenance of Other I-Mab Patents. As between the Parties, I-Mab shall have the sole right, but not the obligation, to Prosecute and Maintain the I-Mab Patents that are not Product Patents, worldwide, at its sole cost and expense and using counsel of its own choice.

11.3.7    Prosecution and Maintenance of AbbVie Patents. As between the Parties, AbbVie shall have the sole right, but not the obligation, to Prosecute and Maintain all AbbVie Patents worldwide, at its sole cost and expense and using counsel of its own choice.

11.4    Enforcement of Patents.

11.4.1    Notice. Each Party shall promptly notify the other Party in writing of any alleged or threatened infringement of the Product Patents or Joint Patents, in any jurisdiction in any country of which such Party becomes aware based on the Exploitation of, including an application to register or market, any product containing a Licensed Compound or any Licensed Product or Competing Product (an “Infringement”).

11.4.2    Enforcement of Joint Patents and Product Patents in the AbbVie Territory and the I-Mab Territory.

(a)    As between the Parties, subject to Section 11.4.2(d), AbbVie shall have the first right, but not the obligation, to prosecute, initiate, control and manage any proceeding with respect to any Infringement with respect to the Joint Patents and Product Patents, in each case, in the AbbVie Territory, including as a defense or counterclaim in connection with any Third Party Infringement Claim, at AbbVie’s sole cost and expense, using counsel of its own choice. If AbbVie prosecutes any such Infringement, I-Mab shall have the right to join as a party to such claim, suit or proceeding and participate with its own counsel at its sole cost and expense; provided that AbbVie shall retain control of the prosecution of such claim, suit or proceeding, including the response to any defense or counterclaim raised in connection therewith. AbbVie shall promptly inform I-Mab of all material steps with regard to the prosecution of any Infringement action in the AbbVie Territory and shall consider in good faith the requests and suggestions of I-Mab with respect to strategies for such prosecution. AbbVie shall consider in good faith I-Mab’s patent litigation strategy with respect to the Licensed Compounds and Licensed Products in the I-Mab Territory when prosecuting any Infringement action in the AbbVie Territory.

(b)    As between the Parties, subject to Section 11.4.2(d), I-Mab shall have the first right, but not the obligation, to prosecute, initiate, control and manage any proceeding with respect to any Infringement with respect to the Joint Patents and Product Patents, in each case, in the I-Mab Territory, including as a defense or counterclaim in connection with any Third Party Infringement Claim, at I-Mab’s sole cost and expense, using counsel of its own choice. If I-Mab prosecutes any such Infringement, AbbVie shall have the right to join as a party to such claim, suit or proceeding and participate with its own counsel at its sole cost and expense; provided that I-Mab shall retain control of the prosecution of such claim, suit or proceeding, including the response to any defense or counterclaim raised in connection therewith. I-Mab shall promptly inform AbbVie of all material steps with regard to the prosecution of any Infringement action in the I-Mab Territory and shall consider in good faith the requests and suggestions of AbbVie with respect to strategies for such prosecution. I-Mab shall consider in good faith AbbVie’s patent litigation strategy with respect to the Licensed Compounds and Licensed Products in the AbbVie Territory when prosecuting any Infringement action in the I-Mab Territory.

(c)    Subject to Section 11.4.5, if the Party with the first right to initiate, control, manage and prosecute any Infringement or its designee decides not to initiate or prosecute an Infringement with respect to the Joint Patents or Product Patents in its Respective Territory, then (a) such Party shall timely notify the other Party and (b) upon such Party’s written consent (such consent not to be unreasonably withheld, conditioned or delayed), the other Party may prosecute such Infringement at its sole cost and expense, subject to Section 11.4.2(d).

(d)    Unless otherwise set forth herein, subject to Section 11.4.3 and Section 11.7, the Party that is prosecuting any Infringement action in accordance with this Section 11.4.2 shall have the sole right to manage and settle such action on its own; provided that neither Party shall have the right to take any action in, or settle, any Infringement litigation under Section 11.4.2 in a manner that is inconsistent with the terms of this Agreement or imposes any Out-of-Pocket Costs or liability on or involves any admission by the other Party without the prior written consent of such other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that neither Party shall take any action in, or settle, any Infringement litigation in a manner that would be inconsistent with the terms of this Agreement, or admit the invalidity or unenforceability of any Product Patent or Joint Patent or the non-infringement thereof by any Third Party, without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

11.4.3    Cooperation. The Parties agree to cooperate fully in any Infringement action pursuant to Section 11.4.2, including by making the inventors, applicable records and documents (including laboratory notebooks) of the relevant Patents available to the controlling Party upon such Party’s request. If a Party controls such an action, the other Party shall, and shall cause its Affiliates and any applicable Sublicensees to, assist and cooperate with the controlling Party, as such controlling Party may reasonably request from time to time, in connection with its activities set forth in Section 11.4.2, including where necessary, furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action, providing access to relevant documents and other evidence and making its employees available at reasonable business hours. Each Party shall bear its costs and expenses incurred in connection with the cooperation in this Section 11.4.3.

11.4.4    Recovery. Except as otherwise agreed by the Parties in connection with a cost sharing arrangement, any recovery realized as a result of such litigation described in Section 11.4.2 or Section 11.4.5 (whether by way of settlement or otherwise) shall be first allocated to reimburse the Parties for their Out-of-Pocket Costs in making such recovery (which amounts shall be allocated pro rata if insufficient to cover the totality of such expenses), except for any costs and expenses incurred by a Party in connection with its participation in an Infringement action controlled by the other Party at its sole cost and expense as set forth in Section 11.4.2. Any remainder after such reimbursement is made shall be retained by the Party that has exercised its right to bring the enforcement action; provided, however, that (a) any remaining amounts retained by AbbVie shall be treated as “Net Sales” in the AbbVie Territory in the Calendar Year in which the money is actually received and any royalties pursuant to Section 10.4 shall be payable by AbbVie to I-Mab with respect thereto and (b) any remaining amounts retained by I-Mab and treated as “Net Sales” in the I-Mab Territory in the Calendar Year in which the money is actually received and any royalties pursuant to Section 10.7 shall be payable by I-Mab to AbbVie with respect thereto; provided, further, that any such recovery shall not be considered for purposes of determining whether any milestones are payable pursuant to Section 10.3.

11.4.5    Biosimilar Litigation.

(a)    Notwithstanding anything to the contrary in this Agreement, AbbVie shall have the first right, but not the obligation, to initiate, control, manage, prosecute and settle any litigation with respect to Biosimilar Products, or any applications seeking Regulatory Approval of Biosimilar Products and any proceedings associated therewith, in connection with any Patents, including any invalidity, unpatentability or unenforceability challenges, oppositions and post-grant proceedings in connection therewith (collectively “Biosimilar Litigation”), in the AbbVie Territory. If I-Mab receives notice or a copy of an application for a Biosimilar Product (a “Biosimilar Application”) submitted to FDA or its foreign counterpart in the AbbVie Territory for which a Licensed Product is a “reference product,” as such term is used in Section 351(i)(4) of the PHSA or the same or like term used in the foreign counterpart, whether or not such notice or copy is provided under any Applicable Laws, or otherwise becomes aware that such a Biosimilar Application has been submitted to a Regulatory Authority in the AbbVie Territory for Drug Approval Application (such as in an instance described in Section 351(1)(9)(C) of the PHSA), I-Mab shall, within five (5) Business Days of receipt of any such notice or communication, notify and provide AbbVie copies of such notice or communication to the extent permitted by Applicable Law. To the extent AbbVie has elected to prosecute any Biosimilar Litigation, AbbVie shall carry out any such rights and responsibilities of the “reference product sponsor,” as defined in Section 351(l)(1)(A) of the PHSA, for purposes of such Biosimilar Application, in consultation with I-Mab to the extent permitted under Applicable Law and at AbbVie’s sole expense. If requested by AbbVie, I-Mab shall seek to obtain access to the Biosimilar Application and related confidential information, including in accordance with Section 351(l)(1)(B)(iii) of the PHSA, if applicable.

(b)    Notwithstanding anything to the contrary in this Agreement, I-Mab shall have the sole right, but not the obligation, to initiate, control, manage, prosecute and settle any Biosimilar Litigation in the I-Mab Territory and any proceedings associated therewith, in connection with any Product Patents, including any invalidity, unpatentability or unenforceability challenges, oppositions and post-grant proceedings in connection therewith.

(c)    If permitted pursuant to Applicable Law, upon AbbVie’s request, I-Mab shall assist AbbVie in identifying and listing any Patents pursuant to Section 351(l)(1)(3)(A) or Section 351(l)(7) of the PHSA, in preparing, pursuant to section 351(l)(3)(C) of the PHSA, a detailed statement regarding the reference product sponsor’s opinion that the patent will be infringed and a response to the statement by the filer of the Biosimilar Application concerning validity and enforceability, in negotiating with the filer of the Biosimilar Application pursuant to Section 351(l)(4) of the PHSA, and in selecting Patents for and conducting litigation pursuant to Section 351(l)(5), Section 351(l)(6), and Section 351(l)(9) of the PHSA, to the extent applicable, and shall cooperate with AbbVie in responding to relevant communications with respect to such lists and statements from the filer of the Biosimilar Application. Upon AbbVie’s request, I-Mab shall assist in seeking an injunction against any commercial marketing by the filer of a Biosimilar Application in the AbbVie Territory as permitted pursuant to Section 351(l)(8)(B) of the PHSA or in filing an action for infringement against the filer of such Biosimilar Application.

11.5    Infringement Claims by Third Parties.

11.5.1    If the Exploitation of a Licensed Product pursuant to this Agreement results in, or is reasonably expected to result in, any claim, suit or proceeding by a Third Party alleging infringement by a Party or any of its Affiliates or its or their Sublicensees, Distributors or customers (a “Third Party Infringement Claim”), including any defense or counterclaim in connection with an Infringement action initiated pursuant to Section 11.4.2, the Party first becoming aware of such alleged infringement shall promptly notify the other Party thereof in writing.

11.5.2    Notwithstanding Section 14.3, as between the Parties, (a) except with respect to I-Mab’s obligations provided in the following clause (b), AbbVie shall defend and control the defense of any Third Party Infringement Claim at its sole cost and expense, using counsel of its own choice and (b) I-Mab shall defend and control the defense of any Third Party Infringement Claim brought against I-Mab or any of its Affiliates or Sublicensees related to its or their activities in the I-Mab Territory, at its sole cost and expense, using counsel of its own choice; provided that (i) each Party’s defense or settlement of any such Third Party Infringement Claim in its Territory shall be consistent with the terms of this Agreement, and (ii) each Party shall not admit infringement of such Licensed Product, without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The other Party may participate in any such claim, suit or proceeding with counsel of its choice at its sole cost and expense if permitted under Applicable Law. If a Party controls such an action, the other Party shall, and shall cause its Affiliates to, assist and cooperate with the controlling Party, as such controlling Party may reasonably request from time to time, in connection with its activities set forth in this Section 11.5, including if necessary, furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action, providing access to relevant documents and other evidence and making its employees available at reasonable business hours; provided that the controlling Party shall reimburse such other Party for its reasonable and verifiable Out-of-Pocket Costs incurred in connection therewith; provided, further, that neither Party shall take any action in, or settle, any Third Party Infringement Claim under this Section 11.5.2 in a manner that is inconsistent with the terms of this Agreement or imposes any Out-of-Pocket Costs or liability on or involves any admission by the other Party without the prior written consent of such other Party (which consent shall not be unreasonably withheld, conditioned or delayed). Each Party shall keep the other Party reasonably informed of all material developments in connection with any such claim, suit or proceeding. For clarity, the defense of a Third Party Infringement Claim includes filing a declaratory judgement action, a revocation or nullity action, a post-grant proceeding or any challenge in the applicable court or patent authority against a Patent of a Third Party involved in such Third Party Infringement Claim.

11.6    Invalidity or Unenforceability Defenses or Actions.

11.6.1    Notice. Each Party shall promptly notify the other Party in writing of any alleged or threatened assertion of invalidity, unpatentability or unenforceability of any of the Product Patents or Joint Patents, in each case, in the AbbVie Territory or the I-Mab Territory by a Third Party of which such Party becomes aware.

11.6.2    Defense.

(a)    As between the Parties, subject to Section 11.6.2(d), AbbVie shall have the first right, but not the obligation, to defend (including the right to settle) and control the defense of the validity, patentability and enforceability of the Joint Patents and the Product Patents, in each case, in the AbbVie Territory, at its sole cost and expense and using counsel of its own choice, including when such invalidity or unenforceability is raised as a defense or counterclaim in connection with an Infringement action initiated pursuant to Section 11.4.2. AbbVie shall promptly inform I-Mab of all material steps with regard to the defense of any Joint Patent or Product Patent in the AbbVie Territory and shall reasonably consider any requests and suggestions of I-Mab with respect to strategies for such defense as well as I-Mab’s patenting and patent litigation strategy with respect to the Licensed Compounds and Licensed Products in the I-Mab Territory.

(b)    As between the Parties, subject to Section 11.6.2(d), I-Mab shall have the first right, but not the obligation, to defend (including the right to settle) and control the defense of the validity, patentability and enforceability of the Joint Patents and the Product Patents, in each case, in the I-Mab Territory, at its sole cost and expense and using counsel of its own choice, including when such invalidity or unenforceability is raised as a defense or counterclaim in connection with an Infringement action initiated pursuant to Section 11.4.2. I-Mab shall promptly inform AbbVie of all material steps with regard to the defense of any Joint Patent or Product Patent in the I-Mab Territory and shall reasonably consider any requests and suggestions of AbbVie with respect to strategies for such defense as well as AbbVie’s patenting and patent litigation strategy with respect to the Licensed Compounds and Licensed Products in the AbbVie Territory.

(c)    If the Party with the first right to defend and control the defense of the validity, patentability and enforceability of a Patent or its designee elects not to defend or control the defense of the Joint Patents or Product Patents in a suit brought in its Respective Territory, then (a) such Party shall timely notify the other Party and (b) upon such Party’s written consent (such consent not to be unreasonably withheld, conditioned or delayed), the other Party may conduct and control the defense of any such claim, suit or proceeding at its sole cost and expense, subject to Section 11.6.2(d).

(d)    Unless otherwise set forth herein, subject to Section 11.6.3 and Section 11.7, the Party that is controlling the defense of an action in accordance with this Section 11.6.2 shall have the sole right to manage and settle such action; provided that neither Party shall have the right to take any action in, or settle, any action under Section 11.6.2 in a manner that is inconsistent with the terms of this Agreement or imposes any Out-of-Pocket Costs or liability on or involves any admission by the other Party or any admission of the invalidity or unenforceability of any Product Patent or Joint Patent, without the prior written consent of such other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

11.6.3    Cooperation. If a Party controls such an action, the other Party shall, and shall cause its Affiliates or applicable Sublicensees to, assist and cooperate with the controlling Party, as such controlling Party may reasonably request from time to time in connection with its activities set forth in Section 11.6.2, including furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action (where necessary), providing access to relevant documents and other evidence, making its employees available at reasonable business hours and making the inventors, applicable records and documents (including laboratory notebooks) of the relevant Patents available to the controlling Party upon such Party’s request.    The controlling Party shall keep the other Party reasonably informed of any material steps taken in connection with such defense, claim or counterclaim. Each Party shall bear its costs and expenses incurred in connection with the cooperation in this Section 11.6.3.

11.7    Third Party Rights.

11.7.1    If, in the reasonable opinion of AbbVie after consultation with I-Mab (and consideration of I-Mab’s suggestions), the Development, Manufacture, Commercialization or other Exploitation of one or more Licensed Compounds or Licensed Products by AbbVie or any of its Affiliates or any of its or their Sublicensees, Distributors or customers infringes or misappropriates or is reasonably expected to infringe or misappropriate any Patent, trade secret or other intellectual property right of a Third Party in any country or jurisdiction in the AbbVie Territory (such right, a “Third Party Right”), then, as between the Parties, AbbVie shall have the sole right, but not the obligation, to negotiate and obtain a license or other rights from such Third Party to such Third Party Right as necessary or desirable for AbbVie or its Affiliates or its and their Sublicensees to Exploit Licensed Products in such country or jurisdiction in the AbbVie Territory. If AbbVie negotiates and obtains any such license from a Third Party, (a) AbbVie shall be entitled to deduct amounts payable to such Third Party from the Milestone Payments under Section 10.3 and royalties payable to I-Mab under Section 10.4.1 in accordance with Section 10.4.3(b) and subject to the applicable reduction floor set forth under Section 10.4.4(b) and (b) AbbVie shall notify I-Mab of the scope of the licensed Third Party Rights. For clarity, I-Mab will have the right under Section 11.7.3 to negotiate for the corresponding I-Mab Territory Third Party Rights.

11.7.2    Notwithstanding anything to the contrary in this Agreement, if in the reasonable opinion of AbbVie, the Development, Manufacture, Commercialization or Exploitation of one or more Licensed Compounds or Licensed Products by AbbVie or its Affiliates or Sublicensees infringes or is reasonably expected to infringe a Third Party Right or any invention or Information claimed therein in the AbbVie Territory, AbbVie or its Affiliates shall have the sole (subject to the following sentence) right, but not the obligation, to challenge the patentability, validity or enforceability of such Patents in any court of competent jurisdiction or before any supra-national, federal, national, regional, state, provincial and local governmental body of competent jurisdiction in the AbbVie Territory, including before the United States Patent and Trademark Office and the European Patent Office. Without AbbVie’s prior written consent, I-Mab shall not knowingly challenge the patentability, validity or enforceability of such Patent in any court or governmental body in the AbbVie Territory in aspects covering or directly related to a Licensed Compound, Licensed Product or Exploitation thereof, and shall not challenge the patentability, validity or enforceability of such Patent in any court or governmental body in the AbbVie Territory if such Patent is listed in Schedule 10.17, or is a continuation, divisional or national stage entry of, or a Patent that is validated or extended based on a Patent listed in, or a Patent that claims the same priority as a Patent listed in Schedule 10.17; provided that I-Mab may challenge the patentability, validity or enforceability of such Patent in any court or governmental body in a country within the AbbVie Territory, only if (a) AbbVie has decided not to market a Licensed Product approved in the country because of such Patent, (b) such challenge by I-Mab does not have any estoppel effect against AbbVie and (c) whether or not AbbVie is a real party in interest or a beneficiary in such challenge does not have any effect on or otherwise affect any procedural or substantive issues in such challenge. If I-Mab has challenged the patentability, validity or enforceability of such Patent in the AbbVie Territory before the Effective Date, AbbVie shall have the right, but not the obligation, to manage and control such challenge, at AbbVie’s sole cost and expense, after the Effective Date. I-Mab shall assist and cooperate fully with AbbVie as AbbVie may request from time to time in connection with the activities set forth in this Section 11.7.2.

11.7.3    If, in the reasonable opinion of I-Mab, the Development, Manufacture, Commercialization or other Exploitation of one or more Licensed Compounds or Licensed Products by I-Mab or any of its Affiliates or any of its or their Sublicensees, Distributors or customers infringes or is reasonably expected to infringe any Patent of a Third Party in the I-Mab Territory (“I-Mab Territory Third Party Rights”), then, I-Mab may negotiate and obtain a license or other rights to I-Mab Territory Third Party Rights in the I-Mab Territory as necessary or desirable for I-Mab to Develop, Manufacture or Commercialize such Licensed Compound or Licensed Product in the I-Mab Territory.

11.8    Product Trademarks.

11.8.1    Ownership of Product Trademarks. As between the Parties, AbbVie shall have the sole right, but not the obligation, to determine and shall own all right, title and interest in and to the Trademarks that are used in connection with the Exploitation of any Licensed Product in the AbbVie Territory (the “Product Trademarks”). Prior to the Initiation of the Registration Study for a Licensed Product in the I-Mab Territory, the Parties shall discuss in good faith the Trademark(s) to be used on such Licensed Product in the I-Mab Territory. If the Parties agree that I-Mab shall use a Product Trademark (to which AbbVie may agree in its sole discretion following such discussions), then the Parties shall negotiate and enter into a written license agreement for such Product Trademark (the “I-Mab Territory Trademark Agreement”) at no additional cost to I-Mab and the following provisions of this Section 11.8 shall be subject to such I-Mab Territory Trademark Agreement with respect to the I-Mab Territory. I-Mab shall not and shall cause its Affiliates or any applicable Sublicensees not to, (a) other than permitted use of any Trademarks pursuant to the I-Mab Territory Trademark Agreement, use in their respective businesses, any Trademark that is confusingly similar to, misleading or deceptive with respect to or that dilutes any (or any part) of the Product Trademarks, and (b) do any act that endangers, destroys, or similarly affects, in any material respect, the value of the goodwill pertaining to the Product Trademarks. I-Mab shall not and shall cause its Affiliates not to and shall not permit its Sublicensees to, attack, dispute or contest the validity of or ownership of any Product Trademarks anywhere in the world or any registrations issued or issuing with respect thereto.

11.8.2    Prosecution and Maintenance of Product Trademarks. As between the Parties, AbbVie shall have the sole right, but not the obligation, at its sole cost and expense, to prosecute and maintain the Product Trademarks. I-Mab shall provide all assistance and documents reasonably requested by AbbVie in support of its prosecution, registration, and maintenance of the Product Trademarks at AbbVie’s expense.

11.8.3    Enforcement of Product Trademarks. As between the Parties, AbbVie shall have the sole right, but not the obligation, to take such action as AbbVie deems necessary against a Third Party based on any alleged, threatened, or actual infringement, dilution, misappropriation, or other violation of, or unfair trade practices or any other like offense relating to, the Product Trademarks by a Third Party. AbbVie shall bear the costs and expenses relating to any enforcement action commenced pursuant to this Section 11.8.3 and any settlements and judgments with respect thereto, and shall retain any damages or other amounts collected in connection therewith.

11.8.4    Third Party Claims. As between the Parties, AbbVie shall have the sole right to defend against (including the right to settle) any alleged, threatened, or actual claim by a Third Party that the use or registration of the Product Trademarks infringes, dilutes, misappropriates, or otherwise violates any Trademark or other right of that Third Party or constitutes unfair trade practices or any other like offense, or any other claims as may be brought by a Third Party against a Party in connection with the use of the Product Trademarks with respect to a Licensed Product. AbbVie shall bear the costs and expenses relating to any defense commenced pursuant to this Section 11.8.4 and any settlements and judgments with respect thereto and shall retain any damages or other amounts collected in connection therewith.

11.8.5    Cooperation. I-Mab shall, and shall cause its Affiliates and its and their Sublicensees to assist and cooperate with AbbVie, as AbbVie may reasonably request from time to time, in connection with its activities set forth in this Section 11.8, including where necessary, furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action, providing access to relevant documents and other evidence and making its employees available at reasonable business hours; provided that AbbVie shall reimburse I-Mab for its reasonable and verifiable Out-of-Pocket Costs incurred in connection therewith.

11.9    I-Mab Territory Trademarks.

11.9.1    Ownership of I-Mab Product Trademarks. On a Licensed Product-by-Licensed Product basis, if the Parties do not agree that I-Mab shall use the Product Trademarks in connection with the Exploitation of such Licensed Product in the I-Mab Territory, then, as between the Parties, I-Mab shall have the sole right, but not the obligation, to determine and shall own all right, title and interest in and to any Trademarks that are solely used in connection with the Exploitation of such Licensed Product in the I-Mab Territory (the “I-Mab Product Trademarks”). AbbVie shall not and shall not permit its Affiliates or any applicable Sublicensees to, (a) use in their respective businesses in the I-Mab Territory, any Trademark that is confusingly similar to, misleading or deceptive with respect to or that dilutes any (or any part) of such I-Mab Product Trademark, and (b) do any act in the I-Mab Territory that endangers, destroys, or similarly affects, in any material respect, the value of the goodwill pertaining to such I-Mab Product Trademark. AbbVie shall not and shall not permit its Affiliates to, attack, dispute or contest the validity of or ownership of any I-Mab Product Trademarks in the I-Mab Territory or any registrations issued or issuing with respect thereto in the I-Mab Territory.

11.9.2    Prosecution and Maintenance of I-Mab Product Trademarks. As between the Parties, I-Mab shall have the sole right, but not the obligation, at its sole cost and expense, to prosecute and maintain the I-Mab Product Trademarks in the I-Mab Territory. AbbVie shall provide all assistance and documents reasonably requested by I-Mab in support of its prosecution, registration, and maintenance of the I-Mab Product Trademarks at I-Mab’s expense.

11.9.3    Enforcement of I-Mab Product Trademarks. As between the Parties, I-Mab shall have the sole right, but not the obligation, to take such action as I-Mab deems necessary against a Third Party based on any alleged, threatened, or actual infringement, dilution, misappropriation, or other violation of, or unfair trade practices or any other like offense relating to, the I-Mab Product Trademarks by a Third Party. I-Mab shall bear the costs and expenses relating to any enforcement action commenced pursuant to this Section 11.9.3 and any settlements and judgments with respect thereto, and shall retain any damages or other amounts collected in connection therewith.

11.9.4    Third Party Claims. As between the Parties, I-Mab shall have the sole right to defend against (including the right to settle) any alleged, threatened, or actual claim by a Third Party that the use or registration of the I-Mab Product Trademarks infringes, dilutes, misappropriates, or otherwise violates any Trademark or other right of that Third Party or constitutes unfair trade practices or any other like offense, or any other claims as may be brought by a Third Party against a Party in connection with the use of the I-Mab Product Trademarks with respect to a Licensed Product. I-Mab shall bear the costs and expenses relating to any defense commenced pursuant to this Section 11.9.4 and any settlements and judgments with respect thereto and shall retain any damages or other amounts collected in connection therewith.

11.10    International Nonproprietary Name. As between the Parties, AbbVie shall have the sole right and responsibility to select the International Nonproprietary Name or other generic name or identifier for any Licensed Compound or Licensed Product. AbbVie acknowledges that I-Mab has submitted an application for Lemzoparlimab as the International Nonproprietary Name for the Initial Licensed Compound and has received approval therefor. AbbVie shall have the sole right and responsibility to manage and, if applicable, apply for submission to the World Health Organization for the International Nonproprietary Name and submission to the United States Adopted Names Council for the United States Adopted Name. As between the Parties, I-Mab shall have the sole right to select the Chinese-language translation of the (a) International Nonproprietary Name or (b) other generic name or identifier for such Licensed Product and the Licensed Compound contained in such Licensed Product, in either case, for the I-Mab Territory.

11.11    Common Interest. All Information exchanged between the Parties regarding the prosecution, maintenance, enforcement and defense of Patents under this Article 11 will be deemed to be Confidential Information of the disclosing Party. In addition, the Parties acknowledge and agree that, with regard to such prosecution, maintenance, enforcement and defense, the interests of the Parties as collaborators, licensors or licensees are to, for their mutual benefit, obtain patent protection and plan patent defense against potential patentability/invalidity challenges or infringement activities by Third Parties, and as such, are aligned and are legal in nature. Each Party agrees and acknowledges that it has not waived, and nothing in this Agreement constitutes a waiver of, any legal privilege concerning Patents under this Article 11, including privilege under the common interest doctrine and similar or related doctrines. Notwithstanding anything to the contrary in this Agreement, to the extent a Party has a good faith belief that any Information required to be disclosed by such Party to the other Party under this Article 11 is protected by attorney-client privilege or any other applicable legal privilege or immunity, such Party shall not be required to disclose such Information and the Parties shall in good faith cooperate to agree upon a procedure (which may include entering into a specific common interest agreement, disclosing such Information on a “for counsel eyes only” basis or similar procedure) under which such Information may be disclosed without waiving or breaching such privilege or immunity.

ARTICLE 12

CONFIDENTIALITY AND NON-DISCLOSURE

12.1    Confidentiality Obligations.

12.1.1    At all times during the Term and for a period of seven (7) years following termination or expiration of this Agreement in its entirety, each Party shall and shall cause its officers, directors, employees and agents to, keep confidential and not publish or otherwise disclose to a Third Party and not use, directly or indirectly, for any purpose, any Confidential Information furnished or otherwise made known to it, directly or indirectly, by the other Party, except to the extent such disclosure or use is expressly permitted by the terms of this Agreement. “Confidential Information” means any technical, business or other information provided by or on behalf of one Party to the other Party in connection with this Agreement, whether prior to, on or after the Execution Date, including the terms of this Agreement (subject to Section 12.5), Information relating to the Licensed Compounds or Licensed Products, any Development, Manufacturing, or Commercialization of any Licensed Product, any Information with respect thereto developed by or on behalf of the disclosing Party or its Affiliates or its or their Sublicensees, or the scientific, regulatory or business affairs or other activities of either Party. Notwithstanding the foregoing, Confidential Information constituting (a) the terms of this Agreement, Joint Know-How and I-Mab Product Information shall be deemed to be the Confidential Information of both Parties (and both Parties shall be deemed to be the receiving Party and the disclosing Party with respect thereto), and (b) any Information contained in any Regulatory Documentation that is assigned by I-Mab to AbbVie pursuant to Section 8.4 shall be the Confidential Information of both Parties and both Parties shall be deemed to be the receiving Party and the disclosing Party with respect thereto.

12.1.2    Notwithstanding Section 12.1.1, the confidentiality and non-use obligations under this Section 12.1 with respect to any Confidential Information shall not apply to any information that:

(a)    is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no breach of this Agreement by the receiving Party;

(b)    can be demonstrated by documentation or other competent proof to have been in the receiving Party’s possession prior to disclosure by the disclosing Party without any obligation of confidentiality with respect to such information; provided that the foregoing exception shall not apply with respect to Joint Know-How, I-Mab Product Information or Regulatory Documentation assigned by I-Mab pursuant to Section 8.4, or any intellectual property rights assigned by the receiving Party to the other Party pursuant to Section 11.1.4;

(c)    is subsequently received by the receiving Party from a Third Party who is not bound by any obligation of confidentiality with respect to such information;

(d)    has been published by a Third Party or otherwise enters the public domain through no fault of the receiving Party in breach of this Agreement; or

(e)    can be demonstrated by documentation or other competent evidence to have been independently developed by or for the receiving Party without reference to the disclosing Party’s Confidential Information; provided that the foregoing exception shall not apply with respect to Joint Know-How, I-Mab Product Information or Regulatory Documentation assigned by I-Mab pursuant to Section 8.4, or any intellectual property rights assigned by the receiving Party to the other Party pursuant to Section 11.1.4.

Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the receiving Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the receiving Party unless the combination is in the public domain or in the possession of the receiving Party.

12.2    Permitted Disclosures. Each Party may disclose Confidential Information of the other Party to the extent that such disclosure is:

12.2.1    Subject to Section 12.7, made in response to a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial and local governmental or regulatory body of competent jurisdiction or, if in the reasonable opinion of the receiving Party’s legal counsel, such disclosure is otherwise required by Applicable Law, including by reason of filing with securities regulators; provided, however, that the receiving Party shall first have given prompt written notice to the disclosing Party and given the disclosing Party a reasonable opportunity to quash such order or to obtain a protective order or confidential treatment requiring that the Confidential Information and documents that are the subject of such order or required to be disclosed be held in confidence by such court or governmental or regulatory body or, if disclosed, be used only for the purposes for which the order was issued or such disclosure was required by law; and provided, further, that the Confidential Information disclosed in response to such court or governmental order or as required by law shall be limited to the information that is legally required to be disclosed in response to such court or governmental order or by such Applicable Law;

12.2.2    made by or on behalf of the receiving Party to a patent authority as may be reasonably necessary or useful for purposes of preparing, obtaining, defending or enforcing a Patent; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available;

12.2.3    made to its or its Affiliates’ financial and legal advisors who have a need to know such disclosing Party’s Confidential Information and are under written agreements containing obligations of confidentiality and non-use, in each case, at least as restrictive as those set forth in this Agreement; provided that the receiving Party shall remain responsible for any failure by such financial and legal advisors to treat such Confidential Information as required under this Article 12; or

12.2.4    made by the receiving Party or its Affiliates to potential or actual investors or acquirers as may be necessary in connection with their evaluation of such potential or actual investment or acquisition; provided that such Persons shall be subject to written obligations of confidentiality and non-use at least as restrictive as those set forth in this Agreement; and provided, further, that (a) this Agreement shall only be initially disclosed to such an investor or acquirer in a redacted form, such redacted form to be mutually agreed by the Parties in good faith, (b) any other such disclosure (including, subject to subsection (c), any unredacted version of this Agreement) shall only be made after negotiations with any such investor or acquirer have progressed so that the disclosing Party reasonably and in good faith believes it will execute a definitive agreement with such Third Party within [Redacted] and (c) promptly after the Effective Date, the Parties shall agree in good faith on a redacted version of the Agreement to be provided by I-Mab to any investor or acquiror that owns or controls, through itself or its affiliates, a Competing Product, which redacted version shall disclose enough of the terms and conditions of the Agreement to enable the investor or acquiror to determine whether or not to participate in such investment or acquisition (including material financial terms and business terms) while redacting competitively sensitive scientific and technical information, including the then current Initial Development Plan, AbbVie Territory Development Plan and I-Mab Territory Development Plan (and any past versions thereof), and I-Mab shall have the right to disclose such approved redacted version (and not the unredacted version of this Agreement) to any such investor or acquiror pursuant to subsection (c) above.

12.3    Additional Permitted Disclosures and Use.

12.3.1    AbbVie and its Affiliates and its and their Sublicensees may disclose and use Confidential Information of I-Mab as may be necessary or useful in connection with the Exploitation of the Licensed Products (including in connection with any filing, application or request for Regulatory Approval by or on behalf of AbbVie or any of its Affiliates or its or their Sublicensees) or otherwise in connection with the performance of its obligations or exercise of AbbVie’s rights as contemplated by this Agreement, including to existing or potential Distributors, Sublicensees, collaboration partners or acquirers or transferees; provided that any such Person, to the extent applicable, shall be bound in writing to confidentiality and non-use obligations with respect to such Confidential Information under terms substantially similar to those set forth in this Article 12.

12.3.2    I-Mab and its Affiliates and its and their Sublicensees may disclose and use Confidential Information of AbbVie within the AbbVie Technology as may be necessary or useful in connection with the Development, Manufacturing or Commercialization of any Mono Licensed Product that contains the Initial Licensed Compound (or any backup therefor) (other than any Other Active or Other Ingredient) (including in connection with any filing, application or request for Regulatory Approval by or on behalf of I-Mab or any of its Affiliates or its or their Sublicensees in the I-Mab Territory) or otherwise in connection with the performance of its obligations or exercise of I-Mab’s rights as contemplated by this Agreement, including to existing or potential Distributors, Sublicensees, collaboration partners or acquirers or transferees; provided that any such Person, to the extent applicable, shall be bound in writing to confidentiality and non-use obligations with respect to such Confidential Information under terms substantially similar to those set forth in this Article 12.

12.4    Use of Name. Except as expressly provided herein, neither Party shall mention or otherwise use Trademark (including any name or logo) of the other Party or any of its Affiliates or any of its or their Sublicensees (or any abbreviation or adaptation thereof) in any publication, press release, marketing and promotional material or other form of publicity without the prior written approval of such other Party in each instance. The restrictions imposed by this Section 12.4 shall not prohibit either Party from making any disclosure identifying the other Party (a) to the extent required in connection with its exercise of its rights or obligations under this Agreement, or (b) that is required by Applicable Law or the rules of a stock exchange on which the securities of the disclosing Party are listed (or to which an application for listing has been submitted); provided that such Party shall submit the proposed disclosure identifying the other Party in writing to the other Party as far in advance as reasonably practicable (unless a shorter period is required by Applicable Law, at least five (5) Business Days prior to the anticipated date of disclosure) so as to provide a reasonable opportunity to comment thereon.

12.5    Public Announcements. The Parties have agreed upon the content of one (1) or more press releases and investor presentations which shall be issued or presented, as applicable, substantially in the form(s) attached hereto as Schedule 12.5, the release or presentation of which the Parties shall coordinate in order to accomplish such release and presentations promptly upon execution of this Agreement. Neither Party shall issue any other public announcement, press release or other public disclosure regarding this Agreement or, except as provided in Section 12.6, its subject matter without the other Party’s prior written consent, except for any such disclosure that is, in the opinion of the disclosing Party’s counsel, required by Applicable Law or the rules of a stock exchange on which the securities of the disclosing Party (or, if applicable, a parent of such disclosing Party) are listed (or to which an application for listing has been submitted). In the event a Party (or, if applicable, a parent of such Party) is, in the opinion of its counsel, required by Applicable Law or the rules of a stock exchange on which its securities are listed (or to which an application for listing has been submitted) to make such a public disclosure, such Party shall submit the proposed disclosure in writing to the other Party as far in advance as reasonably practicable (and, unless a shorter period is required by Applicable Law, in no event less than [Redacted] prior to the anticipated date of disclosure) so as to provide a reasonable opportunity to comment thereon and the disclosing Party shall consider such other Party’s comments in good faith. Neither Party shall be required to seek the permission of the other Party to disclose any information regarding the terms of this Agreement or any amendment hereto that has already been publicly disclosed by such Party or by the other Party, in accordance with this Section 12.5, provided that such information remains accurate as of such time and provided the frequency and form of such disclosure are reasonable.

12.6    Publications. The Parties recognize the desirability of publishing and publicly disclosing the results of, and information regarding, activities under this Agreement.

12.6.1    I-Mab Publications. I-Mab shall not and shall cause each of its Affiliates and its and their Sublicensees not to, from and after the Execution Date, make any publications or public disclosures regarding any Licensed Compound or Licensed Product without AbbVie’s prior written consent (including with respect to the content thereof), which shall not be unreasonably withheld, conditioned or delayed.

12.6.2    AbbVie Publications. From and after the Execution Date, AbbVie, its Affiliates and applicable Sublicensees shall be free to make publications or public disclosures regarding any Licensed Compound or Licensed Product and publicly disclose the results of and information regarding Development activities with respect to any Licensed Compound or Licensed Products under this Agreement, subject to prior review by I-Mab of any disclosure of Confidential Information of I-Mab for issues of patentability and protection of such Confidential Information, in a manner consistent with Applicable Law and industry practices, as provided in this Section 12.6.2. Accordingly, prior to publishing or disclosing any Confidential Information of I-Mab, AbbVie shall provide I-Mab with drafts of proposed abstracts, manuscripts or summaries of presentations that cover such Confidential Information. I-Mab shall respond promptly through its designated representative and in any event no later than [Redacted] after receipt of such proposed publication or presentation or such shorter period as may be required by the publication or presentation. AbbVie shall allow a reasonable period (not to exceed [Redacted]) to permit filings for patent protection and to otherwise address issues of Confidential Information or related competitive harm to the reasonable satisfaction of I-Mab.

12.7    Filing of this Agreement in the I-Mab Territory. If this Agreement is required to be filed or registered with any governmental authority in the I-Mab Territory in accordance with Applicable Law for the purpose of enabling the payments of upfront, milestones, royalties and any other payments between the Parties, or to exercise, enforce and enjoy all of the rights and obligations contained in this Agreement or any amendment thereto, I-Mab shall provide notify AbbVie of such filing or registration requirement and the Parties shall cooperate in good faith to prepare and execute an abbreviated license agreement in form and substance reasonably acceptable to AbbVie. I-Mab shall not submit any abbreviated license agreement with the such governmental authority unless and until such abbreviated license agreement is executed by each Party. The Parties acknowledge and agree that the terms and conditions of this Agreement shall control in the event of any inconsistency in, or any dispute regarding, the interpretation, applicability or enforcement of any abbreviated license agreement executed by the Parties.

12.8    Return of Confidential Information. Upon the effective date of the termination of this Agreement in its entirety for any reason, upon the written request of a Party, the non-requesting Party shall either, at the requesting Party’s election: (a) promptly destroy all copies of the requesting Party’s Confidential Information (other than Joint Know-How) in the possession or control of the non-requesting Party and confirm such destruction in writing to the requesting Party; or (b) promptly deliver to the requesting Party, at the non-requesting Party’s sole cost and expense, all copies of such Confidential Information (other than Joint Know-How) in the possession or control of the non-requesting Party. Notwithstanding the foregoing, the non-requesting Party shall be permitted to retain such Confidential Information (i) to the extent necessary or useful for purposes of performing any continuing obligations or exercising any ongoing rights hereunder and, in any event, a single copy of such Confidential Information for archival purposes and (ii) any computer records or files containing such Confidential Information that have been created solely by such non-requesting Party’s automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with such non-requesting Party’s standard archiving and back-up procedures, but not for any other uses or purposes. All Confidential Information shall continue to be subject to the terms of this Agreement for the period set forth in Section 12.1.

12.9    Additional I-Mab Obligations.

12.9.1    I-Mab shall maintain a list of each individual (and his/her title) to whom any Confidential Information of AbbVie has been disclosed by or on behalf of I-Mab or any of its Affiliates (or who has had access to any Confidential Information of AbbVie) and upon AbbVie’s request, provide AbbVie such list under confidence.

12.9.2    Upon AbbVie’s request, I-Mab shall cause each individual to whom any Confidential Information of AbbVie has been disclosed by or on behalf of I-Mab or any of Affiliates (or who has had access to any Confidential Information of AbbVie) to sign a written confidentiality agreement specifically with respect to such Confidential Information that is no less onerous than the confidentiality obligations set forth in this Article 12.

ARTICLE 13

REPRESENTATIONS AND WARRANTIES

13.1    Mutual Representations and Warranties. I-Mab and AbbVie each represents and warrants to the other, as of the Effective Date:

13.1.1    It is duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

13.1.2    The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action and do not violate: (a) such Party’s charter documents, bylaws or other organizational documents; (b) in any material respect, any agreement, instrument or contractual obligation to which such Party is bound; (c) any requirement of any Applicable Law; or (d) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party;

13.1.3    This Agreement is a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights, judicial principles affecting the availability of specific performance and general principles of equity (whether enforceability is considered a proceeding at law or equity); and

13.1.4    It is not under any obligation, contractual or otherwise, to any Person that conflicts with or is inconsistent in any material respect with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations hereunder.

13.2    Additional Representations and Warranties of I-Mab. In addition to Section 13.1, I-Mab hereby represents, warrants and covenants to AbbVie as of the Execution Date and the Effective Date, as set forth below in this Section 13.2, except as set forth in the disclosure schedules attached hereto as of the Execution Date (the “Initial Disclosure Schedules”) or the Updated Disclosure Schedules, as applicable.

13.2.1    I-Mab (a) is entitled to grant the licenses specified herein and (b) has the right to use all Regulatory Documentation, Information and Patents necessary for I-Mab to fulfill its obligations hereunder and all such Information and Patents are and will be I-Mab Know-How or I-Mab Patents respectively;

13.2.2    All I-Mab Patents existing (the “Existing Patents”) are listed on Schedule 13.2.2, and each Existing Patent properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Existing Patent is issued or such application is pending and is (a) subsisting and, to I-Mab’s Knowledge, is not invalid or unenforceable, in whole or in part, (b) solely and exclusively owned by I-Mab, free of any encumbrance, lien or claim of ownership by any Third Party and (c) filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for payment or any extension thereof. The pending applications included in Existing Patents are being diligently prosecuted in the respective patent offices in the I-Mab Territory or AbbVie Territory, as applicable, in accordance with Applicable Law and, with respect to such pending applications, I-Mab and its Affiliates have presented all relevant references, documents and information of which it and the inventors are aware to the relevant patent examiner at the relevant patent office. True, complete and correct copies of the file wrappers and other documents and materials relating to the prosecution, defense, maintenance, validity and enforceability of the Existing Patents have been provided to AbbVie. All inventor assignments with respect to inventions claimed in the Existing Patents have been properly executed as necessary at each respective patent office in the AbbVie Territory in accordance with Applicable Law. Ownership rights with respect to Existing Patents have been sufficiently transferred between I-Mab and any of its Affiliates, and there are no outstanding chain of title issues with respect to any of the Existing Patents;

13.2.3    The Existing Patents represent the entirety of the patents or patent applications, whether published or unpublished, owned or Controlled by I-Mab or any of its Affiliates that cover the Initial Licensed Compound or Exploitation thereof.

13.2.4    All Existing Patents have been properly assigned to either I-Mab Shanghai or I-Mab US.

13.2.5    All of the Existing Patents are either granted or pending, and none have been abandoned without the ability to revive as a matter of right.

13.2.6    There are no pending or, to I-Mab’s Knowledge, alleged or threatened, (a) inter partes reviews, post-grant reviews, interferences, re-examinations or oppositions involving the Existing Patents that are in or before any patent authority (or other governmental authority performing similar functions) or (b) any inventorship challenges involving the Existing Patents that are in or before any patent or other governmental authority;

13.2.7    The Existing Patents represent all Patents that I-Mab or its Affiliates own, Control or otherwise have rights to relating to any Licensed Compound or Licensed Product, or the Exploitation thereof as contemplated as of the Execution Date. To I-Mab’s Knowledge, there is no Information owned by or otherwise in the possession or control of I-Mab or any of its Affiliates that relates to a Licensed Compound or a Licensed Product that is not within the I-Mab Know-How. Neither I-Mab nor any of its Affiliates has previously entered into any agreement, whether written or oral, with respect to or otherwise assigned, transferred, licensed, conveyed or otherwise encumbered its right, title or interest in or to any Patent or other intellectual property or proprietary right or Information that would be Existing Patents or I-Mab Know-How (including any Regulatory Documentation) but for such assignment, transfer, license, conveyance or encumbrance;

13.2.8    Neither I-Mab nor any of its Affiliates had (a) published, or disclosed to any Third Party, the sequence of the Initial Licensed Compound, or any CD47 binding fragment contained in such Initial Licensed Compound, prior to [Redacted]; or (b) sold, put on sale or in public use, made available to the public, or otherwise commercially exploited the Initial Licensed Compound or any CD47 binding fragment of the Initial Licensed Compound prior to [Redacted];

13.2.9    True, complete and correct copies of all agreements between I-Mab or any of its Affiliates and a Third Party pursuant to which I-Mab or any of its Affiliates receives a license or other rights under any I-Mab Technology (the “In-License Agreements”) have been provided to AbbVie; provided that such copies have been redacted with respect to financial and other sensitive terms that are not applicable to I-Mab’s obligations or AbbVie’s rights hereunder. All of the In-License Agreements are included in Schedule 13.2.9, and (a) the licenses to I-Mab in the In-License Agreements that relate to I-Mab Technology are in full force and effect and by their terms and are sublicensable to AbbVie as contemplated by this Agreement; (b) all intellectual property rights relating to a Licensed Compound or a Licensed Product, or the Exploitation thereof, licensed to I-Mab or its Affiliates pursuant to the In-License Agreements are Controlled by I-Mab and the rights and obligations of the Parties hereunder are fully consistent with and are not limited in any material respect by the In-License Agreements, including such that the rights granted to AbbVie hereunder to intellectual property licensed pursuant to an In-License Agreement are no more restricted than the analogous rights granted to AbbVie hereunder with respect to intellectual property rights wholly owned by I-Mab or its Affiliates; (c) to I-Mab’s Knowledge, there are no challenges to or violation of the rights granted to I-Mab thereunder by any Third Party; (d) I-Mab is not in breach under any of the In-License Agreements, nor, to I-Mab’s Knowledge, is any counterparty thereto; (e) I-Mab has not received any written notice of breach under any of the In-License Agreements from the counterparty thereto; and (f) to I-Mab’s Knowledge, no facts or circumstances exist that would reasonably be expected to give rise to any such challenge, violation or breach;

13.2.10    Neither I-Mab nor any of its Affiliates has entered into any agreement, whether written or oral, (excluding agreements described in Section 13.2.9 and excluding confidentiality and non-disclosure agreements entered into in the normal course) that (a) assigned, transferred, licensed, conveyed or otherwise encumbered its right, title or interest in or to the Existing Patents or I-Mab Know-How, (b) granted any Third Party any rights of reference under or access to the Regulatory Documentation existing as of the Execution Date (“Existing Regulatory Documentation”), or (c) expressly pertained to the Development, Manufacture or Commercialization of any Licensed Compound or Licensed Product;

13.2.11    (a) No claim or litigation has been brought or asserted (and I-Mab has no Knowledge of any claim, whether or not brought or asserted) by any Person alleging that (i) the Existing Patents are invalid or unenforceable or (ii) the conception, development, reduction to practice, disclosing, copying, making, assigning or licensing of the Existing Patents or the I-Mab Know-How (including the Existing Regulatory Documentation) or the Exploitation of the Initial Licensed Compound or Existing Product as contemplated herein, violates, infringes, constitutes misappropriation or would violate, infringe any intellectual property or proprietary right of any Person and (b) nor, to I-Mab’s Knowledge do any facts or circumstances exist that could give rise to any such claims;

13.2.12    Except with respect to the claims listed in Schedule 13.2.13, (a) to I-Mab’s Knowledge, AbbVie’s Exploitation of the Initial Licensed Compound as the only therapeutically active ingredient, without any additional therapeutically active ingredient, in the indications listed in Schedule 13.2.12 as contemplated herein will not infringe any Patent of any Person or infringe or misappropriate any other intellectual property or proprietary right of any Person (provided that as used herein Knowledge means facts and information known after performing an investigation of Patents in English) and (b) to I-Mab’s actual knowledge without any duty of inquiry, AbbVie’s Exploitation of the Initial Licensed Compound in any other oncology indication as contemplated herein will not infringe any Patent of any Person or infringe or misappropriate any other intellectual property or proprietary right of any Person;

13.2.13    I-Mab has conducted a reasonably thorough review of every Patent claim listed in Schedule 13.2.13 and has determined that each such claim listed in Schedule 13.2.13 is invalid under the Applicable Law of the country or region in which the Patent including such claim is granted;

13.2.14    The conception, development, and reduction to practice of the Existing Patents and I-Mab Know-How existing as of the Effective Date have not constituted or involved the misappropriation of trade secrets or other rights or property of any Person;

13.2.15    There are no amounts that will be required to be paid to a Third Party as a result of the Exploitation of any Licensed Compound or Licensed Product that arise out of any agreement to which I-Mab or any of its Affiliates is a party or, to I-Mab’s Knowledge, at all, and the Exploitation of the Licensed Compounds and Licensed Products as contemplated herein will not be subject to any other license or agreement to which I-Mab or any of its Affiliates is a party, other than the In-License Agreements;

13.2.16    To I-Mab’s Knowledge, no Person is infringing or threatening to infringe or misappropriating or threatening to misappropriate the Existing Patents or the I-Mab Know-How (including the Existing Regulatory Documentation);

13.2.17    Each Person who has or has had any rights in or to any Existing Patents, any I-Mab Know-How, any Licensed Compound or Licensed Product (including any Information and other materials with respect to a Licensed Compound or Licensed Product developed or delivered by any Third Party under any agreements between I-Mab and any such Third Party) has assigned and has executed an agreement assigning its entire right, title and interest in and to such Existing Patents, I-Mab Know-How, any Licensed Compound or Licensed Product (including any such Information and other materials);

13.2.18    The inventions claimed by the Existing Patents and any other intellectual property with respect to any Licensed Compound or Licensed Product were not conceived, reduced to practice, discovered, developed or otherwise made in connection with any research activities funded, in whole or in part, by any grants, funds, and other money received from any governmental authority, and no governmental authority or academic institution has any right to, ownership of (including any “step-in” or “march-in” rights with respect to), or right to royalties for, or to impose any restriction on the assignment, transfer, grant of licenses or other disposal of the Existing Patents or I-Mab Know-How (including any Existing Regulatory Documentation), or to impose any requirement or restriction on the Exploitation of any Licensed Compound or Licensed Product as contemplated herein;

13.2.19    Without limiting the generality of Section 13.2.18, none of the Existing Patents or I-Mab Know-How (including any Existing Regulatory Documentation) is subject to any restriction or obligation pursuant to any of (a) Article 21 of the PRC Science and Technology Progress Law (中华人民共和国科学技术进步法), (b) the Provisions on Management of National Science & Technology Prominent Project (Civil) (国家科技重大专项(民口)管理暂行规定), and (c) the United States Patent and Trademark Law Amendments Act, 35 U.S.C. § 200 et seq., each of (a)-(c), as may be amended or succeeded from time to time, and the regulations promulgated thereunder, or any similar Applicable Law of any other jurisdiction;

13.2.20    The amino acid sequence of the Initial Licensed Compound set forth in Schedule 1.193 is identical to the amino acid sequence submitted in the application of the International Nonproprietary Name for the Initial Licensed Compound.

13.2.21    I-Mab has made available to AbbVie before the Execution Date all assignments and, to I-Mab’s Knowledge, all agreements that license or otherwise transfer rights or interests related to or in connection with the Initial Licensed Compound to which an inventor for the Initial Licensed Compound, Third Venture Biopharma (Nanjing) Co. Ltd., I-Mab Shanghai or I-Mab US is a party.

13.2.22    Third Venture Biopharma Co, Ltd., I-Mab Biopharma Co., Ltd. are historical and current English names of 天境生物科技(上海)有限公司, respectively.

13.2.23    I-Mab has not granted any commercial license to any Third Party for any Existing Patent, other than for the CTCSA;

13.2.24    With respect to each Existing CTA, no exploratory studies (as defined in such Existing CTA) are being or have been conducted under such Existing CTA;

13.2.25    I-Mab has made available to AbbVie all material I-Mab Know-How (including any Existing Regulatory Documentation) and other Information, including Information regarding the safety or efficacy of any Licensed Compound or Licensed Product in its possession or Control, and all such I-Mab Know-How (including any Existing Regulatory Documentation) and other Information are true, complete and correct;

13.2.26    To the Knowledge of I-Mab, the I-Mab Know-How has been kept confidential or has been disclosed to Third Parties only under terms of confidentiality. To the Knowledge of I-Mab and its Affiliates no breach of such confidentiality has been committed by any Third Party;

13.2.27    I-Mab and its Affiliates have generated, prepared, maintained and retained all Existing Regulatory Documentation that is required to be maintained or retained pursuant to and in accordance with good laboratory and clinical practice and Applicable Law in all material respects and all such information is true, complete and correct;

13.2.28    I-Mab and its Affiliates have conducted, and their respective contractors and consultants have conducted, all Development of the Licensed Compounds and Licensed Products, including any and all pre-clinical studies related thereto, in accordance with good laboratory and clinical practice and Applicable Law;

13.2.29    Neither I-Mab nor any of its Affiliates is currently conducting, or has conducted in the preceding [Redacted] period, any Development activities with respect to any Antibody, molecule, compound or other therapeutic product that is a Licensed Compound (including, for clarity, any Antibody with a CD47 binding fragment) of any Antibody described in clause (a) or (b) of the definition of Licensed Compound other than the Initial Licensed Compound and the Existing Multi-Specific Compounds;

13.2.30    No documents were disclosed to AbbVie after [Redacted] established by or on behalf of I-Mab (or any subfolders thereof).

13.2.31    To I-Mab’s Knowledge, there are no facts or circumstances that exist as of the Effective Date that would reasonably be expected to have an adverse effect in any material respect on the Exploitation of the Initial Licensed Compound as contemplated under this Agreement that have not been disclosed to AbbVie in writing, including via [Redacted] established by or on behalf of I-Mab (or any subfolders thereof).

13.2.32    Neither I-Mab nor any of its Affiliates, nor any of its or their respective officers, employees or agents has (a) committed an act, (b) made a statement or (c) failed to act or make a statement, in any case ((a), (b) or (c)), that (i) would be or create an untrue statement of material fact, failure to disclose a material fact, or fraudulent statement to FDA or any other Regulatory Authority with respect to the Exploitation of the Licensed Products or (ii) could reasonably be expected to provide a basis for FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other Regulatory Authority to take similar action under analogous laws or policies in the I-Mab Territory or the AbbVie Territory;

13.2.33    The information, documents and materials furnished to AbbVie in connection with its period of diligence prior to the Execution Date, do not, taken as a whole, (a) contain any untrue statement of a material fact or (b) to I-Mab’s Knowledge, omit to state any material fact necessary to make the statements or facts contained therein, in light of the circumstances under which they were made, not misleading.

13.2.34    Neither I-Mab nor any of its Affiliates, nor any officer, employee, or agent of I-Mab or its Affiliates, has ever been or is currently the subject of a proceeding that has or could lead to I-Mab or its Affiliates, or any officer, employee, or agent of I-Mab or its Affiliates, becoming a Restricted Individual or Entity. I-Mab shall not, and shall cause its Affiliates not to, use in any capacity, in connection with the obligations to be performed under this Agreement, any Person who is a Restricted Individual or Entity. I-Mab further covenants that if, during the Term, it or any of its Affiliates becomes a Restricted Individual or Entity, is listed on the FDA’s Disqualified/Restricted List, the OIG’s List of Excluded Individuals/Entities, or the System for Award Management Exclusions, or becomes subject to a proceeding that could result in it being a Restricted Individual or Entity, or if any officer, employee, or agent who performs any of I-Mab’s obligations hereunder becomes a Restricted Individual or Entity, is added to the FDA’s Disqualified/Restricted List, OIG’s List of Excluded Individuals/Entities, or the System for Award Management Exclusions, or becomes subject to a proceeding that could result in it being a Restricted Individual or Entity, I-Mab shall, upon becoming aware thereof, immediately notify AbbVie and, without limiting any other rights or remedies available to AbbVie, AbbVie shall have the have the option, at its sole discretion, to prohibit such Person from performing work under this Agreement.

13.2.35    I-Mab has adopted, or will adopt, or has caused or will cause each of its Affiliates or its or their Sublicensees to adopt, an inventor reward and remuneration policy that shall be legally sufficient under the Applicable Law. Each of I-Mab, its Affiliates, or its or their Sublicensees has paid all required inventor rewards and remuneration to its or their employees, contractors or other Person in connection with the Existing Patents, as well as any I-Mab Know-How as of the Effective Date, and each inventor for the inventions described in the Existing Patents has confirmed in writing receipt of such reward and remuneration (including the adequacy thereof). Each of I-Mab, its Affiliates or its or their Sublicensees will pay all required inventor reward and remuneration to its or their employees, contractors or other Persons who perform Development activities, or regulatory activities under this Agreement, or who conceive, reduce to practice, discover, develop, invent or otherwise make any Information or other inventions under or in connection with this Agreement.

13.2.36    The collection and processing of clinical data under this Agreement by I-Mab, its Affiliates and its and their permitted subcontractors, and all transfers and sharing of such data and other Information (including I-Mab Know-How and Regulatory Documentation) contemplated hereunder, including any clinical data with respect to any Licensed Compound or Licensed Product (a) among I-Mab, its Affiliates or Third Party subcontractors pursuant to this Agreement, or (b) by I-Mab to AbbVie or its designee, as of the Effective Date, (i) have been valid and in compliance with all Applicable Law, (ii) have received all requisite governmental authority approvals, including applicable HGR Approval(s) (which shall be sufficiently broad to cover all such transfer and sharing of data, Information and Regulatory Documentation contemplated hereunder), and (iii) have not been subject to any revocation, suspension or restriction, or the imposition of any fine, penalty, sanction, or other liability for violation of any Applicable Law.

13.2.37    Neither I-Mab nor any of its Affiliates is (a) state-owned, (b) subject to any state-owned assets administrations or other authorities with respect to the registration of state-owned assets or ownership of scientific data or (c) under a collective ownership.

I-Mab shall have the right to provide AbbVie updated disclosure schedules (the “Updated Disclosure Schedules”) up to [Redacted] prior to the Effective Date; provided that in the event I-Mab submits an Updated Disclosure Schedule in anticipation of the Effective Date occurring but the Effective Date does not occur as reasonably anticipated, then I-Mab shall have the right to submit updates to the Updated Disclosure Schedule up to [Redacted] prior to the Effective Date and if the Effective Date occurs sooner than reasonably expected, I-Mab shall have the right to submit the Updated Disclosure Schedule within [Redacted] after the Effective Date. The disclosures set forth in the Updated Disclosure Schedule shall be limited to (a) updating Schedule 13.2.2 and (b) any matter arising after the Execution Date that, if existing at the Execution Date, would have been required to be set forth or described in the Initial Disclosure Schedules or that is otherwise necessary to correct any information in the Initial Disclosure Schedule that has been rendered inaccurate by such matter, in either case, solely with respect to the representations and warranties set forth in Section 13.2.6, Section 13.2.9(d) (solely with respect to any breach of an In-License Agreement by the counterparty thereto), Section 13.2.9(e), Section 13.2.11, Section 13.2.16 or Section 13.2.26 (solely with respect to any breach of confidentiality by a Third Party). I-Mab acknowledges and agrees that any disclosure made by I-Mab pursuant to the Updated Disclosure Schedules shall not be deemed to amend or supplement the Initial Disclosure Schedules for any purpose hereunder, including for purposes of the indemnification provisions under Section 14.2. For clarity, an exception made by I-Mab in the Updated Disclosure Schedules may not cure a deficiency in the Initial Disclosure Schedules. I-Mab acknowledges and agrees that any disclosure made in the Updated Disclosure Schedules cannot cure a breach of any covenant or obligation of I-Mab hereunder, including Section 13.5 or Section 13.6, and no disclosure made in the Updated Disclosure Schedules that relates to or reflects any such breach by I-Mab shall be deemed to qualify any representation or warranty hereunder.

13.3    Data Packages. With respect to each Data Package, the Party providing such Data Package to the other Party hereby represents and warrants to such other Party, as of the Delivery Date for such Data Package, that to the providing Party’s Knowledge, such Data Package is true, complete and correct.

13.4    Debarment. Neither Party nor any of its Affiliates has been debarred or is subject to debarment and neither it nor any of its Affiliates has employed or otherwise used in any capacity, or will employ or otherwise use in any capacity in connection with the activities to be performed under this Agreement, any Person suspended, proposed for debarment, or debarred under Section 306 of the FFDCA or any foreign equivalent thereof, including the disqualification provisions of the Drug Administration Law in the I-Mab Territory and related regulations and rules, in performing any portion of its obligations hereunder. Each Party agrees to inform the other Party in writing promptly if it or any such Person who is performing activities hereunder is debarred or is the subject of a conviction described in Section 306 of the FFDCA or any foreign equivalent thereof, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of its or its Affiliates’ Knowledge, is threatened, relating to the debarment or conviction of it or any such Person performing services hereunder.

13.5    Pre-Effective Date Covenants. Promptly following the Execution Date, I-Mab shall, or cause its Affiliates to:

13.5.1    file with the Office of Human Genetic Resource Administration (“OHGRA”) an amendment to its prior HGR application for the clinical studies of the Existing Product existing as of the Execution Date to include AbbVie as an “other” entity as set forth in the HGR application form; and receive approval from the OHGRA for such amendment; and

13.5.2    take all actions necessary to obtain an official confirmation certificate from the OHGRA that allows I-Mab to transfer and share with AbbVie all Clinical Data generated in clinical trials for the Existing Product as of the Execution Date.

To the extent I-Mab requires AbbVie’s reasonable assistance to fulfill its obligations under Section 13.5.1 or Section 13.5.2, AbbVie will use reasonable efforts to provide such assistance.

13.6    Additional Covenants. From and after the Execution Date, (a) neither Party shall, and each Party shall cause its Affiliates and applicable Sublicensees not to, (i) misappropriate any Information of a Third Party or knowingly infringe any valid and enforceable Patents of a Third Party, in each case, in connection with the Development of the Licensed Compounds or Licensed Products under the Initial Development Plan, or (ii) enter into any agreement, whether written or oral, with respect to, or otherwise assign, transfer, license, convey or otherwise encumber (including by granting any covenant not to sue with respect to) any Licensed Compound, Licensed Product, Information or Patent in a manner that is inconsistent with or otherwise diminishes the rights and licenses granted to the other Party and its Affiliates hereunder, and (b) I-Mab shall not, and shall cause its Affiliates and applicable Sublicensees not to (i) commit any acts or permit the occurrence of any omissions that would cause breach or termination of any In-License Agreement or (ii) amend or otherwise modify or permit to be amended or modified, any In-License Agreement without prior written consent of AbbVie.

13.7    Additional Covenants of I-Mab.

13.7.1    From and after the Execution Date, I-Mab shall, and shall cause its Affiliates, its and their permitted Sublicensees, subcontractors and collaboration partners to ensure that, (a) the collection and processing of Clinical Data under this Agreement by itself, its Affiliates and its and their Sublicensees, subcontractors and collaboration partners, and (b) all transfers and sharing of data, Information (including I-Mab Know-How and Regulatory Documentation) contemplated hereunder, including any Clinical Data with respect to any Licensed Compound or Licensed Product (i) among I-Mab, its Affiliates or its and their Sublicensees, subcontractors and collaboration partners pursuant to this Agreement, or (ii) by I-Mab to AbbVie or its designee, in each case ((a) or (b)), are collected, processed, transferred and shared, based on the judgment of I-Mab after reasonable inquiry of HGR personnel with sufficient seniority to provide reliable advice or counsel with appropriate expertise and experience in HGR-related issues, after having received all requisite governmental authority approvals (including applicable HGR Approval(s), which shall be sufficiently broad and filed as many times as needed to cover all such transfer and sharing of Clinical Data, Information and Regulatory Documentation contemplated hereunder to the extent such transfer and sharing is subject to the regulation of governmental authority approvals) or otherwise in compliance with the Applicable Law in the I-Mab Territory. To the extent that any transfer and sharing of data, Information (including Regulatory Documentation and clinical data with respect to any Licensed Compound or Licensed Product) by I-Mab to AbbVie or its designee requires AbbVie’s reasonable assistance, AbbVie shall use reasonable efforts to provide such assistance.

13.7.2    With respect to each Existing CTA, I-Mab shall use commercially reasonable efforts to enter into an amendment with the applicable Existing Trial Site to provide that [Redacted].

13.7.3    From and after the Execution Date, with respect to each new clinical trial agreement entered into by a party or any of its Affiliates on the one hand, and a clinical trial site in the I-Mab Territory on the other hand, with respect to the development of a Licensed Product, such Party, as applicable, shall (or shall cause its Affiliate to), unless otherwise agreed by the Parties, subject to Section 13.7.4, use commercially reasonable efforts to cause such agreement to provide that [Redacted].

13.7.4    From and after the Execution Date, neither Party, nor any of its Affiliates, shall initiate any clinical study at any clinical site in the I-Mab Territory without the approval of the JGC [Redacted] unless the applicable clinical trial agreement provides that [Redacted].

13.7.5    [Redacted].

13.7.6    Upon AbbVie’s request (not more than [Redacted] unless a prior certification identifies compliance concerns), I-Mab shall promptly deliver to AbbVie a certificate executed by the Chief Compliance Officer or an authorized officer of I-Mab substantially in the form of Exhibit A (Compliance Certificate).

13.8    Data Privacy and Security.

13.8.1    Subject to Section 13.8.3, for all Personal Data collected, Processed, hosted, or transmitted in performance of this Agreement, including the conduct of the Development activities under the Initial Development Plan, the I-Mab Territory Development Plan or the AbbVie Territory Development Plan and the preparation and transmission of the Data Packages, each Party shall:

(a)    comply at all times with applicable Data Protection Laws;

(b)    to the extent permitted by Applicable Law, notify the other Party, as soon as practicable and in any event prior to making the relevant disclosure, if it is obliged to make a disclosure of the Personal Data under any Applicable Law;

(c)    make timely notification to and obtain any necessary authorizations from any relevant data protection regulator where required under applicable Data Protection Laws of its collection and other Processing of Personal Data in order to comply with its obligations under this Agreement;

(d)    at all times, act in a manner such that it is not subject to any prohibition or restriction which shall (i) prevent or restrict it from disclosing or transferring the Personal Data to the other Party, as may be required under this Agreement; or (ii) prevent or restrict it from Processing the Personal Data as envisaged under this Agreement. If either Party becomes aware of any circumstances which it believes, acting reasonably, may give rise to such a prohibition or restriction, it shall promptly notify the other Party of the same and take all reasonable steps, including following the other Party’s reasonable instructions, to ensure that it does not impact its performance of its obligations under this Section 13.8;

(e)    implement measures designed to ensure that all fair Processing or informed consent notices have been obtained by the study sponsor and are maintained and are sufficient in scope to enable the other Party to Process the Personal Data as required in order to comply with its obligation under this Agreement to obtain the benefit of its rights and to fulfil its obligations under this Agreement (including the transfer of all applicable Personal Data), in each case in accordance with applicable Data Protection Laws;

(f)    implement and maintain commercially reasonable administrative, technical, and physical safeguards designed to (i) maintain the security and confidentiality of the Personal Data; (ii) protect against reasonably anticipated threats or hazards to the security or integrity of the Personal Data; and (iii) protect against unauthorized access to or use of Personal Data;

(g)    notify the other Party promptly, and in any event within [Redacted] of receipt of any correspondence from: (i) a data protection regulator in relation to the Processing of Personal Data related to this Agreement, or (ii) a request or notice from a data subject exercising his rights under applicable Data Protection Laws including to access, rectify or delete his Personal Data in relation to the Personal Data Processed under this Agreement; and

(h)    refrain from taking actions related to the Processing of the Personal Data, which would be reasonably likely to damage or impair the other Party’s reputation.

13.8.2    Security Breach Notification. Each Party shall notify the other Party promptly and without undue delay upon learning of any actual misappropriation or unauthorized access to, or disclosure or use of the Personal Data Processed under the Agreement in its possession, custody or control (a “Data Breach”). The Party that experienced the Data Breach shall promptly investigate each Data Breach that it becomes aware of or has reason to suspect may have occurred and, in the case of a Data Breach and shall provide reasonable levels of access and information to the other Party. The Parties shall cooperate in identifying any reasonable steps that should be implemented to limit, stop or otherwise remedy a Data Breach.

13.8.3    Compliance with Applicable Data Protection Laws. In the event either Party reasonably determines that applicable Data Protection Laws require the Parties to execute any additional documents or agreements, the Parties shall negotiate in good faith to execute and implement such documents or agreements, including a cross-border data transfer agreement, a data protection addendum or data protection impact assessment under Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation).

13.9    DISCLAIMER OF WARRANTIES. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS OR GRANTS ANY WARRANTIES, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE AND EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, WHETHER WRITTEN OR ORAL OR EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE.

13.10    Anti-Bribery and Anti-Corruption Compliance. Each Party represents, warrants, and covenants to the other Party in connection with this Agreement that:

13.10.1    it shall, and shall cause its Affiliates and its and their Sublicensees and subcontractors to, conduct their activities and exercise their rights under this Agreement in a manner that complies with Applicable Law, including the PRC Criminal Law and the PRC Anti-unfair Competition Law, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, each, as may be amended from time to time, and any other applicable anti-corruption laws and laws for the prevention of fraud, racketeering, money laundering or terrorism (collectively, “Anti-Corruption Laws”), and good business ethics.

13.10.2    it shall not, and shall cause its Affiliates and its and their Sublicensees and subcontractors not to, directly or indirectly, in connection with its activities under this Agreement pay, offer or promise to pay, or authorize the payment of any money, or give, offer or promise to give, or authorize the giving of anything of value (collectively, a “Payment”) to any official or employee of any government, or any department, agency, or instrumentality thereof; political party or political party official; official or employee of any international public organizations; candidates for public office; representatives of other businesses; health care professionals; or persons acting on behalf of any of the foregoing (collectively, “Officials”) if such Payment would constitute a violation of any Anti-Corruption Law. In addition, regardless of legality, neither Party shall, and each Party shall cause its Affiliates and its and their Sublicensees and subcontractors not to, make any Payment, directly or indirectly, in connection with its activities under this Agreement, to any Official if such Payment is for the purpose of (a) improperly influencing or rewarding any act or decision of such Official, (b) inducing such Official to do or omit to do any act in violation of his or her lawful duty, (c) improperly inducing such Official to use its or his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, or (d) securing any improper advantage for either Party. Each Party acknowledges and agrees that none of it, or any of its Affiliates or its or their respective officers, directors, employees, agents or representatives (collectively, “Representatives”) is authorized to waive compliance with the provisions of this Section 13.10 and that each Party will be solely responsible for its compliance with the provisions of this Section 13.10 and the Anti-Corruption Laws irrespective of any act or omission of the other Party or any of its Affiliates or Sublicensees or its or their respective Representatives. Without prejudice to any other rights or remedies that may be available to AbbVie under this Agreement or in law or equity, AbbVie may terminate this Agreement in its entirety immediately on notice to I-Mab in the event that [Redacted]. In the event of such termination, AbbVie shall have no liability to I-Mab for any charges, fees, reimbursements, or other compensation or claims under this Agreement, including for services previously performed.

13.10.3    Each Party shall promptly notify the other Party upon becoming aware of and shall keep the other Party reasonably apprised of, (a) any allegation or violation of, or any notice, subpoena, demand, or other communication (oral or written) from any governmental authority regarding such Party’s actual, alleged, or possible failure to comply with, any Anti-Corruption Laws or any other Applicable Law by such Party or any of its Affiliates or those acting on such Party’s behalf, (b) any confirmed or corroborated violation of Anti-Corruption Laws or any other Applicable Law that are the result of an internal inquiry; and (c) the occurrence of any fact or event that would render any representation, warranty, covenant, or undertaking in Section 13.10.2 or Section 13.10.3 incorrect or misleading, in each case ((a) - (c)), in connection with the matters that are the subject of this Agreement, including the performance by such Party of its obligations hereunder. Following such notification, such Party shall keep the other Party reasonably apprised of the matters described in this Section 13.10.3 throughout the duration of such matters.

ARTICLE 14

INDEMNITY

14.1    Indemnification of I-Mab. Subject to Section 14.3, AbbVie shall indemnify I-Mab, its Affiliates and its and their respective directors, officers, employees and agents (collectively, the “I-Mab Indemnitees”), and defend and save each of them harmless, from and against any and all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) in connection with any and all suits, investigations, claims or demands of Third Parties (collectively, “Third Party Claims”) arising from or occurring as a result of: [Redacted].

14.2    Indemnification of AbbVie. Subject to Section 14.3, I-Mab shall indemnify AbbVie, its Affiliates, its and their respective directors, officers, employees and agents (collectively, the “AbbVie Indemnitees”), and defend and save each of them harmless, from and against any and all Losses in connection with any and all Third Party Claims arising from or occurring as a result of: [Redacted].

14.3    Indemnification Procedures.

14.3.1    Notice of Claim. All indemnification claims in respect of an AbbVie Indemnitee or an I-Mab Indemnitee shall be made solely by AbbVie or I-Mab, as applicable (each of AbbVie or I-Mab in such capacity, the “Indemnified Party”). The Indemnified Party shall give the indemnifying Party (each of AbbVie or I-Mab in such capacity, the “Indemnifying Party”) prompt written notice (an “Indemnification Claim Notice”) [Redacted] after becoming aware of any Third Party Claim asserted or threatened against an AbbVie Indemnitee or an I-Mab Indemnitee, as applicable, that could give rise to a right of indemnification under this Agreement, but in no event shall the Indemnifying Party be liable for any Losses to the extent such Losses result from any delay in the Indemnified Party providing such Indemnification Claim Notice. Each Indemnification Claim Notice must contain a description of the Third Party Claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known at such time). The Indemnified Party shall promptly furnish to the Indemnifying Party copies of all papers and official documents received in respect of any Losses and Third Party Claims.

14.3.2    Control of Defense. At its option, the Indemnifying Party may assume the defense of any Third Party Claim, except for any Third Party Infringement Claim, the procedures for which are set forth in Section 11.5.2, by notifying the Indemnified Party in writing within [Redacted] after the Indemnifying Party’s receipt of an Indemnification Claim Notice. The assumption of the defense of a Third Party Claim by the Indemnifying Party shall not be construed as an acknowledgment that the Indemnifying Party is liable to indemnify any AbbVie Indemnitee or I-Mab Indemnitee, as applicable, in respect of such Third Party Claim, nor shall it constitute a waiver by the Indemnifying Party of any defenses it may assert against an AbbVie Indemnitee’s or I-Mab Indemnitee’s, as applicable, claim for indemnification. Upon assuming the defense of a Third Party Claim, the Indemnifying Party may appoint as lead counsel in the defense of the Third Party Claim any legal counsel reasonably selected by the Indemnifying Party reasonably acceptable to the Indemnified Party. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall promptly deliver to the Indemnifying Party all original notices and documents (including court papers) received by any AbbVie Indemnitee or I-Mab Indemnitee, as applicable, in connection with such Third Party Claim. If the Indemnifying Party assumes the defense of a Third Party Claim, except as provided in Section 14.3.3, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party or any AbbVie Indemnitee or I-Mab Indemnitee, as applicable, in connection with the analysis, defense or settlement of such Third Party Claim unless specifically requested in writing by the Indemnifying Party. If it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold harmless an AbbVie Indemnitee or I-Mab Indemnitee, as applicable, from and against a Third Party Claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all reasonable and verifiable costs and expenses (including attorneys’ fees and costs of suit) and any Losses incurred by the Indemnifying Party in its defense of such Third Party Claim.

14.3.3    Right to Participate in Defense. The Indemnified Party shall be entitled to participate in, but not control, the defense of a Third Party Claim and to employ counsel of its choice for such purpose; provided that such employment shall be at the Indemnified Party’s sole cost and expense unless (a) the employment thereof has been specifically authorized in writing by the Indemnifying Party, (b) the Indemnifying Party has failed to assume the defense and employ counsel in accordance with Section 14.3.2 (in which case the Indemnified Party shall control the defense) or (c) the interests of the AbbVie Indemnitee or I-Mab Indemnitee, as applicable, on the one hand, and the Indemnifying Party, on the other hand, with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of all such Persons under Applicable Law, ethical rules or equitable principles (in which case the Indemnifying Party shall control its defense and the Indemnified Party shall control the defense of the AbbVie Indemnitees or the I-Mab Indemnitees, as applicable).

14.3.4    Settlement. With respect to any Third Party Claim for which the Indemnifying Party has assumed the defense of such Third Party Claim in accordance with Section 14.3.2 that relates solely to the payment of money damages in connection with such Third Party Claim and that will not result in any AbbVie Indemnitee or I-Mab Indemnitee, as applicable, becoming subject to injunctive or other relief, and as to which the Indemnifying Party has acknowledged in writing the obligation to indemnify all AbbVie Indemnitees or I-Mab Indemnitees, as applicable, hereunder, [Redacted]. With respect to all other Third Party Claims for which the Indemnifying Party has assumed the defense of the Third Party Claim in accordance with Section 14.3.2, [Redacted]. If the Indemnifying Party has assumed the defense of a Third Party Claim in accordance with Section 14.3.2, [Redacted]. Regardless of whether the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party [Redacted] under Section 14.1 or Section 14.2, as applicable, without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

14.3.5    Cooperation. Regardless of whether the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall and shall cause each AbbVie Indemnitee or I-Mab Indemnitee, as applicable, to, cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours, afforded to the Indemnifying Party to, and reasonable retention by the Indemnified Party and AbbVie Indemnitee or I-Mab Indemnitee, as applicable, of, records and information that are reasonably relevant to such Third Party Claim and making the AbbVie Indemnitees or I-Mab Indemnitees, as applicable, and other employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided that neither Party shall be required to disclosed legally privileged information unless and until procedures reasonably acceptable to such Party are in place to protect such privilege, and the Indemnifying Party shall reimburse the Indemnified Party for all its reasonable and verifiable Out-of-Pocket Costs in connection therewith, without prejudice to the Indemnifying Party’s right to contest any AbbVie Indemnitee’s or I-Mab Indemnitee’s, as applicable, right to indemnification and subject to refund if the Indemnifying Party is ultimately held not to be obligated to indemnify an AbbVie Indemnitee or an I-Mab Indemnitee, as applicable.

14.4    Special, Indirect and Other Losses. EXCEPT (A) IN THE EVENT OF THE WILLFUL MISCONDUCT OR FRAUD OF A PARTY OR A PARTY’S BREACH OF ITS OBLIGATIONS UNDER SECTION 2.4 OR ARTICLE 12, (B) AS PROVIDED UNDER SECTION 16.11, AND (C) TO THE EXTENT ANY SUCH DAMAGES ARE REQUIRED TO BE PAID TO A THIRD PARTY AS PART OF A CLAIM FOR WHICH A PARTY PROVIDES INDEMNIFICATION UNDER THIS ARTICLE 14, NEITHER PARTY NOR ANY OF ITS AFFILIATES OR SUBLICENSEES SHALL BE LIABLE IN CONTRACT, TORT, NEGLIGENCE, BREACH OF STATUTORY DUTY OR OTHERWISE FOR ANY SPECIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OR FOR LOSS OF PROFITS SUFFERED BY THE OTHER PARTY.

14.5    Insurance.

(a)    I-Mab shall obtain and carry in full force and effect the minimum insurance requirements set forth herein from an insurance company properly licensed to provide the required insurance. Such insurance (i) shall be primary insurance with respect to I-Mab’s own participation under this Agreement, (ii) shall be issued by a recognized insurer rated by A.M. Bests “A-IX” (or its equivalent) or better, or an insurer pre-approved in writing by AbbVie, (iii) shall list AbbVie as an additional insured thereunder, and (iv) shall require [Redacted]’ written notice to be given to AbbVie prior to any cancellation, non-renewal or material change thereof. The types of insurance and minimum limits shall be:

(i)    Required Coverages: I-Mab shall at all times maintain in force any insurance policy in connection with this Agreement that is required by any Applicable Law and at all times remain fully compliant with any Applicable Law.

(ii)    Clinical Trial Insurance: Effective at least [Redacted] prior to the launch of any human clinical trials sponsored by I-Mab under this Agreement (including, for clarity, any ongoing trials under the Initial Development Plan), I-Mab shall obtain a clinical trial insurance, with a minimum limit of [Redacted] in the aggregate, in force throughout the life of any such clinical trials, and such insurance shall be effected, maintained and documented to AbbVie in compliance with this Agreement and in compliance with any Applicable Law in the I-Mab Territory.

(iii)    Product Liability: Effective at least [Redacted] prior to First Commercial Sale of a Licensed Product in the I-Mab Territory, I-Mab shall obtain a product liability insurance with a minimum limit of [Redacted] in the aggregate, in force throughout the period during which any Licensed Product is sold in the I-Mab Territory.

(b)    AbbVie hereby represents and warrants to I-Mab that it is self-insured against liability and other risks associated with its and its Affiliates’ and any Sublicensees’ activities and obligations under this Agreement, including clinical trials (sponsored by AbbVie in any country or jurisdiction where such coverage is required), the Exploitation of Licensed Products in the AbbVie Territory and AbbVie’s indemnification obligations hereunder, in such amounts and on such terms as are (i) reasonably, normal and customary for large pharmaceutical companies in the pharmaceutical industry for the activities to be conducted by it under this Agreement, and (ii) otherwise required by Applicable Law. AbbVie shall furnish to I-Mab evidence of such self-insurance upon I-Mab’s reasonable request.

ARTICLE 15

TERM AND TERMINATION

15.1    Term and Expiration. This Agreement shall take effect automatically without further action of either Party on the Effective Date; provided, however, that the provisions of Section 2.4, Section 7.2.9, Section 13.5, Section 13.6, Section 13.7.1, Section 13.7.3, Section 13.7.4, Section 15.2.4, Article 12 and Article 16 shall become binding and effective as of the Execution Date. Unless earlier terminated in accordance herewith, this Agreement shall continue in force and effect until the later of (a) the date of expiration of the last Royalty Term for the last Licensed Product, and (b) the date of expiration of the last I-Mab Royalty Term for the last Licensed Product (such period, the “Term”). Following the expiration of the Royalty Term for a Licensed Product in a country or jurisdiction, the rights granted in Section 2.1 shall become fully-paid, royalty-free, perpetual and irrevocable for such Licensed Product in such country or jurisdiction. Following the expiration of the I-Mab Royalty Term for an Licensed Product in a country or jurisdiction, the rights granted in Section 2.2 shall become fully-paid, royalty-free, perpetual and irrevocable for such Licensed Product in such country or jurisdiction. For clarity, upon the expiration of the Term, the rights granted in Section 2.1 and Section 2.2 shall become fully-paid, royalty-free, perpetual and irrevocable in their entirety.

15.2    Termination.

15.2.1    Material Breach.

(a)    If either Party (the “Breaching Party”) materially breaches any of its material obligations under this Agreement in a manner that fundamentally frustrates the value or essential characteristics of the transactions contemplated by this Agreement, in addition to any other right and remedy the other Party (the “Non-Breaching Party”) may have, the Non-Breaching Party may terminate this Agreement in its entirety by providing [Redacted] (the “Notice Period”) prior written notice (the “Termination Notice”) to the Breaching Party and specifying the breach and its claim of right to terminate; [Redacted].

(b)    [Redacted].

(c)    [Redacted].

15.2.2    Termination by AbbVie. AbbVie may terminate this Agreement: (a) in its entirety immediately upon written notice to I-Mab if AbbVie in good faith determines [Redacted].

15.2.3    Termination for Insolvency. If either Party or a controlling Affiliate (a) makes an assignment for the benefit of creditors, (b) appoints or suffers appointment of a receiver or trustee over all or substantially all of its property that is not dismissed or discharged within [Redacted] after such appointment, (c) proposes a written agreement of composition or extension of its debts and obligations owed to all or substantially all of its creditors, (d) proposes or is a party to any dissolution or liquidation with any government authority, (e) files a petition under any bankruptcy or insolvency law or is the subject of any such petition that is not dismissed within [Redacted] of the filing thereof or (f) admits in writing its inability to meet its obligations as they generally become due, then the other Party may terminate this Agreement in its entirety effective immediately upon written notice to such Party.

15.2.4    Termination for Failure or Delay to Obtain HSR Clearance. This Agreement shall terminate (a) upon notice given by AbbVie to I-Mab if either Party receives a second request for additional information under the HSR Act (a “Second Request”), or (b) upon notice given by AbbVie to I-Mab if the Effective Date has not occurred within one hundred eighty (180) days after the date on which the HSR Filing is made.

15.2.5    Termination by I-Mab. I-Mab shall have the right to terminate this Agreement in its entirety in accordance with Section 2.6.

15.2.6    Termination for Patent Challenge. Except to the extent the following is unenforceable or prohibited under Applicable Law or is in violation of public policy in a particular jurisdiction, I-Mab may terminate this Agreement upon [Redacted] prior written notice to AbbVie if AbbVie or its Affiliates, individually or together with any other Person, commences a legal action challenging the validity or enforceability of any I-Mab Patents that are Product Patents and specified in Schedule 15.2.6 anywhere in the world (a “Patent Challenge”); provided, however, that I-Mab shall not have the right to terminate this Agreement if, [Redacted] after receipt of written notice from I-Mab, AbbVie or its Affiliate, as applicable, rescinds any and all of such Patent Challenge (or in the case of ex-parte proceedings, multi-party proceedings, or other Patent Challenges that AbbVie or such Affiliate does not have the power to unilaterally withdraw or cause to be withdrawn, AbbVie and its Affiliate, as applicable, knowingly ceases providing any direction to any Person with respect to such Patent Challenge and, to the extent AbbVie or any of its Affiliates is a party to such Patent Challenge, it withdraws from such Patent Challenge) [Redacted].

15.3    Rights in Bankruptcy.

(a)    The Parties intend to take advantage of the protections of Section 365(n) (or any successor provision) of the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction to the maximum extent permitted by Applicable Law. All rights and licenses granted under or pursuant to this Agreement, but only to the extent they constitute licenses of a right to “intellectual property” as defined in Section 101 of the U.S. Bankruptcy Code or in any analogous provisions in any other country or jurisdiction (as the case may be) shall be deemed to be “intellectual property” for the purposes of Section 365(n) or any analogous provisions in any other country or jurisdiction (as the case may be). The Parties shall retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, including the right to obtain the intellectual property from another entity.

(b)    In the event of the commencement of a bankruptcy proceeding by or against either Party under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, the Party that is not subject to such proceeding shall be entitled to a complete duplicate of (or complete access to, as appropriate) all such intellectual property (including all embodiments of such intellectual property), which, if not already in the non-subject Party’s possession, shall be promptly delivered to it upon the non-subject Party’s written request (i) upon commencement of a bankruptcy proceeding, unless the Party subject to such proceeding continues to perform all of its obligations under this Agreement, or (ii) if not delivered pursuant to clause (i) above because the subject Party continues to perform, upon the rejection of this Agreement by or on behalf of the subject Party.

(c)    Unless and until the subject Party rejects this Agreement, the subject Party shall perform this Agreement or provide the intellectual property (including all embodiments of such intellectual property) to the non-subject Party, and shall not interfere with the rights of the non-subject Party to such intellectual property, including the right to obtain the intellectual property from another entity.

(d)    The Parties acknowledge and agree that payments made under Section 10.3 are not intended to be and shall not (i) constitute royalties within the meaning of Section 365(n) of the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction or (ii) relate to licenses of intellectual property hereunder.

15.4    Termination of this Agreement in its Entirety. In the event that this Agreement is terminated in its entirety for any reason, then, subject to Section 15.6, the following terms shall apply:

15.4.1    All licenses and rights granted by I-Mab to AbbVie under Section 2.1 shall terminate.

15.4.2    All licenses and rights granted by AbbVie to I-Mab under Section 2.2 shall terminate.

15.4.3    AbbVie shall, upon termination of this Agreement, wind down its ongoing Development, regulatory or Commercialization activities under this Agreement in an orderly fashion, [Redacted].

15.4.4    In the event that this Agreement is terminated in its entirety by I-Mab pursuant to Section 15.2.1, Section 15.2.3, Section 15.2.5 or Section 15.2.6, or by AbbVie pursuant to Section 15.2.2(a) or Section 15.2.2(b), with respect to each Terminated Product:

(a)    AbbVie shall, and hereby does effective as of the effective date of termination, grant I-Mab an exclusive, royalty-bearing license, with the right to grant multiple tiers of sublicenses, under the AbbVie Terminated Product Technology and the Product Trademarks applicable to such Terminated Product, to Exploit in the Terminated Territory such Terminated Product and any Permitted Modifications thereof; provided that: (i) the foregoing license shall, unless the Parties otherwise enter a separate agreement in writing, exclude any license or other rights with respect to any Other Active or Other Ingredient or any active ingredient or moiety that is contained in such Terminated Product but is not a Licensed Compound; (ii) I-Mab shall pay to AbbVie any applicable Reverse Royalty in accordance with Section 15.6 with respect to the Exploitation of the Terminated Products in the Terminated Territory; and (iii) with respect to each Third Party agreement for any AbbVie Terminated Product Technology, (A) I-Mab shall be responsible for (x) making any payments (including royalties, milestones and other amounts) payable by AbbVie to Third Parties under such Third Party agreement with respect to the applicable Terminated Product(s) of which AbbVie has notified I-Mab and that result from I-Mab’s practice of the license granted by AbbVie to I-Mab pursuant to this Section 15.4.4(a), by making such payments directly to AbbVie and, in each instance, I-Mab shall make the requisite payments to AbbVie and provide the necessary reporting information to AbbVie in sufficient time to enable AbbVie to comply with its obligations under such Third Party agreement, and (y) complying with any other obligations included in such Third Party agreement of which AbbVie has notified I-Mab and that are applicable to the grant to I-Mab of such license or to the exercise of such license by I-Mab or any of its Affiliates or Sublicensees and (B) AbbVie shall be responsible for paying or providing to the applicable Third Party any payments or reports made or provided by I-Mab under this Section 15.4.4(a).

(b)    AbbVie shall, to the extent allowed by Applicable Law and upon I-Mab’s reasonable request and at I-Mab’s cost and expense (including for AbbVie’s FTE Costs and Out-of-Pocket Costs), transfer and assign all Regulatory Approvals, INDs, CTA Approvals, ethics committee approvals, and HGR Approvals, in each case, with respect to any Terminated Product in AbbVie’s possession and control to I-Mab or its designee.

(c)    To the extent AbbVie is Manufacturing such Terminated Product for I-Mab at the time of such termination and I-Mab is not also Manufacturing such Terminated Product at such time, the Parties shall, upon I-Mab’s reasonable request, negotiate in good faith and agree upon a reasonable mechanism for I-Mab to Manufacture or obtain supply of such Terminated Product, which mechanism may include (i) AbbVie continuing to Manufacture such Terminated Product beyond the [Redacted] time period set forth in Section 15.4.4(d), (ii) to the extent not jeopardizing the proprietary nature of the AbbVie Manufacturing Process, AbbVie providing access to such AbbVie Manufacturing Process for such Terminated Product directly to [Redacted] mutually agreed upon Third Party contract manufacturers and AbbVie authorizing such Third Party(ies) to Manufacture such Terminated Product for I-Mab, subject to terms and conditions in order to protect the proprietary nature thereof, or (iii) AbbVie transferring the AbbVie Manufacturing Process for such Terminated Product to I-Mab on terms and conditions agreed upon by the Parties, including terms and conditions in order to protect the proprietary nature of such AbbVie Manufacturing Process.

(d)    If AbbVie was Manufacturing or having Manufactured such Terminated Product at the time of such termination and I-Mab is not Manufacturing or having Manufactured such Terminated Product at the time of such termination, at I-Mab’s request, for a reasonable period of time (not to exceed [Redacted]) after such termination until I-Mab establishes an alternative supplier, AbbVie shall Manufacture or have Manufactured and supply or have supplied reasonable quantitates of the Terminated Product to I-Mab at the AbbVie Supply Price.

15.5    Termination of this Agreement in a Terminated Territory. In the event of a termination of this Agreement with respect to a Terminated Territory by AbbVie pursuant to Section 15.2.2(b) or I-Mab pursuant to Section 15.2.1(b), with respect to a Terminated Territory (but not in the case of any termination of this Agreement in its entirety), then, subject to Section 15.6, the following terms shall apply:

15.5.1    All licenses and other rights granted by I-Mab to AbbVie pursuant to Section 2.1 shall automatically be deemed to be amended to exclude, if applicable, the right to Exploit any Licensed Product in such Terminated Territory, provided that such licenses and other rights with respect to the Development and Manufacture of Terminated Products shall survive and continue in effect in such Terminated Territory solely for the purpose of furthering the Exploitation of the corresponding Licensed Product in the AbbVie Territory.

15.5.2    AbbVie shall, upon termination of this Agreement, wind down its ongoing Commercialization activities in any Terminated Territory under this Agreement in an orderly fashion, at its sole cost and expense.

15.5.3    I-Mab and AbbVie shall negotiate in good faith the terms and conditions of a written agreement (“Terminated Territory Agreement”) to govern the Exploitation of Licensed Products in such Terminated Territory, including any pharmacovigilance or other information sharing that may be required. The Parties use good faith efforts to include in the Terminated Territory Agreement any provisions necessary to coordinate the Development, Manufacture and Commercialization of the Terminated Products in the Terminated Territory, on the one hand, and the Development, Manufacture and Commercialization of the Licensed Products in and for the AbbVie Territory, on the other hand, as needed. Without limiting the foregoing, as of the effective date of termination:

(a)    AbbVie shall, and hereby does effective as of the effective date of termination, with respect to each Terminated Product, grant to I-Mab a royalty-bearing license, with the right to grant multiple tiers of sublicenses, under the AbbVie Terminated Product Technology with respect to such Terminated Product and the Product Trademarks applicable to such Terminated Product in such Terminated Territory, to Exploit such Terminated Product solely in such Terminated Territory and any Permitted Modifications thereof; provided that: (i) the foregoing license shall, unless the Parties otherwise enter a separate agreement in writing, exclude any license or other rights with respect to any Other Active or Other Ingredient or any active ingredient or moiety that is contained in such Terminated Product but is not a Licensed Compound; (ii) I-Mab shall pay to AbbVie any applicable Reverse Royalty in accordance with Section 15.6 with respect to the Exploitation of the Terminated Products in the Terminated Territory; (iii) with respect to each Third Party agreement for any AbbVie Terminated Product Technology, (A) I-Mab shall be responsible for (x) making any payments (including royalties, milestones and other amounts) payable by AbbVie to Third Parties under such Third Party agreements with respect to the applicable Terminated Product(s) that are the subject of the license granted by AbbVie to I-Mab pursuant to this Section 15.5.3 by making such payments directly to AbbVie and, in each instance, I-Mab shall make the requisite payments to AbbVie and provide the necessary reporting information to AbbVie in sufficient time to enable AbbVie to comply with its obligations under such Third Party agreement, and (y) complying with any other obligations included in any such Third Party agreements that are applicable to the grant to I-Mab of such license or to the exercise of such license by I-Mab or any of its Affiliates or Sublicensees and (B) AbbVie shall be responsible for paying or providing to the applicable Third Party any payments or reports made or provided by I-Mab under this Section 15.5.3.

(b)    AbbVie shall, to the extent allowed by Applicable Law and upon I-Mab’s reasonable request and at I-Mab’s cost and expense (including for AbbVie’s FTE Costs and Out-of-Pocket Costs), transfer and assign all Regulatory Approvals, INDs, CTA Approvals, ethics committee approvals, and HGR Approvals, in each case, with respect to any Terminated Product in the Terminated Territory in AbbVie’s possession and control to I-Mab or its designee.

(c)    To the extent AbbVie is Manufacturing such Terminated Product for I-Mab at the time of such termination and I-Mab is not also Manufacturing such Terminated Product at such time, the Parties shall, upon I-Mab’s reasonable request, negotiate in good faith and agree upon a reasonable mechanism for I-Mab to Manufacture or obtain supply of such Terminated Product, which mechanism may include (i) AbbVie continuing to Manufacture such Terminated Product beyond the [Redacted] time period set forth in Section 15.5.3(d) (ii) to the extent not jeopardizing the proprietary nature of the AbbVie Manufacturing Process, AbbVie providing access to such AbbVie Manufacturing Process for such Terminated Product directly to [Redacted] mutually agreed upon Third Party contract manufacturers and AbbVie authorizing such Third Party(ies) to Manufacture such Terminated Product for I-Mab, subject to terms and conditions in order to protect the proprietary nature thereof, or (iii) AbbVie transferring the AbbVie Manufacturing Process for such Terminated Product to I-Mab on terms and conditions agreed upon by the Parties, including terms and conditions in order to protect the proprietary nature of such AbbVie Manufacturing Process.

(d)    If AbbVie was Manufacturing or having Manufactured such Terminated Product at the time of such termination and I-Mab is not Manufacturing or having Manufactured such Terminated Product at the time of such termination, at I-Mab’s request, for a reasonable period of time (not to exceed [Redacted]) after such termination until I-Mab establishes an alternative supplier, AbbVie shall Manufacture or have Manufactured and supply or have supplied reasonable quantities of the Terminated Product to I-Mab at the AbbVie Supply Price.

15.5.4    The Parties agree and acknowledge that, Exploitation of any Terminated Product or any Permitted Modifications in and solely for the Terminated Territory by I-Mab shall not constitute a breach of Section 2.4.1.

15.6    Reverse Royalty. If this Agreement is terminated in its entirety or with respect to one (1) or more Terminated Territories (other than any termination of this Agreement by I-Mab pursuant to Section 15.2.1), then I-Mab shall pay AbbVie for all Terminated Products sold in the Terminated Territory royalties on Net Sales of Terminated Products sold by I-Mab, its Affiliates or Sublicensees on a Terminated Product-by-Terminated Product and country (or jurisdiction)-by-country (or jurisdiction basis) until [Redacted]. For purposes of this Section 15.6, the provisions of Section 10.4 through Section 10.6 shall apply mutatis mutandis to the calculation and payment of I-Mab’s obligations to pay royalties under this Section 15.6 as they apply to AbbVie and, solely for such purpose, each reference in each such Sections (and any related definitions) to (i) AbbVie shall be deemed to be a reference to I-Mab, and (ii) a Sublicensee of AbbVie shall be deemed to be a reference to a Sublicensee of I-Mab or its Affiliates.

15.7    Remedies. Except as otherwise expressly provided herein, termination of this Agreement (either in its entirety or with respect to one (1) or more Licensed Products or Terminated Territories) in accordance with the provisions hereof shall not limit remedies that may otherwise be available in law or equity.

15.8    Rights of AbbVie In Lieu of Termination. In the event that AbbVie has the right to terminate this Agreement in its entirety pursuant to Section 15.2.1 (for clarity, after the Notice Period and subject to the provisions of Section 15.2.1 with respect to cure and tolling and being a remedy of last resort) or Section 15.2.3, AbbVie may, in lieu of termination, elect to continue this Agreement as modified by this Section 15.8 in which case, effective as of the date AbbVie delivers a written notice of such election to I-Mab:

15.8.1    as liquidated damages, any amounts, after giving effect to any deductions allowable hereunder, that would have been due to I-Mab by AbbVie with respect to any Licensed Product pursuant to Section 10.3 (with respect to any Milestone Events achieved thereafter) and Section 10.4 (with respect to any Net Sales thereafter), [Redacted];

15.8.2    AbbVie’s diligence obligations pursuant to Section 5.4 and exclusivity obligation pursuant to Section 2.4.2 shall all terminate; and

15.8.3    AbbVie shall have the right to disband the JGC and terminate the activities of the JGC, and (a) any requirement of I-Mab to provide Information or other materials to the JGC shall be deemed a requirement to provide such Information or other materials to AbbVie, and (b) AbbVie shall have the right to solely decide, without consultation with I-Mab, all matters with respect to the AbbVie Territory that are subject to the review or approval by the JGC hereunder.

All other provisions of this Agreement shall remain in full force and effect without change. The remedies set forth in this Section 15.8 shall be without limitation to any other rights or remedies that may be available to AbbVie under this Agreement or at law.

15.9    Accrued Rights; Surviving Obligations.

15.9.1    Termination or expiration of this Agreement (either in its entirety or with respect to one (1) or more countries or jurisdictions) for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration; provided that in no event shall I-Mab accrue any rights to, and AbbVie shall have no obligation to make, any Milestone Payment under Section 10.3 based on any Milestone Event with respect to, or any Net Sales of, any Terminated Product in a Terminated Territory that occurs on or after the date of delivery by either Party of any Termination Notice pursuant to Section 15.2.1 or any other notice of termination pursuant to Section 15.2, in each case, with respect to such Terminated Territory. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement. Without limiting the foregoing, Sections 3.1.4, 5.2.2, 6.2.2, 10.2 - 10.9 (only to the extent related to a payment arising prior to the effective date of termination or expiration of this Agreement), 10.10 - 10.12, 10.15.2 and 10.15.3 (in each case, only in the case of expiration or, in case of termination, to the extent related to Net Sales arising prior to the effective date of termination or pursuant to Section 15.9.2), 11.1, 15.1 (only in the event of expiration and not termination of this Agreement), 15.3 - 15.7, and this Section 15.9 and Articles 1 (only to the extent such defined terms are used in the surviving provisions), 12 (other than Section 12.6 and 12.9), 14 and 16 of this Agreement shall survive the termination or expiration of this Agreement for any reason.

15.9.2    Notwithstanding the termination of AbbVie’s licenses and other rights under this Agreement, AbbVie shall have the right [Redacted] after the effective date of such termination to sell or otherwise dispose of all Licensed Products then in its inventory and any in-progress inventory as though this Agreement had not terminated and such sale or disposition shall not constitute infringement of I-Mab’s or its Affiliates’ Patent or other intellectual property or other proprietary rights. For clarity, AbbVie shall continue to make payments thereon as provided in Section 10.4 and comply with Section 10.15.2 and Section 10.15.3 with respect to any such sales or dispositions of Licensed Products.

ARTICLE 16

MISCELLANEOUS

16.1    Force Majeure.

16.1.1    Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, hurricanes, embargoes, shortages, epidemics, pandemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person), acts of God or acts, omissions or delays in acting by any governmental authority (except to the extent such delay results from the breach by the non-performing Party or any of its Affiliates of any term or condition of this Agreement). The non-performing Party shall notify the other Party of such force majeure [Redacted] after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration and any action being taken to avoid or minimize its effect. The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform.

16.1.2    If either Party is not able to Manufacture any Licensed Compounds or Licensed Products in accordance with this Agreement or the AbbVie Supply Agreement or I-Mab Supply Agreement, as applicable, because all or part of the Manufacturing capacity or relevant materials thereto required to Manufacture such Licensed Compounds or Licensed Products are required to manufacture products for supply to, or at the request of, a governmental authority in connection with a pandemic, epidemic or other public health crisis, such Party shall not be required to Manufacture or supply such Licensed Compounds or Licensed Products and will not be held liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for such failure or any delay in Manufacturing or supplying such Licensed Compounds or Licensed Products. In such event, the applicable Party shall allocate its available capacity and supply for the Manufacture of such Licensed Compounds and Licensed Products in a reasonable manner and will consult with the other Party with respect to such allocation.

16.2    Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States or other countries that may be imposed on the Parties from time to time. Each Party agrees that it will not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity in accordance with Applicable Law.

16.3    I-Mab Change of Control.

16.3.1    In the event of a Change of Control of I-Mab, I-Mab covenants that, following such Change of Control, there shall be no material change in the level or nature of efforts or resources expended by I-Mab and its Affiliates, or the qualifications and experience of the assigned personnel (including with respect to the allocation of their time), in each case, that would reasonably be expected to result in an adverse impact on I-Mab’s ability to perform its obligations under this Agreement, or the Exploitation of any Licensed Product by AbbVie. Without limiting the foregoing, I-Mab shall ensure that, if such Change of Control occurs during the Initial Development Term, each employee of I-Mab or any of its Affiliates who worked on the Development activities (including any regulatory activities) with respect to a Licensed Product during the six (6) month-period immediately prior to such Change of Control or who would reasonably be expected to work on such activities thereafter, shall continue to work on such activities until the end of the Initial Development Term, so long as such Person remains an employee of I-Mab or any of its Affiliates.

16.3.2    I-Mab’s obligations and AbbVie’s rights with respect to the I-Mab Non-C4 Multi-Specific Product ROFN pursuant to Section 2.7, the Existing Multi-Specific Product ROFN pursuant to Section 4.2, the Existing Multi-Specific Product right of first refusal pursuant to Section 4.3 and the Mono Licensed Product ROFN pursuant to Section 6.6 shall not be triggered solely based on a Change of Control of I-Mab.

16.4    Assignment.

16.4.1    Neither Party may assign its rights or, except as provided in Section 3.1.3, Section 4.1.2, Section 5.5 and Section 6.5 and Article 11, delegate its obligations under this Agreement, whether by operation of law or otherwise, in whole or in part without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, except that (a) AbbVie shall have the right, without such consent, (i) to perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates or Sublicensees or Distributors, and (ii) assign any or all of its rights and delegate any or all of its obligations hereunder to any of its Affiliates or any successor in interest (whether by merger, acquisition, asset purchase or otherwise) to one or more Licensed Products or its business generally, and (b) I-Mab shall have the right, without such consent, to assign any or all of its rights and delegate any or all of its obligations hereunder to any of its Affiliates (provided that with respect to any such assignment or delegation of all of its obligations outside of a Change of Control transaction, such Affiliate has at least a comparable level of expertise, resources, capabilities and compliance controls as I-Mab has as of the Execution Date and with respect to any such delegation of some (but not all) of its obligations hereunder, such Affiliate has at least a comparable level of expertise, resources, capabilities and compliance controls as I-Mab has as of the Execution Date with respect to such delegated obligations) or to its successor in interest in the event of a Change of Control of I-Mab. All validly assigned rights of a Party shall inure to the benefit of and be enforceable by, and all validly delegated obligations of such Party shall be binding on and be enforceable against, the permitted successors and assigns of such Party; provided that, in the case of a Change of Control of such Party in which such Party survives, as between the other Party on the one hand and such surviving Party and the acquiror on the other hand, such surviving Party and the acquiror shall remain jointly and severally liable for the performance of such delegated obligations under this Agreement; provided, further that, without limiting such surviving Party’s and the acquiror’s obligations to the other Party hereunder, the foregoing shall not be construed as overriding or changing any allocation of liability that such surviving Party and acquiror may agree as between such surviving Party and its acquiror. Notwithstanding the preceding sentence, any permitted successor of a Party or any permitted assignee of all of a Party’s rights under this Agreement that has also assumed all of such Party’s obligations hereunder in writing shall, upon any such succession or assignment and assumption, be deemed to be a party to this Agreement as though named herein in substitution for the assigning Party, whereupon the assigning Party shall cease to be a party to this Agreement and shall cease to have any rights or obligations under this Agreement. Any attempted assignment or delegation in violation of this Section 16.4 shall be void and of no effect. Notwithstanding any other provision of this Section 16.4, the terms of this Agreement may be varied, amended or modified or this Agreement may be suspended, canceled or terminated without the consent of any assignee or delegate that is not deemed pursuant to the provisions of this Section 16.4 to have become a party to this Agreement.

16.4.2    Each Party acknowledges and agrees that, notwithstanding any provision of this Agreement to the contrary, if the other Party undergoes a Change of Control, assignment this Agreement in connection with a Change of Control or acquires a Third Party (such other Party, the “Change of Control Party”) any Patent, Know-How or other intellectual property or other proprietary rights that are owned or otherwise controlled by any Third Party (including such Third Party’s Affiliates) that becomes an Affiliate or assignee of the Change of Control Party after the Execution Date as a result of such Change of Control, assignment, or acquisition, shall be excluded from the licenses granted by Change of Control Party to the non-Change of Control Party under this Agreement, as long as such Patent, Know-How or other intellectual property or other proprietary rights (1) is not incorporated into, or used in the Exploitation of, a Licensed Compound or Licensed Product and (2) was not generated through any use of, or access to (in more than a de minimis fashion) the AbbVie Technology or the I-Mab Technology.

16.5    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties. To the fullest extent permitted by Applicable Law, each Party hereby waives any provision of law that would render any provision hereof illegal, invalid or unenforceable in any respect.

16.6    Dispute Resolution. Except for disputes resolved by the procedures set forth in Section 9.2.3 or 10.12.2, if a dispute arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (a “Dispute”), it shall be resolved pursuant to this Section 16.6.

16.6.1    General. Any Dispute shall first be referred to the Senior Officers of the Parties, who shall confer in good faith on the resolution of the issue. Any final decision mutually agreed to by the Senior Officers shall be conclusive and binding on the Parties. If the Senior Officers are not able to agree on the resolution of any such Dispute within [Redacted] (or such other period of time as mutually agreed by the Senior Officers) after such Dispute was first referred to them, then, except as otherwise set forth in Section 16.6.2, either Party shall have the right to commence arbitration pursuant to the procedures set forth in Schedule 16.6.3 for purposes of having such Dispute resolved.

16.6.2    Intellectual Property Disputes. In the event that a Dispute arises with respect to the scope, validity, patentability or enforceability of any Patent, Trademark or other intellectual property rights (other than inventorship, as set forth below), and such Dispute cannot be resolved by the Senior Officers in accordance with Section 16.6.1, unless otherwise agreed by the Parties in writing, such Dispute shall not be submitted to arbitration in accordance with Section 16.6.3 and instead, either Party may initiate litigation in a court or governmental agency of competent jurisdiction, notwithstanding Section 16.7.2, in any country or jurisdiction in which such rights apply. In case of a Dispute between the Parties with respect to inventorship, and such Dispute cannot be resolved by the Senior Officers in accordance with Section 16.6.1, unless otherwise agreed by the Parties in writing, such Dispute shall not be submitted to arbitration in accordance with Section 16.6.3 and instead, the Parties shall jointly select a patent attorney registered before the United States Patent and Trademark Office and submit such Dispute to the mutually-selected patent attorney for resolution under the United States patent law, and the decision of such patent attorney with respect to the inventorship shall be final and unchallengeable and bind both Parties, and the Parties shall share equally the expenses of such patent attorney. For clarity, the patent attorney shall conduct an independent inventorship analysis and shall not act as an arbitrator.

16.6.3    Arbitration. Any arbitration proceeding under this Agreement shall take place pursuant to the procedures set forth in Schedule 16.6.3. The Parties agree that any dispute concerning the propriety of the commencement of the arbitration or the scope and applicability of the agreement to arbitrate shall be determined by the sole arbitrator.

16.6.4    Adverse Ruling. Any determination pursuant to this Section 16.6 that a Party is in material breach of its material obligations hereunder shall specify a (nonexclusive) set of actions to be taken to cure such material breach, if feasible.

16.6.5    Interim Relief. Notwithstanding anything herein to the contrary, nothing in this Section 16.6 shall preclude either Party from seeking interim or provisional relief, including a temporary restraining order, preliminary injunction or other interim equitable relief concerning any Dispute, if necessary to protect the interests of such Party. This Section 16.6.5 shall be specifically enforceable.

16.7    Governing Law, Jurisdiction and Service.

16.7.1    Governing Law. This Agreement and the performance, enforcement, breach or termination hereof shall be interpreted, governed by and construed in accordance with the laws of the State of New York, United States, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction; provided that all questions concerning (a) inventorship and ownership of Patents under this Agreement shall be determined in accordance with Section 11.1 and (b) the construction or effect of Patents shall be determined in accordance with the laws of the country or jurisdiction in which the particular Patent has been filed or granted, as the case may be. The Parties agree to exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods.

16.7.2    Jurisdiction. Subject to Section 16.6, Section 16.11 and Schedule 16.6.3, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the state and federal courts located in the State of New York for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. The Parties irrevocably and unconditionally waive their right to a jury trial.

16.7.3    Service. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 16.8.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

16.8    Notices.

16.8.1    Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Section 16.8.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Section 16.8.1. Such notice shall be deemed to have been given as of the date delivered by hand or on the second Business Day (at the place of delivery) after deposit with an internationally recognized overnight delivery service. This Section 16.8.1 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

16.8.2    Address for Notice.

If to AbbVie, to:

AbbVie Ireland Unlimited Company

c/o PricewaterhouseCoopers Financial Services Limited

4th Floor, Washington House

16 Church Street

Hamilton HM11, Bermuda

Attention: Vice President, Tax & Treasury

with a copy (which shall not constitute notice) to:

AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064

United States

Attention: Vice Chairman, External Affairs, Chief Legal Officer and Corporate Secretary

If to I-Mab, to:

I-MAB Biopharma US Limited

Suite 516, 2275 Research Boulevard,

Rockville, Maryland, 20850

United States

Attention: [Redacted]

with a copy (which shall not constitute notice) to:

I-Mab Biopharma Co., Ltd.

天境生物科技(上海)有限公司

Suite 802, West Tower, OmniVision

88 Shangke Road, Pudong District

Shanghai, 201210

P.R. China

Attention: Legal

with an additional copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

United States

Attention: [Redacted]

16.9    Entire Agreement; Amendments. This Agreement, together with the Schedules attached hereto sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understandings, promises and representations, whether written or oral, with respect thereto are superseded hereby. Each Party confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth in this Agreement. No amendment, modification, release or discharge shall be binding upon the Parties unless in writing and duly executed by authorized representatives of both Parties. In the event of any inconsistencies between this Agreement and any schedules or other attachments hereto, the terms of this Agreement shall control.

16.10    English Language.

16.10.1    This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

16.10.2    [Redacted]

16.11    Equitable Relief. Each Party acknowledges and agrees that the restrictions and obligations set forth in Section 2.4, Section 7.3, Article 11 and Article 12 are reasonable and necessary to protect the legitimate interests of the other Party and that such other Party would not have entered into this Agreement in the absence of such restrictions and that any breach or threatened breach of any provision of such Section or Articles shall result in irreparable injury to such other Party for which there will be no adequate remedy at law. In the event of a breach or threatened breach of any provision of such Section or Articles, the Non-Breaching Party shall be authorized and entitled to seek from any court of competent jurisdiction injunctive relief, whether preliminary injunctive or permanent, specific performance and an equitable accounting of all earnings, profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which such Non-Breaching Party may be entitled in law or equity. Each Party hereby waives any requirement that the other (a) post a bond or other security as a condition for obtaining any such relief and (b) show irreparable harm, balancing of harms, and consideration of the public interest or inadequacy of monetary damages as a remedy. Nothing in this Section 16.11 is intended or should be construed, to limit either Party’s right to equitable relief or any other remedy for a breach of any other provision of this Agreement.

16.12    Waiver and Non-Exclusion of Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by either Party of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise. The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by Applicable Law or otherwise available except as expressly set forth herein.

16.13    No Benefit to Third Parties. Except as provided in Article 14, the covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns and they shall not be construed as conferring any rights on any other Persons.

16.14    Further Assurance. Each Party shall duly execute and deliver or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof or to better assure and confirm unto such other Party its rights and remedies under this Agreement.

16.15    Relationship of the Parties. It is expressly agreed that I-Mab, on the one hand, and AbbVie, on the other hand, shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency, including for all tax purposes. Neither I-Mab, on the one hand, nor AbbVie, on the other hand, shall have the authority to make any statements, representations or commitments of any kind, or to take any action that will be binding on the other, without the prior written consent of the other Party to do so. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such first Party. The Parties shall not treat or report the relationship between the Parties arising under this Agreement as a partnership or entity for United States tax purposes, without the prior written consent of the other Party unless required pursuant to a determination within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended.

16.16    HSR Act Compliance.

16.16.1    HSR Filing. Each of AbbVie and I-Mab shall make an HSR Filing within ten (10) Business Days after the Execution Date or such later date upon the mutual agreement of the Parties, unless the Parties together determine that no HSR Filing is required for the activities and licenses contemplated under the Agreement. The Parties shall cooperate with one another to the extent necessary in the preparation of any such filings. Each Party shall be responsible for its own costs and expenses associated with any such filings, provided that AbbVie will be solely responsible for the HSR filing fee.

16.16.2    HSR Clearance. In connection with obtaining HSR Clearance, AbbVie and I-Mab shall use their respective commercially reasonable efforts to resolve as promptly as practicable any objections that may be asserted by the FTC or the DOJ with respect to the transactions notified in the HSR Filing. The term “commercially reasonable efforts” as used in this Section 16.16 shall not require AbbVie to (a) sell, divest (including through a license or a reversion of licensed or assigned rights), hold separate, transfer, or dispose of any assets, operations, rights, product lines, or businesses, or interests therein, of itself or any of its Affiliates (or consent to any of the foregoing actions), or (b) litigate or otherwise formally oppose any determination (whether judicial or administrative in nature) by a governmental authority seeking to impose any of the restrictions referenced in clause (a) above (such litigation or judicial or administrative proceeding, an “HSR Proceeding”). Neither Party may seek early termination (or early determination) of HSR Clearance without the other Party’s prior written consent.

16.16.3    Cooperation. In connection with obtaining HSR Clearance, each of AbbVie and I-Mab shall (a) cooperate with each other in connection with any investigation or other inquiry relating to an HSR Filing and the transactions contemplated by this Agreement; (b) keep the other Party or its counsel informed of any communication received from or given to the FTC or DOJ relating to the HSR Filing and the transactions contemplated by this Agreement (and provide a copy to the other Party if such communication is in writing); (c) reasonably consult with each other in advance of any meeting or conference with the FTC or DOJ, and, to the extent permitted by the FTC or DOJ, give the other Party or its counsel the opportunity to attend and participate in such meetings and conferences; and (d) permit the other Party or its counsel to review in advance, and in good faith consider the views of the other Party or its counsel concerning, any submission, filing or communication (and documents submitted therewith) intended to be given to the FTC or DOJ. Without limiting the foregoing, I-Mab shall cooperate fully in any HSR Proceeding initiated by AbbVie; provided that I-Mab shall not agree to or effectuate any remedy without the prior written consent of AbbVie.

16.17    References. Unless otherwise specified, (a) references in this Agreement to any Article, Section or Schedule shall mean references to such Article, Section or Schedule of this Agreement, (b) references in any Section to any clause are references to such clause of such Section and (c) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto.

16.18    Construction. Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days. The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including,” “include,” or “includes” as used herein shall mean including, without limiting the generality of any description preceding such term. All references to “will” are interchangeable with the word “shall” and shall be understood to be imperative or mandatory in nature. The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against either Party.

16.19    Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile, .pdf format via email or other electronically transmitted signatures and such signatures shall be deemed to bind each Party as if they were original signatures.

[SIGNATURE PAGE FOLLOWS.]

THIS AGREEMENT IS EXECUTED by an authorized representative of each Party as of the Execution Date.

ABBVIE IRELAND UNLIMITED COMPANY		I-Mab Biopharma Co., Ltd.

By:	/s/ Roopal Thakkar	By:	/s/ Jingwu Zhang Zang
Name:	Roopal Thakkar	Name:	Jingwu Zhang Zang
Title:	Director	Title:	Founder, Honorary Chairman and Director

I-Mab Biopharma US Limited

		By:	/s/ Jingwu Zhang Zang
		Name:	Jingwu Zhang Zang
		Title:	Founder, Honorary Chairman and Director

Signature Page to License and Collaboration Agreement

EXHIBIT A

[ALL EXHIBITS/SCHEDULES REDACTED]